  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 4, 1999

                                                 REGISTRATION NO. 333-69699
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------

                      TERAYON COMMUNICATION SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------
        DELAWARE                    3661                     77-0328533
    (STATE OR OTHER          (PRIMARY STANDARD            (I.R.S. EMPLOYER
    JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NUMBER)
    INCORPORATION OR        CLASSIFICATION CODE
     ORGANIZATION)                NUMBER)

                                ---------------

                             2952 BUNKER HILL LANE
                             SANTA CLARA, CA 95054
                                 (408) 727-4400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                 DR. ZAKI RAKIB
                            CHIEF EXECUTIVE OFFICER
                      TERAYON COMMUNICATION SYSTEMS, INC.
                             2952 BUNKER HILL LANE
                             SANTA CLARA, CA 95054
                                 (408) 727-4400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                   COPIES TO:

            JAMES C. GAITHER                           NEIL WOLFF
             KARYN R. SMITH                          YOICHIRO TAKU
            PETER M. O. WONG                         BENJAMIN CHUN
           COOLEY GODWARD LLP               WILSON SONSINI GOODRICH & ROSATI
           ONE MARITIME PLAZA                   PROFESSIONAL CORPORATION
               20TH FLOOR                          650 PAGE MILL ROAD
        SAN FRANCISCO, CA 94111                   PALO ALTO, CA 94304
             (415) 693-2000                          (650) 493-9300

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                              PROPOSED       PROPOSED
                                AMOUNT         MAXIMUM        MAXIMUM      AMOUNT OF
  TITLE OF EACH CLASS OF        TO BE      OFFERING PRICE    AGGREGATE    REGISTRATION
SECURITIES TO BE REGISTERED  REGISTERED(1)  PER SHARE(2)   OFFERING PRICE    FEE(3)
--------------------------------------------------------------------------------------
 Common Stock, par value
  $.001 per share.......       3,737,500       $37.00       $138,287,500     $38,444
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

(1) Includes 487,500 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the registration fee.

(3) Includes $28,384 previously paid by the Registrant.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE + +CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT + +FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS + +PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR DOES IT + +SEEK OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR +
+SALE IS NOT PERMITTED.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                            JANUARY 4, 1999

                             3,250,000 SHARES

                         [LOGO OF TERAYON APPEARS HERE]
                                  COMMON STOCK

                                   --------

  Terayon Communication Systems, Inc. is offering 1,750,000 shares. The selling stockholders identified in this prospectus are offering an additional 1,500,000 shares. Terayon will not receive any of the proceeds from the sale of shares by the selling stockholders.

  Terayon's Common Stock is traded on the Nasdaq National Market under the symbol "TERN." On December 31, 1998, the last reported sale price for the Common Stock on the Nasdaq National Market was $37.00 per share.

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                                Per Share Total
                                                                --------- -----
  Public offering price........................................   $       $
  Underwriting discount........................................   $       $
  Proceeds, before expenses, to Terayon........................   $       $
  Proceeds, before expenses, to the selling stockholders.......   $       $

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  Terayon and certain selling stockholders have granted the underwriters the right to purchase up to 487,500 additional shares at the public offering price to cover any over-allotments.

                                  -----------

  The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in Baltimore,
Maryland on      , 1999.

BT ALEX. BROWN

           HAMBRECHT & QUIST

                       LEHMAN BROTHERS

                                                            SALOMON SMITH BARNEY

                                        , 1999

                          TERAYON'S BROADBAND ROADMAP

   GRAPHIC CONSISTING OF A DEPICTION OF THE FOLLOWING COMPONENTS OF BROADBAND
                           COMMUNICATIONS SOLUTIONS:

                           S-CDMA CABLE MODEM SYSTEM
                      STANDARDS-BASED DOCSIS MODEM SYSTEM
                             TECHNOLOGY LEADERSHIP
                                 SET-TOP BOXES
                            IP AND CIRCUIT TELEPHONY


  TeraComm, TeraLink, TeraPro, TeraView and Terayon are our trademarks. All other trademarks or service marks appearing in this prospectus are the property of their respective owners.

                                   [GATEFOLD]

                          TERAYON CABLE MODEM SYSTEMS:
                              BROADBAND INNOVATION

      INTERNET         CABLE HEADEND        COAX OR HFC       CORPORATE OFFICE

  PRIVATE BACKBONE    TERALINK GATEWAY      COAX OR HFC     TERAPRO CABLE MODEM
      NETWORK

                      TERALINK MASTER       COAX OR HFC        SMALL BUSINESS
                         CONTROLLER

                      TERAVIEW ELEMENT                          RESIDENTIAL
                    MANAGEMENT SOFTWARE

                    [GRAPHIC DEPICTING THE COMPONENTS OF THE
               TERACOMM SYSTEM AND POTENTIAL USERS OF THE SYSTEM]

CAPTIONS:

  S-CDMA CORE TECHNOLOGY. Terayon's S-CDMA technology allows cable operators to provide reliable, high capacity communications over more cable systems than alternative broadband access technologies.

  STANDARDS-BASED ROADMAP. Terayon has been selected by CableLabs to co-author an enhanced version of the DOCSIS cable modem specification based in part on Terayon's S-CDMA technology.

  FLEXIBLE ARCHITECTURE. The Terayon system can be deployed on any cable infrastructure, from pure coaxial systems to hybrid fiber/coax ("HFC") upgraded systems, providing cable operators fast time to market for cost-effective broadband access.

  ECONOMIC ADVANTAGE. The Terayon system does not require costly cable infrastructure upgrades, allowing cable operators to provide broadband access services at low start-up costs. The system also supports tiered levels of service, which provide additional revenue opportunities for cable operators.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Except as otherwise specified, all information in this prospectus assumes no exercise of the Underwriters' overallotment option.

  This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain a discussion of some of the factors that could contribute to those differences.

                                    TERAYON

  We develop, market and sell cable modem systems that enable cable operators to cost-effectively deploy reliable two-way broadband access services. Our TeraComm system is designed to enable cable operators to maximize the capacity and reliability of broadband access services over any cable plant. This allows cable operators to minimize time-consuming and costly network infrastructure upgrades, achieve reduced time to market and provide a wide range of service levels to residential and commercial end users. Cable operators using the TeraComm system can provide additional revenue-generating services to end users. This enables cable operators to compete effectively in the emerging market for broadband access services.

  In recent years, the volume of bandwidth intensive data, voice and video traffic across the Internet, corporate intranets and other public networks has increased dramatically. International Data Corporation estimates that the number of Internet users will increase from approximately 69 million at the end of 1997 to approximately 320 million by the end of 2002. IDC also estimates that the number of home office households will increase from approximately 35 million at the end of 1997 to approximately 50 million by the end of 2002. Although various technologies have emerged to address the need for broadband access, the existing cable infrastructure currently provides the highest available two-way transmission speeds and "always-on" availability. In addition, the existing cable infrastructure currently passes more than 95% of homes in the U.S. and a large number of small businesses.

  The TeraComm system is based on our Synchronous Code Division Multiple Access or "S-CDMA" technology. The TeraComm system is comprised of the TeraPro cable modem, the TeraLink 1000 Master Controller, the TeraLink Gateway, and the TeraView Element Management and Provisioning Software. Our S-CDMA technology enables reliable two-way broadband communications over both pure coaxial and hybrid fiber/coax cable infrastructure. It does this by maximizing resistance to noise that interferes with data transmissions over previously unusable frequency spectrum. In November 1998, CableLabs selected us to co-author an enhanced version of the DOCSIS cable modem specifications based in part on our S-CDMA technology.

  Our objective is to be the leading provider of cable modem systems to cable operators seeking to provide broadband access services to residential and commercial end users. Key elements of our strategy include the following:

  . supply leading cable operators worldwide;

  . advance industry standards;

  . extend technology leadership and achieve rapid time to market;

  .  reduce manufacturing costs;

  .  provide superior customer service and support; and

  .  increase our presence in existing and new markets.

  We sell our products to cable operators through direct sales forces in North America, Latin America and Europe. We also distribute our products via distributors and systems integrators. Companies currently using or distributing our TeraComm system include Shaw Communications Inc., TCA Cable TV, Inc., Cablevision Systems, Inc., and Crossbeam Networks Corporation, a wholly owned subsidiary of Sumitomo Corporation.

  Our Company was incorporated in California in January 1993 and reincorporated in Delaware in July 1998. References in the prospectus to "Terayon," "we," "our," "us" and the "Company" refer to Terayon Communication Systems, Inc., a Delaware corporation, and its subsidiaries. Our executive offices are located at 2952 Bunker Hill Lane, Santa Clara, California 95054 and our telephone number is (408) 727-4400. Our Web site is located at www.terayon.com. Information contained on our Web site does not constitute part of this prospectus.

                              RECENT DEVELOPMENTS

  . On January 4, 1999, we announced estimated revenues of approximately $12.5 million to $12.9 million for the fourth quarter ended December 31, 1998. Our expectations are preliminary and are subject to the completion of an audit of our December 31, 1998 financial statements.

  . In November 1998, CableLabs selected us to co-author a detailed technical specification for an enhanced version of the DOCSIS cable modem standard, based in part on our S-CDMA technology.

  . In October 1998, we began volume shipments of our cable modems in a new single-board design that achieves improved gross margins.

                                  THE OFFERING

 Shares offered by Terayon....................   1,750,000 shares
 Shares offered by the selling stockholders...   1,500,000 shares
 Shares to be outstanding after the offering..  18,122,598 shares(1)
 Use of proceeds..............................  For general corporate purposes, including capital expenditures
                                                and research and development
 Nasdaq National Market symbol................  TERN

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  NINE MONTHS
                                                                     ENDED
                              YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                          -----------------------------------  ------------------
                           1994    1995      1996      1997      1997      1998
                          ------  -------  --------  --------  --------  --------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................  $  140  $   --   $    --   $  2,118  $    755  $ 18,776
Cost of goods sold......     --       676       --      6,462     2,243    22,023
                          ------  -------  --------  --------  --------  --------
Gross profit (loss).....     140     (676)      --     (4,344)   (1,488)   (3,247)
                          ------  -------  --------  --------  --------  --------
Operating expenses:
  Research and develop-
   ment.................     235    2,028     8,020    11,319     8,581     7,702
  Sales and marketing...      17      205     1,141     4,468     2,715     4,815
  General and adminis-
   trative..............      84      825     1,789     2,546     1,715     2,095
                          ------  -------  --------  --------  --------  --------
   Total operating ex-
    penses..............     336    3,058    10,950    18,333    13,011    14,612
                          ------  -------  --------  --------  --------  --------
Loss from operations....    (196)  (3,734)  (10,950)  (22,677)  (14,499)  (17,859)
Net interest income.....     --        68       253       128       130        26
                          ------  -------  --------  --------  --------  --------
Net loss................    (196)  (3,666)  (10,697)  (22,549)  (14,369)  (17,833)
Series F convertible
 preferred stock divi-
 dend(2)................     --       --        --        --        --    (23,910)
                          ------  -------  --------  --------  --------  --------
  Net loss applicable to
 common stockholders....  $ (196) $(3,666) $(10,697) $(22,549) $(14,369) $(41,743)
                          ======  =======  ========  ========  ========  ========
Historical basic and
 diluted net loss per
 share applicable to
 common
 stockholders(3)........  $(0.10) $ (1.02) $  (2.64) $  (5.26) $  (3.39) $  (6.39)
                          ======  =======  ========  ========  ========  ========
Shares used in computing
 historical basic and
 diluted net loss per
 share applicable to
 common
 stockholders(3)........   2,000    3,589     4,054     4,289     4,235     6,530
                          ======  =======  ========  ========  ========  ========
Pro forma basic and
 diluted net loss per
 share applicable to
 common
 stockholders(3)........                             $  (2.07)           $  (3.21)
                                                     ========            ========
Shares used in pro forma
 basic and diluted net
 loss per share
 applicable to common
 stockholders(3)........                               10,873              12,991
                                                     ========            ========

                                                         SEPTEMBER 30, 1998
                                                       ------------------------
                                                        ACTUAL   AS ADJUSTED(4)
                                                       --------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..... $ 32,584     $ 93,397
Working capital.......................................   29,731       90,544
Total assets..........................................   48,530      109,343
Long-term debt (less current portion).................       12           12
Accumulated deficit...................................  (78,906)     (78,906)
Total stockholders' equity............................ $ 33,166     $ 93,979

-------
(1) Based on number of shares outstanding on September 30, 1998. Excludes 2,862,524 shares of common stock reserved for issuance pursuant to our employee benefit plans, under which options to purchase 2,685,840 shares were outstanding as of September 30, 1998. Also excludes 3,019,191 shares issuable upon exercise of outstanding warrants.
(2) See Note 9 of Notes to Consolidated Financial Statements for an explanation of the convertible preferred stock dividend.
(3) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method employed to determine the number of shares used to compute per share amounts.
(4) As adjusted reflects the estimated net proceeds from the sale of the 1,750,000 shares of common stock offered by Terayon in this offering, after deducting the estimated underwriting discount and estimated offering expenses. See "Use of Proceeds."

                                 RISK FACTORS

  This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

  This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

WE HAVE A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES.

  We have a very limited operating history, and it is difficult to predict our future operating results. We were incorporated in January 1993 and began shipping products commercially in June 1997. We have only been shipping products in volume since the first quarter of 1998. As of September 30, 1998, we had an accumulated deficit of $78.9 million. We believe that we will continue to experience net losses for the foreseeable future. Most of our expenses are fixed in advance, and we generally are unable to reduce our expenses significantly in the short term to compensate for any unexpected delay or decrease in anticipated revenues. We expect to increase expense levels in each of the next several quarters to support increased sales and marketing and technical support costs. Any significant delay in our anticipated revenues or commercialization of new products would have an immediate adverse effect on our business, operating results and financial condition. The revenue and profit potential of our business and our industry are unproven. We have had negative gross margins since our inception, and any future revenue growth may not result in positive gross margins or operating profits in future periods.

OUR OPERATING RESULTS MAY FLUCTUATE.

  Our quarterly revenues are likely to fluctuate significantly in the future due to a number of factors, many of which are outside our control. Factors that could affect our revenues include the following:

  .  variations in the timing of orders and shipments of our products;

  .  variations in the size of the orders by our customers;

  .  new product introductions by competitors;

  .  delays in introducing new products;

  .  delays of orders forecasted by our customers;

  . delays by our customers in the completion of upgrades of cable infrastructure;

  .  variations in capital spending budgets of cable operators; and

  . delays in obtaining regulatory approval for commercial deployment of cable modem systems.

  Our expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activities. Research and development expenses will vary as we begin development of new products and as our development programs move to wafer fabrication, which results in higher engineering expenses.

  We have a limited backlog of orders, and net sales for any future quarter are difficult to predict. Supply, manufacturing or testing constraints could result in delays in the delivery of our products. Any delay in the product deployment schedule of one or more of the cable operators that we target would have an adverse effect on our operating results for a particular period. In addition, due to the large dollar size of a typical transaction in comparison to our total revenues, any delay in the closing of a transaction could have a significant impact on our operating results for a particular period.

  A variety of factors affect our gross margin, including the following:

  .  the sales mix of our products;

  .  the volume of products manufactured;

  .  the type of distribution channel through which we sell our products;

  .  the average selling prices or "ASPs" of our products; and

  .  the effectiveness of our cost reduction measures.

  We anticipate that unit ASPs of our products will decline in the future. This could cause a decrease in the gross margins for these products. In addition, the maturity of TeraComm system deployments affects our gross margin. New deployments of the TeraComm system involve the sale of headend equipment (which has higher margins) and generally involve smaller quantities of product. New deployments typically are sold at higher margins than the larger volume sales of product associated with more mature deployments of the TeraComm system. The sales mix of TeraLink 1000 Master Controllers, TeraLink Gateways and TeraPro cable modems also affects our gross margin. The TeraPro cable modems have significantly lower margins than the TeraLink 1000 Master Controller and TeraLink Gateway headend products. We expect to achieve only nominal margins on the TeraPro cable modems for the foreseeable future. Further, we expect that sales of TeraPro cable modems will continue to constitute a significant portion of our revenues for the foreseeable future.

WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS.

  Three customers accounted for approximately 73% of our revenues in 1997 and three customers accounted for approximately 65% of our revenues in the first nine months of 1998. Of our total revenues in 1997, Telegate Ltd. accounted for approximately 30%, Sumitomo Corporation accounted for approximately 29% and NET Brasil S.A. accounted for approximately 14%. Of our total revenues for the nine months ended September 30, 1998, Shaw Communications Inc. accounted for approximately 32%, Cablevision Systems, Inc. accounted for approximately 19% and Sumitomo Corporation accounted for approximately 14%. We believe that a substantial majority of our revenues will continue to be derived from sales to a relatively small number of customers for the foreseeable future. In addition, we believe that sales to these customers will be focused on a small number of projects. The cable industry is undergoing significant consolidation in the United States and internationally, and a limited number of cable operators controls an increasing number of cable systems. As a result, our sales will be largely dependent upon product acceptance by the leading cable operators. Ten cable operators in the United States owned and operated facilities passing approximately 74% of total homes passed in 1997. The timing and size of each customer's order is critical to our operating results. Our major customers are likely to have significant negotiating leverage and may attempt to change the terms, including pricing, upon which we do business with them. These customers also may require longer payment terms than we anticipate, which could require us to raise additional capital to meet our working capital requirements. Our success will depend on our cable modems being widely deployed and our ability to sell to new customers.

THE SALES CYCLE FOR OUR PRODUCTS IS LENGTHY.

  The sales cycle associated with our products typically is lengthy, often lasting six months to a year. Our customers typically conduct significant technical evaluations of competing technologies prior to the commitment of capital and other resources. In addition, purchasing decisions may be delayed because of our customers' internal budget approval procedures. Sales also generally are subject to customer trials, which typically last three months. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter do not occur in that quarter, our operating results for that quarter could be materially adversely affected.

THERE ARE MANY RISKS ASSOCIATED WITH OUR PARTICIPATION IN CO-AUTHORING THE DOCSIS 1.2 SPECIFICATION.

  In November 1998, CableLabs selected us to co-author a technical specification for DOCSIS 1.2, an enhanced version of the DOCSIS cable modem standard based in part on our S-CDMA technology. Our agreement to co-author the DOCSIS 1.2 specification will require us to contribute some aspects of our S-CDMA technology to a royalty-free intellectual property pool. As a result, any of our competitors who join the DOCSIS intellectual property pool will have access to some aspects of our technology and will not be required to pay us any royalties or other compensation. Further, some of our competitors have been successful in reverse engineering the technology of other companies, and our contribution to the DOCSIS 1.2 intellectual property pool would expose some aspects of our technology to those competitors. If a competitor is able to duplicate the functionality and capabilities of our technology, we could lose all or some of the time-to-market advantage we might otherwise have.

  CableLabs may select additional authors to contribute to the DOCSIS 1.2 proposal. Any vendors that participate in the drafting process, including us, must contribute any of their technology that is essential to implement the DOCSIS 1.2 specification to the DOCSIS intellectual property pool on a royalty-free basis. If the DOCSIS Certification Board includes our proposal in the DOCSIS 1.2 draft specification, it will then be made available for comment by the organizations that participate in the DOCSIS specification process. The DOCSIS Certification Board may decide not to proceed with our proposal. Further, the comment process may take considerably longer than expected and may delay the publication of a DOCSIS 1.2 standard, currently anticipated to occur in 2000. If our draft proposal is not approved by the DOCSIS Certification Board, we may not be able to develop DOCSIS 1.2-compliant cable modems in a timely fashion or at all.

  We believe the adoption of DOCSIS 1.2 will result in increased competition in the North American cable modem market. This competition could come from existing competitors or from new competitors who enter the market as a result of the adoption of DOCSIS 1.2. This increased competition is likely to result in lower ASPs of cable modem systems and likely will adversely affect our gross margin. Because our competitors will be able to incorporate some aspects of our technology into their products, our current customers may choose alternate cable modem suppliers or choose to purchase DOCSIS 1.2-compliant cable modems from multiple suppliers. We may be unable to produce DOCSIS 1.2-compliant cable modems more quickly or at lower cost than our competitors. The inclusion of our S-CDMA technology in DOCSIS 1.2 could result in increased competition for the services of our existing employees who have experience with S-CDMA. The loss of these employees to one or more competitors could adversely affect our business.

  DOCSIS standards have not yet been accepted in Europe and Asia. Sales to customers outside of the United States and Canada accounted for 78% of our revenues in 1997 and 38% of our revenues in the first nine months of 1998. If standards that are not compatible with DOCSIS standards ultimately achieve widespread acceptance outside of the United States and Canada, we could be required to redesign our products for use in those markets. Even if we were able to successfully redesign our products, this would likely delay the deployment of our products in markets outside of the United States and Canada.

WE NEED TO DEVELOP NEW PRODUCTS.

  Our future success will depend in part on our ability to develop, introduce and market new products in a timely manner. We must also respond to competitive pressures, evolving industry standards and technological advances. Our current products are not DOCSIS-compliant, and we do not expect to sell our DOCSIS 1.2-compliant products until 2000. As 2000 approaches, existing or potential customers may delay purchases of our current cable modem system in order to purchase systems that comply with the DOCSIS 1.2 standard. In addition, potential new customers could decide to purchase DOCSIS 1.2-compliant products from one or more of our competitors rather than from us. As a result, in the second half of 1999 and early 2000, our product sales may be lower than we anticipate. As 2000 approaches, we may be required to reduce the price of our current products for sales to existing customers. This would have an adverse effect on our operating results and gross margin.

  It is expected that the DOCSIS 1.2 specifications will be based upon both S-CDMA and advanced TDMA technology. In that event, we will have to incorporate advanced TDMA technology into our DOCSIS 1.2-compliant products. If we are unable to do this effectively or in a timely manner, we will lose some or all of the time-to-market advantage we might otherwise have had.

AVERAGE SELLING PRICES OF CABLE EQUIPMENT TYPICALLY DECREASE.

  The cable equipment systems industry has been characterized by erosion of average selling prices. We expect this to continue. This erosion is due to a number of factors, including competition, rapid technological change and price performance enhancements. The average selling prices for our products may be lower than expected as a result of competitive pricing pressures, our promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments. We anticipate that ASPs and gross margins for our products will decrease over product life cycles. In addition, we believe that the widespread adoption of industry standards is likely to further erode ASPs, particularly for cable modems. It is likely that the adoption of industry standards will result in increased retail distribution of cable modems, which could put further price pressure on our modems. Decreasing ASPs could result in decreased revenue even if the number of units sold increases. As a result, we may experience substantial period-to-period fluctuations in future operating results due to ASP erosion. Therefore, we must continue to develop and introduce on a timely basis next-generation products with enhanced functionalities that can be sold at higher gross margins. Our failure to do this could cause our revenues and gross margin to decline.

WE MUST ACHIEVE COST REDUCTIONS.

  Certain of our competitors currently offer cable modems at prices lower than ours. Market acceptance of our products will depend in part on reductions in the unit cost of our products. We expect that as headend equipment becomes more widely deployed, the price of cable modems and other products will decline. In particular, we believe that the adoption of industry standards such as DOCSIS will cause increased price competition for cable modems. However, we may be unable to reduce the cost of our modems sufficiently to enable us to compete with other cable modem suppliers. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross margins.

  Many of our competitors are larger and manufacture products in significantly greater quantities than we intend to for the foreseeable future. Consequently, these competitors have more leverage in obtaining favorable pricing from suppliers and manufacturers. In order to remain competitive, we must significantly reduce the cost of manufacturing our cable modems through design and engineering changes. We may not be successful in redesigning our products. Even if we are successful, our redesign may be delayed or may contain significant errors and product defects. In addition, any redesign may not result in sufficient cost reductions to allow us to significantly reduce the list price of our products or improve our gross margin. Reductions in our manufacturing costs will require us to use more highly integrated components in future products and may require us to enter into high volume or long-term purchase or manufacturing agreements. Volume purchase or manufacturing agreements may not be available on acceptable terms. We could incur expenses without related revenues if we enter into a high volume or long-term purchase or manufacturing agreement and then decide that we cannot use the products or services offered by such agreement.

WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

  The markets for our products are characterized by rapid technological change, evolving industry standards, changes in end user requirements and frequent new product introductions and enhancements. Our future success will depend upon our ability to enhance our existing products and to develop and introduce new products that achieve market acceptance. Cable operators may adopt alternative technologies or they may deploy alternative services that are incompatible with our products.

  The demand for broadband access services has resulted in the development of several competing modulation technologies. Our products utilize a modulation technology known as Synchronous Code Division Multiple Access or "S-CDMA," while several of our competitors utilize modulation technologies known as Time Division Multiple Access or "TDMA" and Frequency Division Multiple Access or "FDMA." Our headend equipment and cable modem products currently are not interoperable with the headend equipment and modems of other suppliers of broadband access products. As a result, potential customers who wish to purchase broadband access products from multiple suppliers may be reluctant to purchase our products. Although our technology may be incorporated into a future version of industry standards, we cannot be certain that major cable operators will adopt these standards. Major cable operators may not adopt products or technologies based on our current proprietary S-CDMA technology or on any future industry standard S-CDMA technology. Further, major cable operators may adopt products or standards technologies based on competing modulation technologies. If competitors using other modulation technologies can incorporate functionality and capabilities currently found in S-CDMA, the value of our S-CDMA technology would be diminished.

CABLE MODEMS HAVE NOT ACHIEVED WIDESPREAD MARKET ACCEPTANCE AND MANY COMPETING TECHNOLOGIES EXIST.

  Our success will depend upon the widespread commercial acceptance of cable modems by cable operators and end users of broadband access services. Cable operators have only recently begun to deploy broadband access services based on cable modem technology, and the market for these services is not fully developed. We cannot accurately predict the future growth rate or the ultimate size of the cable modem market. Potential users of our products may have concerns regarding the security, reliability, cost, ease of installation and use and capability of cable modems in general.

  The general market for cable modems may be affected by the development of alternative technologies that provide broadband access services. These include the following:

  .  Digital Subscriber Line technologies known as "xDSL";

  .  Integrated Service Digital Network or "ISDN";

  .  data transmission over fiber optic cable;

  .  direct broadcast satellite;

  .  Local Multipoint Distribution Service; and

  .  Multichannel Multipoint Distribution Service.

  Broadband access services based on some of these competing technologies are already available and could significantly limit acceptance of cable modem-based services.

WE NEED TO DEVELOP ADDITIONAL DISTRIBUTION CHANNELS.

  We presently market our products to cable operators and systems integrators. We believe that much of the North American cable modem market may shift to a retail distribution model. Accordingly, we may need to redirect our future marketing efforts to sell our cable modems directly to retail distributors and end users. This shift would require us to establish new distribution channels for our products. We may be unable to establish these additional distribution channels. If we do establish them, we may be unable to hire the additional personnel necessary to foster and enhance such distribution channels. In addition, if the cable modem market shifts to a retail distribution model, we may not successfully establish a retail distribution presence. To the extent that large consumer electronics companies enter the cable modem market, their well-established retail distribution capabilities would provide them with a significant competitive advantage.

WE MAY BE UNABLE TO MARKET EFFECTIVELY TO CABLE OPERATORS.

  Our growth and future success will be substantially dependent upon our ability to convince cable operators to adopt our technologies, purchase our products and effectively market our products to end users. Cable operators are likely to prefer purchasing products from established manufacturing companies that can demonstrate the capability to supply large volumes of products on short notice. In addition, many cable operators may be reluctant to adopt technologies that have not gained acceptance among other cable operators. This reluctance could result in lengthy product testing and acceptance cycles for our products. Consequently, the impediments to our initial sales may be even greater than those to later sales. No established distribution network in the cable modem industry exists that would provide us with easy access to smaller or geographically diverse cable operators. Therefore, our initial sales to larger, more established cable operators are critical to our business. Although we intend to establish strategic relationships with leading distributors worldwide, we may not succeed in establishing these relationships. Even if we do establish these relationships, the distributors may not succeed in marketing our products to cable operators. Some of our competitors have already established relationships with certain cable operators, such as Motorola Inc.'s relationships with Tele-Communications, Inc. or "TCI," Time Warner Cable, Comcast Corporation and Cox Communications, Inc. These established relationships may further limit our ability to sell products to those cable operators. We do not have long, well-established relationships with those cable operators. If we were to sell our products to those cable operators, it would likely not be based on long-term contracts and those customers would be able to terminate their relationships with us at any time. In addition, one or more of our current customers could cancel its relationship with us at any time.

WE ARE DEPENDENT ON CABLE OPERATORS AND OTHER SERVICE PROVIDERS.

  We depend on cable operators to purchase our cable modem systems and to provide our cable modems to end users. Cable operators have a limited amount of available bandwidth over which they can offer robust data services, and they may not choose to provide these data services to their customers. If cable operators choose to provide these services, we also will depend upon them to market these services to cable customers, to install our equipment and to provide support to end users. In addition, we will be highly dependent on cable operators to continue to maintain their cable infrastructure in a manner that allows us to provide consistently high performance and reliable services. Our success also will depend upon the acceptance of our products by other providers of services to the cable industry, such as At Home Corporation's @Home Network and Road Runner, a joint venture between MediaOne Group, Inc. and Time Warner Cable.

WE ARE DEPENDENT ON THE CABLE INDUSTRY TO UPGRADE TO TWO-WAY CABLE
INFRASTRUCTURE.

  Demand for our products will depend to a significant degree upon the magnitude and timing of capital spending by cable operators for implementation of access systems for data transmission over cable networks. This involves the enabling of two-way transmission over existing coaxial cable networks and the eventual upgrade to HFC in areas of higher penetration of data services. If cable operators fail to complete these upgrades of their cable infrastructures in a timely and satisfactory manner, the market for our products could be limited. In addition, few businesses in the United States currently have cable access. Cable operators may not choose to upgrade existing residential cable systems or to install new cable systems to serve business locations.

  The success and future growth of our business will be subject to economic and other factors affecting the cable television industry generally, particularly its ability to finance substantial capital expenditures. Capital spending levels in the cable industry in the United States have fluctuated significantly in the past, and we believe that such fluctuations will occur in the future. The capital spending patterns of cable operators are dependent on a variety of factors, including the following:

  .  the availability of financing;

  . cable operators' annual budget cycles, as well as the typical reduction in upgrade projects during the winter months;

  . the status of federal, local and foreign government regulation and deregulation of the telecommunications industry;

  .  overall demand for cable services;

  . competitive pressures (including the availability of alternative data transmission and access technologies);

  .  discretionary consumer spending patterns; and

  .  general economic conditions.

  In recent periods, the United States cable market has been characterized by the acquisition of smaller and independent cable operators by large cable operators. We cannot predict the effect, if any, that consolidation in the United States cable industry will have on overall capital spending patterns by cable operators. The effect on our business of further industry consolidation also is uncertain.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND WE ARE DEPENDENT ON CONTRACT MANUFACTURERS.

  We have had limited experience manufacturing our products and we depend heavily upon the manufacturing capabilities of Solectron Corporation, our contract manufacturer. We only began shipping our products in volume in the first quarter of 1998, and we may encounter difficulties as we increase the volume of our manufacturing operations. Our limited operating history and the early stage of the cable modem market make it difficult for us to accurately forecast demand for our products. Our inability to accurately forecast the actual demand for our products could result in supply, manufacturing or testing capacity constraints. These constraints could result in delays in the delivery of our products or the loss of existing or potential customers, either of which could have a material adverse effect on our business, operating results or financial condition. In addition, we had unconditional purchase obligations of approximately $11.4 million as of September 30, 1998, primarily to Solectron, to purchase minimum quantities of materials and components used to manufacture our products. We must fulfill these obligations even if demand for our products is lower than we anticipate.

WE ARE DEPENDENT ON KEY SUPPLIERS.

  We manufacture all of our products using components or subassemblies procured from third-party suppliers. Certain of these components are available from a single source and others are available from limited sources. All of our sales are from products containing one or more components that are available only from single supply sources. In addition, some of the components are custom parts produced to our specifications. For example, we currently rely on VLSI Technology, Inc. to supply a custom ASIC that is used in our products. Other components, such as the radio frequency tuner and some surface acoustic wave filters, are procured from sole-source suppliers. Any interruption in the operations of vendors of sole sourced parts could adversely affect our ability to meet our scheduled product deliveries to customers. Delays in key component or product deliveries may occur due to shortages resulting from a limited number of suppliers, the financial or other difficulties of such suppliers or a limitation in component product availability. We are dependent on semiconductor manufacturers and are affected by worldwide conditions in the semiconductor market. If we are unable to obtain a sufficient supply of components from our current sources, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage customer relationships. Further, a significant increase in the price of one or more of these components could have a material adverse effect on our gross margin or operating results.

WE MUST TRANSITION TO NEW SEMICONDUCTOR PROCESS TECHNOLOGIES.

  Our future success will depend in part upon our ability to develop products that utilize new semiconductor process technologies. These technologies change rapidly and require us to spend significant amounts on research and development. We continuously evaluate the benefits of redesigning our integrated circuits using smaller geometry process technologies to improve performance and reduce costs. The transition of our products to integrated circuits with increasingly smaller geometries will be important to our competitive position. Other companies have experienced difficulty in migrating to new semiconductor processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. Moreover, we depend on our relationship with our third-party manufacturers to migrate to smaller geometry processes successfully. We may be unable to migrate to new semiconductor process technologies successfully or on a timely basis.

WE ARE DEPENDENT ON CONTRACT MANUFACTURERS TO ASSEMBLE AND TEST OUR PRODUCTS.

  Most of our products are assembled and tested by Solectron using testing equipment that we provide. As a result of our dependence on Solectron for assembly and testing of our products, we do not directly control product delivery schedules or product quality. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products. In addition, as manufacturing volume increases, we will need to procure and assemble additional testing equipment and provide it to Solectron. The production and assembly of testing equipment typically requires significant time. We could experience significant delays in the shipment of our products if we are unable to provide this testing equipment to Solectron in a timely manner.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

  Sales to customers outside of the United States accounted for approximately 88% of our revenues in 1997 and approximately 70% of our revenues in the first nine months of 1998. We expect sales to customers outside of the United States to continue to represent a significant percentage of our revenues for the foreseeable future. International sales are subject to a number of risks, including the following:

  .  changes in foreign government regulations and communications standards;

  .  export license requirements, tariffs and taxes;

  .  other trade barriers;

  .  difficulty in collecting accounts receivable;

  .  difficulty in managing foreign operations; and

  .  political and economic instability.

  If our customers are impacted by currency devaluations or general economic crises, such as the economic crisis currently affecting many Asian and Latin American economies, their ability to purchase our products could be materially adversely affected. Payment cycles for international customers typically are longer than those for customers in the United States. Foreign markets for our products may develop more slowly than currently anticipated. Foreign countries may decide not to construct cable infrastructure or may prohibit, terminate or delay the construction of new cable plants for a variety of reasons. These reasons include environmental issues, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment. Any action like this by foreign countries would reduce the market for our products.

  We anticipate that our foreign sales generally will be invoiced in U.S. dollars, and we currently do not plan to engage in foreign currency hedging transactions. However, as we commence and expand our international operations, we may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. We may choose to limit our exposure by the purchase of forward foreign exchange contracts or through similar hedging strategies. No currency hedging strategy can fully protect against exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to those foreign customers could result in decreased sales.

WE MAY BE UNABLE TO PROVIDE ADEQUATE CUSTOMER SUPPORT.

  Our ability to achieve our planned sales growth and retain current and future customers will depend in part upon the quality of our customer support operations. Our customers generally require significant support and training with respect to the TeraComm system, particularly in the initial deployment and implementation stage. To date, we have sold a limited number of products, and our sales have been concentrated in a small number of customers. We have limited experience with widespread deployment of our products to a diverse customer base. We may not have adequate personnel to provide the levels of support that our customers may require during initial product deployment or on an ongoing basis. Our inability to provide sufficient support to our customers could delay or prevent the successful deployment of our products. In addition, our failure to provide adequate support could have an adverse impact on our reputation and relationship with our customers and could prevent us from gaining new customers.

OUR INDUSTRY IS HIGHLY COMPETITIVE WITH MANY ESTABLISHED COMPETITORS.

  The market for broadband access systems is extremely competitive and is characterized by rapid technological change. Our direct competitors in the cable modem arena include Cisco Systems, Inc., Com21, Inc., General Instrument Corporation, Hayes Corporation, Hybrid Networks, Inc., Matsushita Electric Industrial Co., Ltd. (which markets products under the brand name "Panasonic"), Motorola, Nortel Networks, Inc., Phasecom Inc., Thomson Consumer Electronics, Inc. (which markets products under the brand name "RCA"), Samsung Corporation, Scientific-Atlanta, Inc., Sony Corporation, 3Com Corporation, Toshiba Corporation and Zenith Electronics Corporation. We also compete with companies that develop integrated circuits for broadband access products, such as Broadcom Corporation. As cable modem standards such as DOCSIS 1.2 are adopted, other companies may enter the cable modem market. In addition, Com21, Hybrid, Motorola and Nortel introduced cable modems before we did, and they have established relationships and have worked with customers for a longer period of time than we have. The principal competitive factors in our market include the following:

  .  product performance, features and reliability;

  .  price;

  .  size and stability of operations;

  .  breadth of product line;

  .  sales and distribution capability;

  .  technical support and service;

  .  relationships with cable operators; and

  .  compliance with industry standards.

  Some of these factors are outside of our control. The existing conditions in the broadband access market could change rapidly and significantly as a result of technological changes. The development and market acceptance of alternative technologies could decrease the demand for our products or render them obsolete. Our competitors may introduce broadband access products that are less costly, provide superior performance or achieve greater market acceptance than our products.

  We also sell products that compete with existing data access and transmission systems utilizing the telecommunications networks, such as those of 3Com. Additionally, our controller and headend system products face intense competition from well-established companies such as Cisco, Nortel and 3Com. Many of our current and potential competitors have significantly greater financial, technical, marketing, distribution, customer support and other resources, as well as greater name recognition and access to customers than we do. The anticipated widespread adoption of DOCSIS is likely to cause increased price competition in the North American market. The adoption of DOCSIS also could result in lower sales of our headend products in the North American market. Any increased price competition or reduction in sales of our headend products would result in downward pressure on our gross margin. We cannot accurately predict how the competitive pressures that we face will affect our business.

OUR BUSINESS IS DEPENDENT ON THE INTERNET AND THE DEVELOPMENT OF THE INTERNET INFRASTRUCTURE.

  The commercial market for products designed for the Internet has only recently begun to develop. Our success will depend in large part on increased use of the Internet to increase the need for high speed broadband access networks. Critical issues concerning the commercial use of the Internet remain unresolved and are likely to affect the development of the market for our products. These issues include security, reliability, cost, ease of access and Quality of Service. The adoption of the Internet for commerce and communications, particularly by enterprises that have historically relied upon alternative means of commerce and communications, generally requires the acceptance of a new method of conducting business and exchanging information. In addition, we depend on the growth of the use of the Internet by businesses, particularly for applications that utilize multimedia content and thus require high bandwidth. The recent growth in the use of the Internet has caused frequent periods of performance degradation. This has required the upgrade of routers, telecommunications links and other components forming the infrastructure of the Internet by Internet service providers and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our products. Potentially increased performance provided by our products and the products of others ultimately is limited by and reliant upon the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for our products will depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

OUR FAILURE TO MANAGE GROWTH COULD ADVERSELY AFFECT US.

  The growth of our business has placed, and is expected to continue to place, a significant strain on our limited personnel, management and other resources. Our management, personnel, systems, procedures and controls may be inadequate to support our existing and future operations. To manage any future growth effectively, we will need to attract, train, motivate, manage and retain employees successfully, to integrate new employees into our overall operations and to continue to improve our operational, financial and management systems. We have hired some key employees and officers only recently, including our Chief Financial Officer and Vice President, Manufacturing Operations. As a result, some members of our management team have worked together for a brief time.

WE ARE DEPENDENT ON KEY PERSONNEL.

  Due to the specialized nature of our business, we are highly dependent on the continued service of, and on the ability to attract and retain qualified engineering, sales, marketing and senior management personnel. The competition for this personnel is intense. The loss of any of these persons, particularly our Chairman, President and Chief Technical Officer, Shlomo Rakib, and our Chief Executive Officer, Zaki Rakib, would have a material adverse effect on our business and operating results. In addition, if we are unable to hire additional qualified personnel as needed, we may not be able to adequately manage and complete our existing sales commitments and to bid for and execute additional sales. Further, we must train and manage our growing employee base, which is likely to require increased levels of responsibility for both existing and new management personnel. Our current management personnel and systems may be inadequate, and we may fail to assimilate new employees successfully. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in both data networking and radio frequency design, are in high demand. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. We do not have "key person" insurance coverage for the loss of any of our employees. Any officer or employee of our company can terminate his or her relationship with us at any time. None of our employees are bound by any noncompetition agreements with us.

OUR BUSINESS IS SUBJECT TO THE RISKS OF PRODUCT RETURNS, PRODUCT LIABILITY AND PRODUCT DEFECTS.

  Products as complex as ours frequently contain undetected errors or failures, especially when first introduced or when new versions are released. Despite testing, errors may occur. The occurrence of errors could result in product returns and other losses to our company or our customers. This occurrence also could result in the loss of or delay in market acceptance of our products. Due to the recent introduction of our products, we have limited experience with the problems that could arise with this generation of products. Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provision contained in our purchase agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. We have not experienced any product liability claims to date, but the sale and support of our products entails the risk of such claims. In addition, any failure by our products to properly perform could result in claims against us by our customers. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and management time and resources.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

  We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our products. Our pending patent applications may not be granted. Even if they are granted, the claims covered by the patents may be reduced from those included in our applications. Any patent might be subject to challenge in court and, whether or not challenged, might not be broad enough to prevent third parties from developing equivalent technologies or products. We have entered into confidentiality and invention assignment agreements with our employees, and we enter into non-disclosure agreements with some of our suppliers, distributors and appropriate customers so as to limit access to and disclosure of our proprietary information. These statutory and contractual arrangements may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of some foreign countries might not protect our products or intellectual property rights to the same extent as do the laws of the United States. Protection of our intellectual property might not be available in every country in which our products might be manufactured, marketed or sold.

  Upon the completion and acceptance of the DOCSIS 1.2 cable modem specification that we co-author, we would contribute some aspects of our S-CDMA technology to the DOCSIS 1.2 intellectual property pool. We would contribute our technology pursuant to a proposed license agreement between us and CableLabs that we would execute at that time. Under the terms of the proposed license agreement, we would grant to CableLabs a license for some aspects of our S-CDMA technology that are essential for compliance with the DOCSIS 1.2 cable modem standard. This license would allow CableLabs to utilize and incorporate the licensed technology for the limited use of making and selling products or systems that comply with the DOCSIS 1.2 cable modem specification. As a party to the license agreement, we would have access to the DOCSIS 1.2 intellectual property pool and would have the right to develop products that comply with the DOCSIS 1.2 cable modem specification. As a result, any of our competitors who join the DOCSIS intellectual property pool will have access to some aspects of our technology and will not be required to pay us any royalties or other compensation. Further, some of our competitors have been successful in reverse engineering the technology of other companies, and our contribution to the DOCSIS 1.2 intellectual property pool would expose some aspects of our technology to those competitors. If a competitor is able to duplicate the functionality and capabilities of our technology, we could lose all or some of the time-to-market advantage we might otherwise have. CableLabs may sublicense the DOCSIS 1.2 intellectual property pool if the sublicensee complies with certain conditions. The sublicensee's rights to some of the DOCSIS 1.2 intellectual property pool could be terminated if it sues certain companies for infringement of any copyright, patent right or trade secret misappropriation.

  We expect that developers of cable modems increasingly will be subject to infringement claims as the number of products and competitors in our industry segment grows. We have received letters from two individuals claiming that our technology infringes patents held by these individuals. We have reviewed the allegations made by these individuals and, after consulting with our patent counsel, we do not believe that our technology infringes any valid claim of these individuals' patents. If the issues are submitted to a court, the court could find that our products infringe these patents. In addition, these individuals may continue to assert infringement. If we are found to have infringed these individuals' patents, we could be subject to substantial damages and/or an injunction preventing us from conducting our business. In addition, other third parties may assert infringement claims against us in the future. An infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition. Litigation also may be necessary to enforce our intellectual property rights.

OUR BUSINESS IS SUBJECT TO COMMUNICATIONS INDUSTRY REGULATIONS.

  Our business and our customers are subject to varying degrees of federal, state and local regulation. The jurisdiction of the Federal Communications Commission extends to the communications industry, including our broadband access products. The FCC has promulgated regulations that, among other things, set installation and equipment standards for communications systems. Although FCC regulations and other governmental regulations have not materially restricted our operations to date, future regulations applicable to our business or our customers could be adopted by the FCC or other regulatory bodies. For example, FCC regulatory policies affecting the availability of cable services and other terms on which cable companies conduct their business may impede our penetration of certain markets. In addition, regulation of cable television rates may affect the speed at which cable operators upgrade their cable infrastructures to two-way HFC. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services. This process generally involves extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers.

  If other countries begin to regulate the cable modem industry more heavily or introduce standards or specifications with which our products do not comply, we will be unable to offer products in those countries until our products comply with those standards or specifications. In addition, we may have to incur substantial costs to comply with those standards or specifications. For instance, should the DAVIC standards for ATM-based digital video be established internationally, we will need to conform our cable modems to compete. Further, many countries do not have regulations for installation of cable modem systems or for upgrading existing cable network systems to accommodate our products. Whether we currently operate in such a country or enter into the market in a country where no such regulations exist, new regulations could be proposed at any time. The imposition of regulations like this could place limitations on the country's cable operators' ability to upgrade to support our products. Cable operators in these countries may not be able to comply with these regulations, and compliance with these regulations may require a long, costly process. For example, we experienced delays in product shipments to a customer in Brazil due to delays in certain regulatory approvals in Brazil. Similar delays could occur in other countries in which we market or plan to market our products. In addition, our customers in certain parts of Asia, such as Japan, are required to obtain licenses prior to selling our products, and delays in obtaining such licenses could have an adverse impact on our ability to sell products to these customers.

OUR BUSINESS IS SUBJECT TO OTHER REGULATORY APPROVALS AND CERTIFICATIONS.

  In the United States, in addition to complying with FCC regulations, our products are required to meet certain safety requirements. For example, we are required to have our products certified by Underwriters Laboratory in order to meet federal requirements relating to electrical appliances to be used inside the home. Outside the United States, our products are subject to the regulatory requirements of each country in which the products are manufactured or sold. These requirements are likely to vary widely. We may not be able to obtain on a timely basis or at all the regulatory approvals that may be required for the manufacture, marketing and sale of our products. In addition to regulatory compliance, some cable industry participants may require certification of compatibility.

OUR BUSINESS COULD BE ADVERSELY IMPACTED BY YEAR 2000 COMPLIANCE ISSUES.

  The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs that have this date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  We are heavily dependent upon the proper functioning of our own computer or data-dependent systems. This includes, but is not limited to, our systems in information, business, finance, operations, manufacturing and service. Any failure or malfunctioning on the part of these or other systems could adversely affect our business in ways that are not currently known, discernable, quantifiable or otherwise anticipated by us.

  We recently formed an internal task force to evaluate those areas of our business that may be affected by the Year 2000 issue. The task force will devise a plan for us to become Year 2000 compliant in a timely manner. Our plan will include independent validation of our Year 2000 assessment procedures, initiating formal communications with all of our significant suppliers, large customers and development partners to determine the extent to which we are vulnerable to those third parties' failure to remedy their own Year 2000 issues. We also will develop contingency plans to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. We anticipate addressing the critical Year 2000 issues by mid-1999, prior to any anticipated impacts on our operating systems. We expect that we may address non-critical Year 2000 issues beyond the Year 2000.

  To date, we have not incurred incremental material costs associated with our efforts to become Year 2000 compliant, as the majority of the costs have occurred as a result of normal upgrade procedures. Furthermore, we believe that future costs associated with our Year 2000 compliance efforts will not be material.

  We currently have only limited information on the Year 2000 compliance of key suppliers and customers. The operations of our key suppliers and customers could be adversely affected in the event they do not successfully and timely achieve Year 2000 compliance. Our business and results of operations could experience material adverse effects if our key suppliers were to experience Year 2000 issues that caused them to delay manufacturing or shipment of key components to us. In addition, our results of operations could be materially adversely affected if any of our key customers encounter Year 2000 issues that cause them to delay or cancel substantial purchase orders or delivery of our product.

  We may be unable to develop a plan to address the Year 2000 Issue in a timely manner or to upgrade any or all of our major systems in accordance with our plan. Even if we do make upgrades, they may not effectively address the Year 2000 issue. If required upgrades are not completed timely or are not successful, we may be unable to conduct our business or manufacture our products, which would have a material impact on our operations. The systems of other companies on which our systems rely may not be timely converted. A failure to convert by another company, or a conversion that is incompatible with our systems would have a material adverse effect on our business. We intend to, but have not yet established a contingency plan detailing actions that will be taken in the event that the assessment of the Year 2000 issue is not successfully completed on a timely basis.

WE ARE CONTROLLED BY CERTAIN STOCKHOLDERS AND MANAGEMENT.

  Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own approximately 10,373,706 shares or 47.2% of the outstanding shares of common stock. As a result, they may have the ability to effectively control our company and direct our affairs and business, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may have the effect of delaying, deferring or preventing a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE PROCEEDS OF THE OFFERING.

  We currently have no specific plans for a significant portion of our net proceeds from this offering. Consequently, our management will have the discretion to allocate the net proceeds to uses that stockholders may not deem desirable. We may not be able to yield a significant return on any investment of the proceeds. Substantially all of our proceeds from the offering will be invested in short-term, interest-bearing, investment grade securities immediately following the offering.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

  The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

  .  actual or anticipated variations in quarterly operating results;

  .  announcements of technological innovations;

  .  new products or services offered by us or our competitors;

  .  changes in financial estimates by securities analysts;

  .  conditions or trends in the broadband access services industry;

  . changes in the economic performance and/or market valuations of Internet, online service or broadband access service industries;

  . changes in the economic performance and/or market valuations of other Internet, online service or broadband access service companies;

  . our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  .  sales of common stock; and

  .  other events or factors that may be beyond our control.

  In addition, the stock markets in general, and the Nasdaq National Market and the market for broadband access services and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. The trading prices of many technology companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historical levels. These trading prices and multiples may not be sustained. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against that company. Litigation like this, if instituted, could result in substantial costs and a diversion of management's attention and resources.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

  The Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. These include provisions that provide for a classified Board of Directors, prohibit stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings.

A SIGNIFICANT NUMBER OF SHARES ARE ELIGIBLE FOR SALE AND THEIR SALE COULD DEPRESS OUR STOCK PRICE.

  Sales of substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could adversely affect the market price of our common stock. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 18,173,196 shares of common stock (based upon shares outstanding as of December 31, 1998), assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options after December 31, 1998. Of these shares, the 3,250,000 shares sold in this offering, together with the 3,000,000 shares sold in our initial public offering in August 1998 are freely tradable. Of the remaining 11,923,196 shares, the following 11,229,491 shares are eligible for sale in the public market as follows:

       NUMBER OF SHARES                   DATE
       ---------------- ----------------------------------------
             268,297    January 4, 1999
             490,785    February 14, 1999
          10,470,409    91 days from the date of this prospectus

WE MAY NEED TO RAISE ADDITIONAL CAPITAL.

  We believe that the proceeds of this offering, together with our existing capital resources, will be sufficient to meet our capital requirements for at least the next 18 months. We expect to use our proceeds from this offering primarily for research and development and to expand sales and marketing activities. Our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our client base and the growth of sales and marketing. If our capital requirements are materially different from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced and such securities may have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE.

  The assumed public offering price is substantially higher than the book value per share of common stock. Purchasers of our common stock will incur immediate, substantial dilution of $31.814 per share in the net tangible book value of our common stock from the assumed public offering price. Additional dilution will occur upon the exercise of outstanding options and warrants.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  When used in this Prospectus, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. Such statements, which include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus as to the timing of availability of products under development; the Company's revenues for the fourth quarter of 1998; the Company's ability to commercialize new products; the acceptance and performance of the Company's products; the inclusion of the Company's S-CDMA technology in the DOCSIS 1.2 standard; the adoption of DOCSIS 1.2 as an industry standard; demand for broadband access services; the ability of the Company to achieve cost reductions; the compliance of future products with various industry standards, including DOCSIS 1.2; the Company's ability to make sales to new customers; the Company's ability to develop, introduce and market new products in a timely manner; the Company's ability to provide sufficient customer support; the adequacy of capital resources; future fluctuations in operating expenses; future capital expenditures; the sufficiency of existing and potential cash resources and the use of the proceeds of this offering are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company assumes no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered by the Company, at an assumed public offering price of $37.00 per share, are estimated to be approximately $60,813,000, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company expects to use the net proceeds for general corporate purposes, including capital expenditures and research and development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The amounts and timing of the Company's actual expenditures will depend upon numerous factors, including the status of the Company's product development and commercialization efforts, the amount of cash generated by the Company's operations, competition and sales and marketing activities. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities. The Company will not receive proceeds from the sale of the common stock sold by the selling stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its capital stock. The Company currently anticipates that it will retain earnings to support operations and to finance the growth and development of the Company's business and does not anticipate paying cash dividends for the foreseeable future. In addition, the Company's credit agreement prohibits the payment of cash dividends without the lender's written consent.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the Symbol "TERN." Public trading of the Common Stock commenced on August 18, 1998. Prior to that, there was no public market for the Common Stock. The following table sets forth, for the periods indicated, the high and low per share sale prices of the Common Stock, as reported by the Nasdaq National Market.

   1998                                                            HIGH    LOW
   Third Quarter (from August 18, 1998).......................... $15.186 $7.000
   Fourth Quarter................................................ $40.500 $9.250

  On December 31, 1998, the last reported sale price for the Common Stock, as reported by the Nasdaq National Market, was $37.00. As of December 31, 1998, the Company had 130 holders of record of the Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1998, (i) on an actual basis and (ii) as adjusted to reflect the sale of 1,750,000 shares of Common Stock offered by the Company, at an assumed public offering price of $37.00 per share and the receipt of the estimated net proceeds therefrom.

                                                           SEPTEMBER 30, 1998
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Current portion of long-term debt........................ $     43   $     43
                                                          ========   ========
Long-term debt, less current portion..................... $     12   $     12

Stockholders' equity (1):
 Preferred Stock, $.001 par value; 5,000,000 shares
  authorized actual and as adjusted; no shares issued and
  outstanding actual and as adjusted.....................      --         --
 Common Stock, $.001 par value; 30,000,000 shares
  authorized actual and as adjusted; 16,372,598 shares
  issued and outstanding actual; 18,122,598 shares issued
  and outstanding as adjusted............................       16         18
Additional paid in capital...............................  113,907    174,718
Accumulated deficit......................................  (78,906)   (78,906)
Deferred compensation....................................   (1,829)    (1,829)
Stockholders' notes receivable...........................      (22)       (22)
                                                          --------   --------
  Total stockholders' equity.............................   33,166     93,979
                                                          --------   --------
  Total capitalization................................... $ 33,178   $ 93,991
                                                          ========   ========

--------
(1) Excludes (i) approximately 2,685,840 shares issuable upon exercise of options outstanding at a weighted average exercise price of $3.73 per share, (ii) 3,019,191 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $6.46 per share and
    (iii) approximately 2,862,524 shares reserved under the Company's employee benefit plans. See "Management--Employee Benefit Plans" and Note 9 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The net tangible book value of the Company at September 30, 1998 was approximately $33,166,000 or $2.026 per share. Net tangible book value per share is determined by dividing the Company's tangible net worth (tangible assets less liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 1,750,000 shares of Common Stock offered hereby at an assumed public offering price of $37.000 per share, after deducting underwriting discounts and commissions and estimated offering expenses, the net tangible book value of the Company as of September 30, 1998 would have been $93,979,000 or $5.186 per share. This represents an immediate increase in net tangible book value of $3.160 per share to existing stockholders and an immediate dilution in net tangible book value of $31.814 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

     Assumed public offering price per share...................        $37.000
                                                                       -------
       Net tangible book value per share as of September 30,
        1998................................................... $2.026
       Increase per share attributable to this offering........  3.160
                                                                ------
     Net tangible book value per share after offering..........          5.186
                                                                       -------
     Dilution per share to new investors.......................        $31.814
                                                                       =======

  The following table sets forth, as of September 30, 1998, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors at an assumed public offering price of $37.000 per share for shares purchased in this offering, before deducting underwriting discounts and commissions and estimated offering expenses:

                         SHARES PURCHASED(1)    TOTAL CONSIDERATION
                         ------------------------------------------- AVERAGE PRICE
                           NUMBER     PERCENT      AMOUNT    PERCENT   PER SHARE
                         ------------ ---------------------- ------- -------------
Existing stockholders...   16,372,598     90.3% $ 88,758,000   57.8%    $ 5.421
New investors...........    1,750,000      9.7    64,750,000   42.2      37.000
                         ------------  -------  ------------  -----
  Total.................   18,122,598    100.0% $153,508,000  100.0%
                         ============  =======  ============  =====

--------
(1) The foregoing computations assume no exercise of outstanding stock options. As of September 30, 1998, options were outstanding to purchase 2,685,840 shares at a weighted average exercise price of $3.73 per share and warrants were outstanding to purchase 3,019,161 shares at a weighted average exercise price of $6.46 per share. To the extent that outstanding options and warrants are exercised, there will be further dilution to new investors. See "Management--Employee Benefit Plans" and Note 9 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The consolidated statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996 and 1997, have been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus that have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the year ended December 31, 1994 and the consolidated balance sheet data as of December 31, 1994 and 1995 have been derived from the audited consolidated financial statements of the Company not included herein. The consolidated statement of operations data for the period from January 20, 1993 (inception) to December 31, 1993 and the consolidated balance sheet data at December 31, 1993 have been derived from unaudited financial statements of the Company not included herein. The consolidated statement of operations data for the nine months ended September 30, 1997 and 1998 and the consolidated balance sheet data at September 30, 1998 are derived from unaudited financial statements included elsewhere in this Prospectus and contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results to be expected for the full fiscal year. The data set forth below should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                            PERIOD FROM                                              NINE MONTHS
                            JANUARY 20,                                                 ENDED
                          1993 (INCEPTION)      YEARS ENDED DECEMBER 31,           SEPTEMBER  30,
                          TO DECEMBER 31,  -------------------------------------  ------------------
                                1993         1994     1995      1996      1997      1997      1998
                          ---------------- --------  -------  --------  --------  --------  --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................       $  128      $    140  $    --  $     --  $  2,118  $    755  $ 18,776
Cost of goods sold......           --            --      676        --     6,462     2,243    22,023
                               ------      --------  -------  --------  --------  --------  --------
Gross profit (loss).....          128           140     (676)       --    (4,344)   (1,488)   (3,247)
                               ------      --------  -------  --------  --------  --------  --------
Operating expenses:
 Research and
  development...........          157           235    2,028     8,020    11,319     8,581     7,702
 Sales and marketing....           --            17      205     1,141     4,468     2,715     4,815
 General and
  administrative........           26            84      825     1,789     2,546     1,715     2,095
                               ------      --------  -------  --------  --------  --------  --------
 Total operating
  expenses..............          183           336    3,058    10,950    18,333    13,011    14,612
                               ------      --------  -------  --------  --------  --------  --------
Loss from operations....          (55)         (196)  (3,734)  (10,950)  (22,677)  (14,499)  (17,859)
Net interest income.....           --            --       68       253       128       130        26
                               ------      --------  -------  --------  --------  --------  --------
Net loss................          (55)         (196)  (3,666)  (10,697)  (22,549)  (14,369)  (17,833)
Series F convertible
 preferred stock
 dividend(1)............           --            --       --        --        --        --   (23,910)
                               ------      --------  -------  --------  --------  --------  --------
Net loss applicable to
 common stockholders....       $  (55)     $   (196) $(3,666) $(10,697) $(22,549) $(14,369) $(41,743)
                               ======      ========  =======  ========  ========  ========  ========
Historical basic and
 diluted net loss per
 share applicable to
 common
 stockholders(2)........       $(0.03)     $  (0.10) $ (1.02) $  (2.64) $  (5.26) $  (3.39) $  (6.39)
                               ======      ========  =======  ========  ========  ========  ========
Shares used in computing
 historical basic and
 diluted net loss per
 share applicable to
 common
 stockholders(2)........        1,750         2,000    3,589     4,054     4,289     4,235     6,530
                               ======      ========  =======  ========  ========  ========  ========
Pro forma basic and
 diluted net loss per
 share applicable to
 common
 stockholders(2)........                                                $  (2.07)           $  (3.21)
                                                                        ========            ========
Shares used in pro forma
 basic and diluted net
 loss per share
 applicable to common
 stockholders(2)........                                                  10,873              12,991
                                                                        ========            ========

                                         DECEMBER 31,
                         ------------------------------------------------  SEPTEMBER 30,
                           1993      1994      1995      1996      1997        1998
                         --------  --------  --------  --------  --------  -------------
                                              (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............ $     --  $     27  $  8,620  $ 12,864  $  1,987    $ 32,584
Working capital
 (deficit)..............        3      (492)    6,934     9,971    (4,847)     29,731
Total assets............        3       435    10,202    15,978     8,778      48,530
Long-term debt (less
 current portion).......       --        98       439     1,255        44          12
Accumulated deficit.....      (55)     (251)   (3,917)  (14,614)  (37,163)    (78,906)
Total stockholders'
 equity (net capital
 deficiency)............ $     (6) $   (201) $  7,955  $ 11,405  $ (1,174)   $ 33,166

-------
(1) See Note 9 of Notes to Consolidated Financial Statements for an explanation of the convertible preferred stock dividend.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method employed to determine the number of shares used to compute per share amounts.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes included elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein. See "Risk Factors" and "Information Regarding Forward-Looking Statements."

OVERVIEW

  Terayon develops, markets and sells cable modem systems based upon its S-CDMA technology. Since its inception in January 1993, the Company has focused on the development of its S-CDMA technology, as well as certain other core technologies, to enable broadband transmission of data over cable networks. The Company commenced the specifications and design of its first ASIC in October 1994 and produced the first version of this ASIC in June 1996. The Company concurrently developed an end-to-end broadband access system, the TeraComm system, around the ASIC. During late 1996 and through 1997, the Company commenced limited field trials of the TeraComm system with several cable operators. In the first quarter of 1998, the Company commenced volume shipments to a small number of cable operators. The Company recognized revenues of $2.1 million in the year ended December 31, 1997 and $18.8 million for the nine months ended September 30, 1998. The Company generally recognizes product revenues upon shipment of products to customers. While the Company's existing agreements do not contain price protection provisions and certain return rights, future agreements may contain such provisions.

  The Company sells its products both in the United States and internationally and markets its products primarily to cable operators and distributors. To date, a small number of customers has accounted for all of the Company's sales. In 1997, sales to Telegate, Sumitomo and NET Brasil represented approximately 30%, 29% and 14%, respectively, of the Company's revenues. In the first nine months of 1998, sales to Shaw, Cablevision and Sumitomo represented approximately 32%, 19% and 14%, respectively, of the Company's revenues. The Company expects that sales to a limited number of customers will continue to account for a substantial portion of the Company's sales for the foreseeable future. If orders from significant customers are delayed, cancelled or otherwise fail to occur in any particular period, or if any significant customer delays payment or fails to pay, the Company could experience significant operating losses in such period. As a result, the Company expects to experience significant fluctuations in its operating results on a quarterly and annual basis. See "Risk Factors--We Are Dependent on a Small Number of Customers," "--We May Be Unable to Market Effectively to Cable Operators" and "--We Are Dependent on the Cable Industry to Upgrade to Two-Way Cable Infrastructure."

  The market for broadband access products and services is intensely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion of products over time. The Company has experienced and expects to continue to experience downward pressure on its unit ASPs. The Company has had negative gross margins since inception. While the Company has initiated cost reduction programs to offset pricing pressures on its products, there can be no assurance that these cost reduction efforts will continue to keep pace with competitive price pressures or lead to improved gross margin. If the Company is unable to reduce costs efficiently, its gross margin and profitability will continue to be adversely affected. The Company's gross margin also is affected by the sales mix of TeraLink 1000 Master Controllers, TeraLink

Gateways and TeraPro cable modems, as the TeraPro modems have significantly lower margins than the TeraLink 1000 Master Controllers and TeraLink Gateway headend products. As a result, the Company's gross margin also is affected by the maturity of TeraComm deployments in any quarter, because new deployments of the TeraComm system involve the sale of headend equipment (which has higher margins) and generally involve smaller quantities of product, which typically are sold at higher margins than the larger volume sales of product associated with more mature deployments of the TeraComm system. For the foreseeable future, the Company expects negative or nominal margins on TeraPro cable modems and expects that sales of TeraPro cable modems will continue to constitute a significant portion of its revenues. As a result of these factors, the Company's gross margins and operating results are likely to be adversely affected in the near term. The Company's components are sold together as part of an entire system, and the Company accordingly does not report revenue derived from each component. In addition, because the relationship of each component to the other components is likely to vary depending on the specific arrangement with each of the Company's customers, the quantification of revenue according to each component is not necessarily indicative of the percentage of revenue that each component might represent in future quarters. See "Risk Factors--Average Selling Prices of Cable Equipment Typically Decrease," "--We Must Achieve Cost Reductions," "--Cable Modems Have Not Achieved Widespread Market Acceptance and Many Competing Technologies Exist," "--We Have Limited Manufacturing Experience and We Are Dependent on Contract Manufacturers" and "--Our Industry is Highly Competitive with Many Established Competitors."

  The Company's ability to generate revenues also depends on guaranteeing the availability of supplies from its sole sources, increasing the manufacturing and testing capacity of its products by a contractor while ensuring product quality, and continuing deployment of its products by existing and new customers. In the first quarter of 1998, the Company transitioned its manufacturing operations from CMC California, Inc. ("CMC") to Solectron. The Company recorded a charge of $1.3 million in the first quarter of 1998 relating to the write-off of inventory as a result of transitioning manufacturing operations to Solectron. A portion of the charge consisted of $750,000 of raw material components that were deemed obsolete due to a design change in the Company's bill of materials during the quarter ended March 31, 1998. The charge also consisted of a $550,000 write down of parts repurchased from CMC and then resold to Solectron, as Solectron could purchase the related parts at a lower cost than the Company had valued the inventory. Therefore, the Company wrote down the inventory to the lower of cost or market as part of selling the inventory to Solectron. The Company currently tests and assembles the TeraLink 1000 Master Controller and the TeraLink Gateway headend equipment at its Santa Clara facility. Finished TeraPro cable modems are drop shipped by Solectron to Terayon customers. See "Risk Factors--We Have Limited Manufacturing Experience and We Are Dependent on Contract Manufacturers."

  The Company sustained net losses applicable to common stockholders of $3.7 million, $10.7 million, $22.5 million and $41.7 million for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1998, respectively. As a result, the Company had an accumulated deficit of $78.9 million as of September 30, 1998. The Company's operating expenses are based in part on its expectations of future sales, and the Company expects that a significant portion of its expenses will be committed in advance of sales. As a result, net income may be adversely affected by a reduction in sales if the Company is unable to adjust expenses quickly in response to any decrease in sales. The Company expects to increase significantly expenditures in technical development, sales and marketing and manufacturing as it engages in activities related to product enhancement, cost reduction and commercialization of new products. Additionally, the Company expects to increase capital expenditures and other operating expenses in order to support and expand the Company's operations. The Company anticipates that it will spend approximately $4.0 million on capital expenditures and approximately $12.0 million on research and development during the twelve months ended September 30, 1999. Anticipated capital expenditures consist of purchases of additional test equipment to support higher levels of production and computer hardware, software and equipment for newly hired employees. The Company intends to use the proceeds from this offering to fund such requirements. As a result of these anticipated increased operating expenses, the Company expects to continue to incur losses for the foreseeable future. There can be no assurance that the Company will achieve or sustain profitability in the future. See "Risk Factors--We Have a Limited Operating History and a History of Losses," "--Our Operating Results May Fluctuate" and "--The Sales Cycle for Our Products is Lengthy."

RECENT OPERATING RESULTS

  On January 4, 1999, the Company announced estimated revenues of approximately $12.5 million to $12.9 million for the fourth quarter ended December 31, 1998. The Company's expectations are preliminary and are subject to the completion of an audit of the Company's December 31, 1998 financial statements.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998

  Revenues. The Company's revenues increased from $755,000 for the nine months ended September 30, 1997 to $18.8 million for the nine months ended September 30, 1998. Revenues consist primarily of sales of cable modems and headend equipment to new and existing customers. The Company did not commence selling its products until June 1997.

  Cost of Goods Sold. Cost of goods sold consists of direct product costs as well as the cost of the Company's manufacturing operations group, which cost consists of assembly, test and quality assurance for products, warranty costs and associated costs of personnel and equipment. For the nine months ended September 30, 1997, the Company incurred $2.2 million in cost of goods sold, which included the cost of the manufacturing group for the entire period as it readied the Company's products for commercialization, compared to $22.0 million for the nine months ended September 30, 1998, which included the costs of the manufacturing group and a charge of $1.3 million relating to the write-off of obsolete inventory and the transition of manufacturing operations to Solectron.

  Gross Loss. The Company incurred a gross loss of $1.5 million for the nine months ended September 30, 1997 due to costs associated with the Company's manufacturing operations group. The Company incurred a gross loss of $3.2 million for the nine months ended September 30, 1998, primarily due to an increased volume of negative margin cable modems and a charge of $1.3 million relating to the write-off of obsolete inventory and the transition of manufacturing operations to Solectron.

  In the third quarter of 1998, the Company completed manufacturing qualification of a lower cost, single-board modem. The Company expects to complete the transition to the cost-effective modem product in the fourth quarter of 1998; however, the Company anticipates that decreases in the average sales price of its cable modems will partially offset the benefits obtained from the cost-reduced modem.

  Research and Development. Research and development expenses consist primarily of personnel costs, as well as design expenditures, equipment and supplies required to develop and enhance the Company's products. Research and development expenses decreased from $8.6 million in the nine months ended September 30, 1997 to $7.7 million in the nine months ended September 30, 1998 as a result of timing of the Company's development projects. The Company intends to continue to increase investment in research and development programs in future periods for the purpose of enhancing current products, reducing the cost of current products and developing new products.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries for sales, marketing and support personnel, and costs related to tradeshows, consulting and travel. Sales and marketing expenses increased from $2.7 million in the nine months ended September 30, 1997 to $4.8 million in the nine months ended September 30, 1998, primarily due to increased payroll costs related to additional sales and support personnel for commercial trials and deployment of the Company's products. The Company expects sales and marketing expenses to increase in the future as the Company expands its customer base.

  General and Administrative. General and administrative expenses primarily consist of salary and benefits for administrative officers and support personnel, travel expenses, legal, accounting and consulting fees. General and administrative expenses increased from $1.7 million in the nine months ended September 30, 1997 to $2.1 million in the nine months ended September 30, 1998. The increase was primarily a result of the additional reporting requirements imposed on the Company as a public company and increased infrastructure to support expanded activities of the Company. The Company expects that general and administrative expenses will continue to increase in the near term as a result of these factors.

  Net Interest Income. Net interest income was $130,000 in the nine months ended September 30, 1997 compared to $26,000 for the nine months ended September 30, 1998. The decrease primarily was a result of lower interest income on lower average cash balances and higher interest expense on term debt in the nine months ended September 30, 1998.

  Series F Convertible Preferred Stock Dividend. The Company recorded a dividend of $23.9 million in the nine months ended September 30, 1998, representing the fair value of the warrant to purchase 3,000,000 shares of the Company's common stock (the "Shaw Warrant") under EITF No. 96-13, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The Company's accounting conclusion with respect to the Shaw Warrant issued in connection with the sale of $5.0 million of convertible preferred stock to Shaw (the "Shaw Financing") is based on management's conclusion that the sale of preferred stock was, in substance, a financing transaction and not the issuance of equity instruments in exchange for goods or services. When the Company issued $5.0 million of convertible preferred stock and the Shaw Warrant on April 6, 1998, its singular objective was to obtain sufficient liquidity to continue as a going concern. At the time of the Shaw Financing, the Company's ability to continue as a going concern was in serious doubt. At March 31, 1998, the Company had only $109,000 in cash, but was using cash of approximately $1.0 million, net, per month in operations; further, the Company had a deficit in working capital of $8.8 million.

YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  Revenues. The Company did not recognize any revenues from product sales in 1995 or 1996, as the Company did not commence selling its products until June 1997. The Company recognized product revenues of $1.6 million in 1997, primarily due to sales of headend controllers and cable modems. A majority of the products shipped during 1997 were for customer trial purposes. During 1997, the Company also recognized $480,000 of technology development revenues pursuant to a technology development agreement (the "Development Agreement") to provide telephony modules to a telecommunications systems manufacturer. The Company does not expect significant revenues to be recognized pursuant to the Development Agreement in the future.

  Cost of Goods Sold. In 1995, the Company incurred $676,000 in cost of goods sold as a result of technology development costs incurred pursuant to the Development Agreement. The Company did not incur any cost of goods sold in 1996. The Company incurred $6.5 million in cost of goods sold in 1997, reflecting the costs of the Company's manufacturing operations group for the full year and direct product costs related to sales that occurred primarily in the last six months of 1997.

  Gross Loss. The Company incurred a gross loss of $676,000 in 1995 due to technology development costs incurred pursuant to the Development Agreement. The Company did not realize any gross profit or loss in 1996. The Company incurred a gross loss of $4.3 million in 1997, primarily due to manufacturing costs for the full year spread against revenues recognized primarily in the last six months of 1997. The manufacturing costs incurred in the first six months of 1997 consisted of pre-production activities related to preparation for commercialization of the Company's products.

  Research and Development. Research and development expenses increased from $2.0 million in 1995 to $8.0 million in 1996, primarily due to increased number of personnel and related labor costs and approximately $1.5 million of prototype and non-recurring engineering costs related to the development of the Company's initial products. Research and development expenses increased from $8.0 million in 1996 to $11.3 million in 1997 due to increased staffing and associated engineering costs related to new and existing product development.

  Sales and Marketing. Sales and marketing expenses increased from $205,000 in 1995 to $1.1 million in 1996, primarily as a result of increased number of personnel and related labor costs and costs related to promotional activities and early trials of the Company's products. Sales and marketing expenses increased from $1.1 million in 1996 to $4.5 million in 1997, primarily due to increased payroll costs related to additional sales and support personnel for commercial and market trials and the commercial launch of the Company's products.

  General and Administrative. General and administrative expenses increased from $825,000 in 1995 to $1.8 million in 1996, primarily due to increased hiring and higher legal and travel expenses related to preparations for the commercial release of the Company's products. General and administrative expenses increased from $1.8 million in 1996 to $2.5 million in 1997, due to increased number of personnel and related payroll costs and higher legal and executive travel expenses.

  Net Interest Income. Net interest income increased from $68,000 in 1995 to $253,000 in 1996, as a result of increased cash balances during 1996 resulting from the Company's financing activities during those periods. Net interest income decreased from $253,000 in 1996 to $128,000 in 1997, primarily as a result of higher interest expense due to larger loan balances.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth selected unaudited consolidated statement of operations data for each of the three-month periods in the seven quarters ended September 30, 1998. The data set forth below have been derived from unaudited consolidated financial statements of the Company and have been prepared on the same basis as the audited consolidated financial statements contained in this Prospectus, and in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of such information for the periods presented. Such consolidated statement of operations data should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Results of operations in any period should not be considered indicative of the results to be expected in any future period.

                                                  THREE MONTHS ENDED
                          ---------------------------------------------------------------------
                          MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30,
                            1997      1997      1997      1997      1998      1998      1998
                          --------- --------  --------- --------  --------- --------  ---------
                                                    (IN THOUSANDS)
Revenues................   $    --  $    93    $   662  $ 1,363    $ 2,444  $  6,932   $ 9,400
Cost of goods sold......       178      304      1,761    4,219      4,134     7,383    10,506
                           -------  -------    -------  -------    -------  --------   -------
  Gross loss............      (178)    (211)    (1,099)  (2,856)    (1,690)     (451)   (1,106)
                           -------  -------    -------  -------    -------  --------   -------
Operating expenses:
  Research and
   development..........     2,580    3,306      2,695    2,738      2,305     2,618     2,779
  Sales and marketing...       529      994      1,192    1,753      1,140     1,829     1,846
  General and
   administrative.......       461      644        610      831        505       777       813
                           -------  -------    -------  -------    -------  --------   -------
   Total operating
    expenses............     3,570    4,944      4,497    5,322      3,950     5,224     5,438
                           -------  -------    -------  -------    -------  --------   -------
Loss from operations....    (3,748)  (5,155)    (5,596)  (8,178)    (5,640)   (5,675)   (6,544)
Net interest income
 (expense)..............        91       32          7       (2)       (64)       32        58
                           -------  -------    -------  -------    -------  --------   -------
Net loss................    (3,657)  (5,123)    (5,589)  (8,180)    (5,704)   (5,643)   (6,486)
Series F convertible
 preferred stock
 dividend...............        --       --         --       --         --   (23,910)       --
                           -------  -------    -------  -------    -------  --------   -------
Net loss applicable to
 common stockholders....   $(3,657) $(5,123)   $(5,589) $(8,180)   $(5,704) $(29,553)  $(6,486)
                           =======  =======    =======  =======    =======  ========   =======

  Revenues increased in each of the consecutive three month periods due to commencement of commercial shipment of the Company's products in June 1997. The Company experienced declining gross margins in the second half of 1997 as the Company commenced sales of cable modems which, due to low volume production quantities and resulting high manufacturing costs and per-unit overhead allocations, were sold at negative margins. Revenues for the fourth quarter of 1997 include $480,000 of product development revenues related to the Company's development of a telephony module for a telecommunications system manufacturer. Gross margins fluctuated in the first three quarters of 1998 as a result of changes in the volume of sales in a particular quarter, changes in unit manufacturing costs and pricing arrangements with customers. Operating expenses varied in the last four quarters ended September 30, 1998 due to the timing of research and development projects and due to significant trade shows in the fourth quarter of 1997 and the second quarter of 1998. Net loss applicable to common stockholders increased in the second quarter of 1998 due to the recording of a dividend charge of $23.9 million representing the fair value of the Shaw Warrant.

  The Company has experienced, and expects to continue to experience, fluctuations in its operating results on a quarterly and an annual basis. Historically, the Company's quarterly revenues have been unpredictable due to a number of factors. Factors that have influenced and will continue to influence the Company's operating results include: a long sales cycle for the Company's products; competitive pricing pressures; the effects of extended payment terms, promotional pricing, service, marketing or other terms offered to customers; accuracy of customer forecasts of end user demand; personnel changes; quality control of products sold; and regulatory changes or delays in obtaining required regulatory approvals. For example, the Company's product shipments to date to a customer in Brazil have been significantly lower than anticipated, due to delays in certain regulatory approvals in Brazil. There can be no assurance that similar delays will not occur in other countries in which the Company is marketing or plans to market its products. Any such delays would have an adverse effect on the Company's operating results for a particular period. Factors that may influence the Company's operating results in the future include: the size and timing of customer orders and subsequent shipments; customer order deferrals in anticipation of new products or technologies; timing of product introductions or enhancements by the Company or its competitors; market acceptance of new products; technological changes in the cable, wireless and telecommunications industries; changes in the Company's operating expenses; customers' capital spending; delays of orders by customers; customers' delay in or failure to pay accounts receivable; and general economic conditions. See "Risk Factors--Our Operating Results May Fluctuate."

INCOME TAXES

  The Company has not generated any net income to date and therefore has not accrued any income taxes since its inception. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances in amounts equal to the net deferred tax assets as of December 31, 1997 and 1996 have been established to reflect these uncertainties.

  At December 31, 1997, the Company had federal and state net operating loss carryforwards of $31.0 million and $15.0 million, respectively, and federal and state tax credit carryforwards of $1.7 million and $1.2 million, respectively, that will expire at various dates beginning in 1999 through 2012, if not utilized. Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before full utilization.

STOCK-BASED COMPENSATION

  With respect to certain stock option grants in 1997 and the first nine months of 1998, the Company had recorded deferred compensation of $2.1 million as of September 30, 1998. The Company amortized approximately $12,000 of the deferred compensation in 1997 and $236,000 in the first nine months of 1998, and will amortize the remainder over the related vesting period of the stock options. See Note 9 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception through September 30, 1998 the Company met its liquidity needs primarily through private sales of preferred stock for aggregate proceeds of $52.7 million, before deduction of issuance costs, and an initial public offering of 3,000,000 shares of common stock at a price of $13.00 per share, which was completed in August 1998. The net proceeds from the offering were approximately $35.1 million.

  Since its inception, the Company has used cash in operating activities of $47.5 million through September 30, 1998. Cash used in operating activities in 1995, 1996, 1997 and the first nine months of 1998 was $2.3 million, $9.4 million, $20.8 million and $15.0 million, respectively. In 1995, 1996 and the first nine months of 1998, cash used in investing activities was $1.3 million, $6.5 million and $3.8 million, respectively. Investment activities in 1995 consisted primarily of the purchase of hardware, software and test equipment and in 1996 and the first nine months of 1998 consisted primarily of the purchase of short-term investments. Cash provided by investing activities, primarily from the sales of short-term investments, was $1.5 million in 1997.

  At September 30, 1998 the Company had approximately $29.6 million in cash and cash equivalents, $2.9 million in short-term investments and a $5.0 million revolving line of credit. Subsequent to September 30, 1998, the Company increased the line of credit to $10.0 million.

  As of September 30, 1998, the Company had approximately $11.4 million of unconditional purchase obligations. The Company anticipates that it will pay approximately $8.5 million of such obligations by December 31, 1998. The Company intends to make these payments out of available working capital.

  The Company believes that its cash balances, together with the proceeds of this offering, will be sufficient to satisfy its cash requirements for at least the next 18 months. There can be no assurance, however, that the Company will not require additional financing prior to such time to fund its operations and it may seek to raise such additional funds through the sale of public or private equity or debt financing or from other sources. The sale of additional equity or debt securities may result in additional dilution to the Company's stockholders. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. See "Risk Factors--We May Need to Raise Additional Capital."

YEAR 2000

  The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year (the "Year 2000 Issue"). Computer programs that have such date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  The Company is heavily dependent upon the proper functioning of its own computer or data-dependent systems. This includes, but is not limited to, its systems in information, business, finance, operations, manufacturing and service. Any failure or malfunctioning on the part of these or other systems could adversely affect the Company in ways that are not currently known, discernible, quantifiable or otherwise anticipated by the Company.

  The Company recently formed an internal task force to evaluate those areas of the Company that may be affected by the Year 2000 Issue. The task force will devise a plan for the Company to become Year 2000 compliant in a timely manner (the "Plan"). The Plan will include independent validation of the Company's Year 2000 assessment procedures, initiating formal communications with all of its significant suppliers, large customers and development partners to determine the extent to which the Company is vulnerable to those third parties' failure to remedy their own Year 2000 issues and the development of contingency plans to address situations that may result if the Company is unable to achieve Year 2000 readiness of its critical operations. The Company anticipates addressing the critical Year 2000 issues by mid-1999, prior to any anticipated impacts on its operating systems. The Company expects that it may address non-critical Year 2000 issues beyond the Year 2000.

  To date, the Company has not incurred incremental material costs associated with its efforts to become Year 2000 compliant, as the majority of the costs have occurred as a result of normal upgrade procedures. Furthermore, the Company believes that future costs associated with its Year 2000 compliance efforts will not be material.

  The Company currently has only limited information on the Year 2000 compliance of its key suppliers and customers. The operations of the Company's key suppliers and customers could be adversely affected in the event they do not successfully and timely achieve Year 2000 compliance. The Company's business and results of operations could experience material adverse effects if its key suppliers were to experience Year 2000 issues that caused them to delay manufacturing or shipment of key components to the Company. In addition, the Company's results of operations could be materially adversely affected if any of the Company's key customers encounter Year 2000 issues that cause them to delay or cancel substantial purchase orders or delivery of the Company's product.

  There can be no assurance that the Company will be able to develop a plan to address the Year 2000 Issue in a timely manner or to upgrade any or all of its major systems in accordance with such plan. In addition, there can be no assurance that any such upgrades will effectively address the Year 2000 Issue. If required upgrades are not completed timely or are not successful, the Company may be unable to conduct its business or manufacture its products, which would have a material impact on the operations of the Company. Furthermore, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. The Company intends to, but has not yet established a contingency plan detailing actions that will be taken in the event that the assessment of the Year 2000 Issue is not successfully completed on a timely basis.

RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, Reporting Comprehensive Income. This statement requires that all items that are to be required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and has been adopted by the Company in 1998.

  In June 1997, FASB issued Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement replaces Statement No. 14, Financial Reporting for Segments of a Business Enterprise, and changes the way public companies report segment information. This statement is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for the year ended December 31, 1998.

                                    BUSINESS

OVERVIEW

  Terayon develops, markets and sells cable modem systems that enable cable operators to cost-effectively deploy reliable two-way broadband access services. The Company's TeraComm system is designed to enable cable operators to maximize the capacity and reliability of broadband access services over any cable plant. This allows cable operators to minimize time-consuming and costly network infrastructure upgrades, achieve reduced time to market and provide a wide range of service levels to residential and commercial end users. Cable operators using the TeraComm system are able to provide additional revenue-generating services to end users, enabling cable operators to compete effectively in the emerging market for broadband access services.

  The Company's TeraComm system, comprised of the TeraPro cable modem, the TeraLink 1000 Master Controller, the TeraLink Gateway and the TeraView Element Management and Provisioning Software, is based on Terayon's S-CDMA technology. S-CDMA technology enables reliable two-way broadband communications over both pure coaxial and HFC cable infrastructure by maximizing resistance to noise that interferes with data transmissions over previously unusable frequency spectrum. In November 1998, Terayon was selected by CableLabs to co-author an enhanced version of the DOCSIS cable modem specification based in part on the Company's S-CDMA technology. See "--Technology."

INDUSTRY BACKGROUND

  DEMAND FOR BROADBAND ACCESS

  In recent years, the volume of bandwidth intensive data, voice and video traffic across the Internet, corporate intranets and other public networks has increased dramatically. This demand has been driven by the proliferation of residential and commercial computer users that are accessing networks in a variety of applications, including communications via the Internet, electronic commerce and telecommuting. These applications often require the transmission of large, multimedia-intensive files. IDC estimates that the number of Internet users will increase from approximately 69 million at the end of 1997 to approximately 320 million by the end of 2002. IDC also estimates that the number of home office households will increase from approximately 35 million at the end of 1997 to approximately 50 million by the end of 2002.

  Despite significant advances in the performance of computer processors and data backbone networks, high speed data transmission has been limited by the existing local access network infrastructure (the local loop), which is not optimized for distribution of data-intensive multimedia content. Users of dial-up analog modems with maximum data rates of only 28.8 Kbps to 56 Kbps often experience frustration, as they encounter frequent and lengthy delays or complete failures in transmission. In response to the growing demand for increased bandwidth, the communications industry has begun to deploy new broadband access technologies that can deliver megabit per second ("Mbps") or better performance to end users.

  ADVANTAGES OF CABLE MODEMS OVER ALTERNATIVE BROADBAND ACCESS TECHNOLOGIES

  As residential and commercial demand for faster Internet access continues to grow, particularly for applications such as streaming audio and video, IP telephony and interactive two-way video, service providers are investing in enabling infrastructure and technologies. Various technologies have emerged to address the need for broadband access. The leading technologies include ISDN, ADSL and other xDSL technologies being marketed by telecommunications companies, and cable infrastructure technologies such as cable modems being marketed by cable operators. These digital technologies offer substantial performance increases over traditional analog 56 Kbps dial-up modem technologies.

  The following chart depicts the maximum available throughput of various broadband access technologies:

                COMPARISON OF ALTERNATIVE BROADBAND TECHNOLOGIES

                                                            MAXIMUM
                                                      AVAILABLE THROUGHPUT
                                                    ------------------------
 TECHNOLOGY                DESCRIPTION               DOWNSTREAM   UPSTREAM
----------------------------------------------------------------------------
 Cable Modems  High speed digital technology over   27.0 to 36.0 2.0 to 14.0
               HFC and pure coaxial systems             Mbps        Mbps
----------------------------------------------------------------------------
 ADSL          High speed digital technology over    1.5 to 6.1   640 Kbps
               existing copper wire                     Mbps
----------------------------------------------------------------------------
 ISDN          High speed digital technology over     128 Kbps    128 Kbps
               existing copper wire
----------------------------------------------------------------------------
 Dial-up       Digital-to-analog conversion           56 Kbps      33 Kbps
 Analog Access utilizing existing copper wire
----------------------------------------------------------------------------

  Of the digital technologies, cable modems currently provide the highest available two-way transmission speeds and their "always on" availability eliminates the tedious and unreliable dial-up process of other technologies. The existing cable infrastructure offers other important advantages over alternative broadband architectures. Currently, the cable infrastructure passes over 95% of homes in the United States and a large number of small businesses. In addition, the cable infrastructure has the potential to offer a wide range of broadband services, such as digital TV, Internet access and IP telephony. Many cable operators have recognized the need to expand beyond broadcast and video TV services to diversify their business and remain competitive. A growing number of cable operators have already expanded their business to include data-over-cable services through affiliations with service providers such as @Home and Road Runner, and several cable operators are exploring voice-over-cable services as well. Kinetic Strategies Inc. estimates that there will be over 500,000 North American homes with data-over-cable services at the end of 1998.

  LIMITATIONS OF EXISTING CABLE INFRASTRUCTURE

  Most cable networks were designed to provide one-way video broadcast from the cable headend to subscribers. Data-over-cable and other two-way services require cable operators to provide an upstream return path from subscribers to the headend. Noise interferes with upstream signal transmissions, potentially resulting in corrupted information or service outages. Common noise problems are (i) "ingress noise," a relatively constant level of interference resulting from home appliances and consumer electronics leaking noise into the cable system through imperfections in the cable plant, such as faulty connections or cracked cable shielding and (ii) "impulse noise," which is transient, unpredictable interference that results from home appliances switching on and off. Noise is a particular problem in the upstream return path because each home's noise is aggregated into the headend. In addition, the 5 to 42 MHz frequency spectrum reserved for subscriber-to-headend transmissions is highly susceptible to ingress and impulse noise.

  CABLE OPERATOR CHALLENGES IN DEPLOYING BROADBAND ACCESS SERVICES

  In order to successfully exploit the opportunities offered by the increasing demand for broadband access, cable operators face a number of challenges.

  Cost-effectively manage system noise. Cable modems based on current-generation TDMA technologies typically require a Signal-to-Noise Ratio ("SNR") of 20dB or better for reliable operation. To respond to ingress noise, cable operators using cable modems based on TDMA often must upgrade their networks to an HFC architecture at substantial cost. An upgrade to an HFC system includes replacing a substantial portion of the existing coaxial network with optical fiber, replacing the headend transmission equipment with optical transmission systems and providing additional interface layers between the optical fiber and the coaxial connection into the home.

  To further address ingress noise and attempt to prevent impulse noise interference, cable operators must often completely rebuild their HFC network. This entails dividing the network into smaller segments, to isolate noise and therefore limit the aggregate noise arriving at the headend, as well as replacing coaxial drops in the homes of subscribers for data services and placing filters on non-subscriber homes. In addition, many TDMA-based systems employ a frequency-agile scheme where the transmission system will shift transmission to a pre-reserved backup channel if the primary channel is affected by a noise event. Despite these expenditures, cable operators using TDMA may still be required to increase routine maintenance procedures in order to provide reliable service and to restrict two-way services to a limited portion of the 5 to 42 MHz frequency spectrum where noise events are less likely to occur. To reduce these costs and improve the quality of their service, cable operators require new upstream transmission technologies that address both ingress and impulse noise.

  Minimize network capital equipment costs. Noise levels are directly related to the number of homes passed by a network, regardless of the number of subscribers on such network. As a result, the number of homes that can be supported by a single TDMA-based headend is limited, even in the early phase of deployment, when the number of subscribers may be very small. Cable operators using TDMA technology are often required to deploy a large number of headends to create a large service area "footprint." Minimizing initial investments and attaining "pay-as-you-go" capability that allows revenues to support incremental investment are vital to the ability of cable operators to enter the broadband access market.

  Time to market. As telecommunications operators move quickly to offer broadband services, the Company believes that a cable operator's success in a particular geographic market will be determined by being first to market with broadband access services. Therefore, the Company believes that cable operators will need the ability to accelerate cable modem deployments in order to enhance their competitive position.

  Ability to offer tiered services. The Company believes that cable operators can benefit from having a network capable of offering tiered services that allow them to maximize revenue from bandwidth allocated to those services. For example, a residential end user who only utilizes e-mail or Internet access may only be willing to pay a small premium over the cost of a dial-up connection, while commercial end users may be willing to pay a substantial premium for guaranteed bandwidth. In order to offer tiers of service with varied access speeds and priority connections, cable operators need the ability to assign a portion of shared bandwidth to individual end users.

  Deploy industry standard technology. The Company believes that cable operators strive to deploy cable modems based on technology that conforms to industry standards. Because cable modems must be interoperable with the headend controller equipment, the purchase of a headend that is based on proprietary technology requires the purchase of cable modems for that headend from the same supplier. Industry standard technology allows multiple suppliers to offer similar products, enhancing competition and lowering equipment prices for cable operators, simplifying the purchasing decision and reducing interoperability problems.

  To meet these challenges, cable operators require a highly reliable broadband access solution that can be deployed rapidly at low initial costs, that enables cable operators to maximize revenues from available bandwidth capacity, and that scales as the number of broadband access subscribers increases.

THE TERAYON SOLUTION

  The Company's TeraComm system is designed to enable cable operators to maximize the capacity and reliability of broadband access services over any cable plant. This allows cable operators to minimize time-consuming and costly network infrastructure upgrades, achieve reduced time to market and provide a wide range of service levels to residential and commercial end users. Cable operators using the TeraComm system are able to provide additional revenue-generating services to end users, enabling cable operators to compete effectively in the emerging market for broadband access services.

  The Terayon system provides important advantages for any cable plant. Under any given noise condition, S-CDMA provides higher reliability and a higher capacity upstream channel than can be provided by current TDMA technology. S-CDMA's reliability and capacity advantages exist even in fully upgraded HFC plants. These advantages are particularly important for providing advanced services such as telephony. The Company's S-CDMA technology offers cable operators the following advantages:

  Minimize upfront cable infrastructure upgrades. Terayon's S-CDMA technology operates at extremely low SNRs (-13dB), which enables Terayon's cable modems to be deployed on pure coaxial or HFC-upgraded systems, with minimal initial system upgrades. TDMA-based systems, which generally demand higher SNRs for operation (20dB), often require costly system upgrades or complete rebuilds to high quality HFC in order to support comparable broadband access services. S-CDMA allows operators to more closely match their network upgrades with the offering of additional revenue opportunities.

  Reduce time to market. Activating two-way transmission by installing the TeraComm system does not require the time-consuming network upgrades or rebuilds usually required to support TDMA-based transmission equipment. As a result, cable operators can accelerate cable modem deployment and reduce their time to market with broadband access services, thereby enhancing their competitive position.

  Minimize initial headend capital equipment costs. By deploying the TeraComm system, cable operators can minimize the initial capital expense for headend equipment. The noise-resistant properties of S-CDMA allow more cable segments to be aggregated to form a single shared upstream channel. These properties provide cable operators with a cost-effective solution during initial stages of deployment even with a limited number of users. As the number of users increases, additional Terayon equipment can be installed for a smooth transition to a larger scale network. For large deployments, the routed architecture of Terayon's system will support a large number of headends, enabling cable operators to effectively manage thousands of subscribers as a single IP network with multiple logical sub-networks. In contrast, TDMA-based systems support a smaller number of homes passed per headend due to susceptibility to noise-related service problems.

  Increase signal transmission reliability. Cable operators who plan to offer broadband access services must demonstrate the ability to provide reliable and continuous service. S-CDMA enables cable operators to maintain signal transmission even in high noise environments. Further, S-CDMA's ability to respond to sudden changes in plant conditions prevents even short service outages, unlike alternative systems that utilize a frequency-agile scheme, which can result in a loss of service.

  Maximize spectrum usage. The TeraComm system is designed to operate effectively in the lowest frequency ranges of the upstream spectrum, where noise is too severe to allow the operation of TDMA-based systems. As a result, cable operators who employ the TeraComm system can utilize more of the existing upstream bandwidth than alternative broadband access technologies.

  Generate additional revenue through tiered services. The high capacity and dynamic bandwidth management capabilities of the TeraComm system are designed to enable cable operators to offer a wide range of services at tiered prices. Cable operators can emulate high margin commercial-service offerings such as T-1, frame-relay and leased lines in the same network as lower margin, residential, Internet access.

  Reduce ongoing cable infrastructure maintenance costs. Cable operators utilizing the TeraComm system can capitalize on S-CDMA's noise-resistant properties, which enable cable operators to operate plants in a wide range of conditions, thus reducing ongoing maintenance costs and minimizing service problems. For example, while all cable operators monitor their networks on a regular basis, cable operators using TDMA-based systems are generally required to take more frequent corrective action than cable operators using S-CDMA-based systems to prevent normal "wear and tear" on the cable system from impacting service.

STRATEGY

  The Company's objective is to be the leading provider of cable modem systems to cable operators seeking to provide broadband access services to residential and commercial end users. Key elements of the Company's strategy are as follows:

  Supply leading cable operators worldwide. The Company's initial target market is the ten largest cable companies in each major geographic area. In most markets, a small number of large cable operators often provides services to a majority of subscribers in a specific region and thus influences the purchase decisions of smaller cable operators. In the United States, ten cable operators together own and operate facilities passing approximately 74% of total homes passed. To date, three of the largest North American cable operators, Cablevision, Shaw and TCA Cable TV, Inc. are deploying the TeraComm system commercially.

  Advance industry standards. In November 1998, CableLabs selected the Company to co-author an enhanced version of the DOCSIS cable modem specification based in part on the Company's S-CDMA technology. This enhanced version of the DOCSIS specification will be known as DOCSIS 1.2. In order to advance the standardization of cable modem technology, the Company has agreed to contribute some aspects of its S-CDMA technology to the DOCSIS intellectual property pool upon completion and acceptance of a specification that includes the Company's S-CDMA technology. The Company intends to develop future products that are DOCSIS 1.2-compliant and is actively participating in the development of additional industry standards.

  Extend technology leadership and achieve rapid time to market. The Company believes the inclusion of its S-CDMA technology in DOCSIS 1.2 would give it an advantage over its competitors, who will have to adapt their products to be DOCSIS 1.2-compliant. Terayon's team of engineers has extensive experience in many areas of broadband access system design, including communication systems, ASICs, data networking, radio frequency, software and hardware. The Company intends to leverage its engineering capabilities to expand the features and functionality of its S-CDMA technology. The Company will strive to use its technical expertise to achieve a significant time-to-market advantage over competing cable modem suppliers in offering advanced features, such as IP telephony and videoconferencing. In addition, Terayon intends to apply S-CDMA to additional applications such as wireless communications and LMDS.

  Reduce manufacturing costs. A key component of Terayon's strategy is to decrease the cost of manufacturing its products to improve its gross margins. For example, the Company recently introduced a cable modem that uses a single-board design, which has higher gross margins than its original dual-board cable modem. The Company intends to engage in other cost-reduction efforts, including the further integration of ASIC components, other design changes and the potential use of a second contract manufacturer.

  Provide superior customer service and support. Terayon believes that its ability to provide consistent high quality service and support will be a key factor in attracting and retaining customers. In addition to assigning a field applications engineer to each customer account, the Company provides its customers with technical support and training through customer support representatives and representatives of distributors. The Company provides service and support to its customers 24 hours a day, 7 days a week.

  Increase presence in existing and new markets. Terayon believes that the market for cable modem systems is global and it intends to increase its presence in new and existing markets throughout North America, Europe, Asia and Latin America. The Company currently sells its products in over 20 countries worldwide. In order to increase its market penetration and to capitalize on new opportunities, Terayon plans to continue to expand its sales, marketing and customer support capabilities through both direct sales and marketing staff as well as relationships with distributors. The Company believes that a physical presence in key customer locations provides an important advantage in developing and maintaining new and existing customer relationships.

TECHNOLOGY

  Terayon's products are based on the Company's S-CDMA technology. S-CDMA, like asynchronous CDMA technology commonly used in wireless communications, is a form of spread spectrum technology, enabling the transmission of information as a group of codes from multiple transmitters to a single headend receiver. In spread spectrum systems, data is transmitted by spreading the information across a range of frequencies and across a period of time, limiting the amount of interference caused by foreign signals as compared to TDMA systems. In asynchronous CDMA transmissions, the codes can arrive at the headend at slightly different times, or "unaligned," which can result in interference among the codes, creating inefficiency and requiring the use of signal modulation techniques that sacrifice capacity in order to cancel the interference. The Company has developed a technique to synchronize the arrival of codes at the headend to eliminate the interference among the codes, allowing the use of signal modulation techniques that do not sacrifice capacity. As a result, the Company's S-CDMA technology provides better channel efficiency (more bandwidth per Hertz) than asynchronous CDMA.

  S-CDMA technology is integrated into a single ASIC chip, which implements the physical ("PHY") layer and media access control ("MAC") layer communication protocols in the TeraComm system. S-CDMA technology is the primary differentiator between Terayon's cable modems and those of competitors who use TDMA-based technology for the PHY and MAC layer protocols. S-CDMA technology is designed to maximize resistance to noise, optimize use of network capacity and provide cable operators with multiple revenue streams through the ability to offer multiple Quality of Service levels.

  Maximum noise resistance through spread spectrum and rate adaptive technologies. Spread spectrum technology was originally designed for use by the military to provide reliable and secure communications in harsh RF environments. The RF environment is subject to a variety of noise sources that can interfere with the transmission of data. In spread spectrum systems such as the Company's S-CDMA technology, data is transmitted by spreading the information across a range of frequencies and across a period of time, allowing sufficient information reception for the data to be reconstructed by the receiver. Data is encoded by transmitters in unique spreading codes that allow multiple data streams to be received and decoded by the receiver simultaneously. Therefore, noise events that are typically specific to a particular frequency or a period of time do not significantly interfere with transmission.

  In addition to spread spectrum, S-CDMA incorporates other techniques, including forward error correction and interleaving, that further enhance the ability of S-CDMA to resist impulse and ingress noise. In extremely harsh noise environments, S-CDMA incorporates a rate adaptive mode of operation that changes modulation schemes, reducing capacity, but allowing continued reliable transmission. This combination of techniques enables S-CDMA-based systems to operate in SNR environments as low as 13dB at full capacity and as low as - 13dB in rate adaptive mode. In contrast, TDMA-based systems typically require an SNR of at least 20dB for reliable operation.

  Optimal capacity utilization through synchronization. In asynchronous CDMA systems, codes arriving at the receiver are unaligned. This causes mutual interference between the codes, which forces the use of lower order modulation schemes resulting in significantly reduced data capacity. S-CDMA minimizes mutual interference by ensuring that codes are synchronized with each other through ranging, power management and adaptive equalization. The process of ranging guarantees time alignment by ensuring all codes arrive at the receiver at the same time. Power management and adaptive equalization compensate for variables such as temperature and changes in network topology. These techniques allow S-CDMA to utilize higher order modulation schemes providing a capacity of 14 Mbps in a 5 MHz channel in both the upstream and downstream paths. This 14 Mbps capacity is divided into 144 data streams, each of which is represented by a unique S-CDMA spreading code.

  Efficient bandwidth management for multiple levels of Quality of Service. The TeraComm system segments each 14 Mbps upstream and downstream channel into 128 user data streams and 16 management and control data streams. Separating user data from management and control ensures high channel efficiency under heavy channel loading. Each of the 128 user data streams has a continuous data payload capacity of 64 Kbps. The bandwidth manager software residing in the system headend allocates data streams to cable modems individually or in groups. Data streams can also be assigned on a permanent basis, or can be multiplexed among multiple modems based on a fairness algorithm in the bandwidth manager. This capability allows the TeraComm system to provide a variety of Quality of Service levels. Constant Bit Rate ("CBR") services can be provisioned in increments of 64 Kbps by continuous assignment of data streams to a TeraPro cable modem. As a result, services such as leased lines and T-1 circuits can be emulated. Unspecified Bit Rate ("UBR") services can be supported by allowing modems to contend for data streams on an "as requested" basis. Because all access requests and grants are communicated through management streams, the impact on channel efficiency is minimized as more modems contend for bandwidth. Both CBR and UBR services can co-exist on a single channel enabling a cable operator to create multiple service levels and maximize revenue from the available bandwidth capacity.

PRODUCTS

  CURRENT PRODUCTS

  The Company's TeraComm system enables cable operators to cost-effectively deploy reliable two-way broadband access services. The TeraComm system is comprised of the TeraPro cable modem, the TeraLink 1000 Master Controller, the TeraLink Gateway and the TeraView Element Management and Provisioning Software. The price of a TeraComm system depends upon a number of variables, including a customer's basic cable system architecture, the type of routing equipment a customer intends to use, the level and quality of service that a cable operator desires to provide and the volume of products purchased by a customer.

  The following diagram illustrates the TeraComm system:


                              THE TERACOMM SYSTEM

  TeraPro Cable Modem. The TeraPro cable modem is a data communications device installed in a subscriber's home or business. The TeraPro cable modem connects to the subscriber's PC via a standard 10BaseT Ethernet connector and to the cable network via a standard coaxial cable connector. The TeraPro cable modem automatically configures itself without user intervention, thus minimizing modem installation time. In addition, the configuration software for the TeraPro cable modem is downloaded remotely, allowing centralized software upgrades directly from the headend management system. In October 1998, the Company began volume shipments of its cable modems in a new single-board design.

  The TeraPro cable modem delivers full two-way communication over the cable network, with data rates of up to 14 Mbps per 5 MHz channel in both the upstream and the downstream direction. The TeraPro cable modem operates at full capacity at an SNR as low as 13dB, and gradually adjusts throughput to provide transmission at an SNR as low as -13dB. This feature will permit the TeraPro cable modem to operate across any portion of the 5 to 42 MHz upstream RF spectrum.

  TeraLink 1000 Master Controller. The TeraLink 1000 Master Controller is a data channel controller and multiplexer located at the cable headend system or distribution hub. The TeraLink 1000 Master Controller provides control, management and data transport functions for TeraPro cable modems connected to the cable network. It offers dynamic bandwidth management, high-speed traffic concentration, access control to data networking resources, and data service quality and integrity.

  The TeraLink 1000 Master Controller is a single channel, rack-mountable controller that supports up to 2,000 cable modems per channel. Additional TeraLink 1000 Master Controllers can be added to scale service as performance and subscriber needs grow. The TeraLink 1000 Master Controller, with the TeraLink Gateway, provides a 100 BaseT interface for direct connectivity to a private backbone or any vendor's router or switch. Alternatively, the TeraLink 1000 Master Controller, with its built-in ATM OC-3 interface, can be connected via an ATM switch, or directly to Cisco's 7500 series routers.

  TeraLink Gateway. The TeraLink Gateway is a rack-mountable edge concentrator providing end-user clients with broadband access to a remote IP backbone (e.g., Internet) as well as efficient communication between modems. The TeraLink Gateway includes an ATM OC-3 interface for connectivity to up to two TeraLink 1000 Master Controllers or an ATM switch. It also provides a 10/100 BaseT Ethernet/Fast Ethernet auto-sense interface to a headend backbone or any IP router including the Cisco Universal Broadband Router. The TeraLink Gateway also includes a separate 10 BaseT interface, which may be connected to a separate management network or the headend network. The TeraLink Gateway supports up to 2,000 cable modems per RF channel when connected to a TeraLink 1000 Master Controller. When used with the TeraLink Gateway, the TeraPro cable modems behave as an extension of the TeraLink Gateway, providing maximum bandwidth and privacy.

  TeraView Element Management and Provisioning Software. The TeraView Element Management and Provisioning Software is a Windows 95 and Windows NT standards-based software application installed at the headend system or the network operations center. The TeraView software allows cable operators to configure, control, monitor and maintain multiple channels of the TeraComm system.

  PRODUCTS UNDER DEVELOPMENT

  The Company currently is designing and developing a DOCSIS 1.2-compliant system. In addition to a cable modem, this system will include a headend controller, the Teralink 2000 Master Controller. These products are in the early stages of development and the Company does not anticipate commercial deployment of these products until 2000.

CUSTOMERS

  The Company markets its products to cable operators that seek to provide broadband access services to both residential and commercial end users. The Company's initial target market consists of the ten largest cable companies in each major geographic area. In most markets, a small number of large cable operators often provides services to a majority of subscribers in a specific region and thus influences the purchasing decisions of smaller cable operators. In the United States, ten cable operators together own and operate facilities passing approximately 74% of total homes passed. The Company commenced volume shipments of its products in the first quarter of 1998. To date, three of the largest North American cable operators, Cablevision, Shaw and TCA, are deploying the TeraComm system commercially.

  Selected examples of the range of customers and applications for which the TeraComm system is being commercially deployed are as follows:

  Cablevision. Cablevision is the fifth largest cable operator in the United States, with cable infrastructure passing approximately 5.1 million homes, primarily located in New York, New Jersey, Connecticut, Ohio and Massachusetts. Cablevision is currently deploying Terayon's products in systems located in Long Island, New York and areas of Connecticut for its optimum high speed data service.

  Shaw. Shaw is the third largest cable operator in Canada, with cable infrastructure passing approximately 2.0 million homes. Shaw currently has the largest cable modem deployment in Canada, with over 55,000 cable modem users. Shaw has selected Terayon to supply cable modem systems for Shaw's @Home service deployments in various cities throughout Canada.

  Sumitomo. The Company has a distribution agreement with Sumitomo under which its subsidiary, Crossbeam Networks Corporation ("Crossbeam") is distributing the TeraComm system to several of Japan's leading cable operators, including Jupiter Communications, a joint venture between Sumitomo and TCI International. The TeraComm system's noise resistant properties are designed to enable two-way broadband access over pure coaxial networks, which comprise the majority of Japan's cable infrastructure.

  TCA. TCA is the 16th largest cable operator in the United States, with cable infrastructure passing approximately 1.2 million homes, primarily in Texas, Arkansas and Louisiana. TCA has deployed the TeraComm system in certain metropolitan areas in Texas. TCA provides a tiered service offering, with prices ranging from $49.95 per month for residential Internet access to $184.95 per month for commercial Internet access.

  Three customers accounted for approximately 73% of the Company's revenues in 1997 and for approximately 65% of the Company's revenues in the first nine months of 1998. In 1997, sales to Telegate, Sumitomo and NET Brasil represented approximately 30%, 29% and 14%, respectively, of the Company's revenues. In the first nine months of 1998, sales to Shaw, Cablevision and Sumitomo represented approximately 32%, 19% and 14%, respectively, of the Company's revenues. The Company believes that a substantial majority of its revenues will continue to be derived from sales to a relatively small number of customers for the foreseeable future. In addition, the Company believes that sales to these customers will be focused on a small number of projects. See "Risk Factors--We Are Dependent on a Small Number of Customers."

RESEARCH AND DEVELOPMENT

  The Company believes that its future success will depend on its ability to enhance its existing products and to develop and introduce new products that meet a wide range of evolving cable operator and end user needs. In addition, to address competitive and pricing pressures, the Company expects that it will have to reduce the unit cost of manufacturing its cable modems through design and engineering changes. For example, in October 1998, the Company introduced a single-board modem, which provides cost savings over its original dual-board modem. There can be no assurance that the Company will be successful in redesigning its products, that any such redesign will be made on a timely basis and without introducing significant errors and product defects, or that any such redesign, including the DOCSIS-compliant modem, would result in sufficient cost reductions to allow the Company to significantly reduce the list price of its products or improve its gross margin.

  The Company also currently is designing and developing a DOCSIS 1.2-compliant system, which will include a cable modem and an accompanying headend controller, the TeraLink 2000 Master Controller. These products are in the early stages of development and the Company does not anticipate commercial deployment of these products until 2000. See "Risk Factors--There Are Many Risks Associated with Our Participation in Co-Authoring the DOCSIS-1.2 Specification," "--We Need to Develop New Products," "--We Must Achieve Cost Reductions" and "We Must Keep Pace with Rapid Technological Change to Remain Competitive."

  As of December 31, 1998, the Company had 56 employees engaged in research and development. The Company's total research and development expenses for 1995, 1996 and 1997 and the first nine months of 1998 were $2.0 million, $8.0 million, $11.3 million and $7.7 million, respectively.

SALES AND MARKETING

  Terayon has direct sales forces in North America, Latin America and Europe. The Company also distributes its products via distributors and systems integrators. Terayon has signed a distribution agreement with Sumitomo under which Crossbeam is distributing the TeraComm system to several of Japan's leading cable operators.

  The Company markets its products directly to cable operators through its sales force, key distribution and technology partners, as well as other marketing vehicles such as industry press, trade shows and the World Wide Web. Through its marketing efforts, the Company strives to educate cable operators on the technological and business benefits of its system solution, as well as the Company's ability to provide quality support and service to the customer. Terayon participates in the major trade shows and industry events for the cable industry in the United States and is expanding its presence in other markets through joint participation at local events with its international sales and marketing partners. Industry referrals and reference accounts are significant marketing tools developed and utilized by the Company.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

  The Company believes that its ability to consistently provide high quality service and support will be a key factor in attracting and retaining customers. The Technical Services and Support ("TSS") organization provides support 24 hours a day, seven days per week. Prior to deployment of the Company's systems, each cable operator's needs are assessed and proactive solutions are implemented, including various levels of training, periodic management and coordination meetings, and problem escalation procedures. Terayon places a strong emphasis on technical training, both for cable operators and systems integrators. Initial training is offered to cable operators and systems integrators at no cost, both in Terayon's headquarters in Santa Clara and on a cable operator's or system integrator's premises. At December 31, 1998, the TSS organization consisted of 17 employees located in North America, Europe, Latin America and Asia.

  In addition, Terayon has developed sophisticated tools for remote diagnosis and monitoring of the TeraComm systems deployed by cable operators. Such tools enable the Company to monitor cable operators' installations of the TeraLink 1000 Master Controller and to proactively suggest solutions before problems become noticeable to end users. The Company is developing a Web-based knowledge system to provide cable operators with access to the latest technical support information.

MANUFACTURING

  The Company outsources the materials procurement, printed circuit board assembly, and product assembly and testing to turnkey contract manufacturers. Currently, the Company contracts with Solectron, located in Milpitas, California, for the manufacture of the majority of its products. CMC, located in Santa Clara, California, also manufactures certain of the Company's products. The Company has a limited in-house manufacturing capability at its headquarters in Santa Clara. This facility is currently used for the assembly and final testing of TeraLink 1000 Master Controller and TeraLink Gateways, pilot production of new modem designs, sample testing of products received from volume modem manufacturers, developing the manufacturing process and documentation for new products in preparation for outsourcing. The Company also repairs products returned from customers with its in-house manufacturing resources.

  The Company's future success will depend in significant part on its ability to obtain high volume manufacturing at low costs. As volume increases, the Company plans to engage additional contract manufacturers, to procure additional manufacturing facilities and equipment, to modify existing inventory procedures, to substantially increase its personnel and to revise its quality assurance and testing practices. There can be no assurance that any of these efforts will be successful. As part of its efforts to reduce costs, the Company began volume shipments in October 1998 of its single-board cable modem, which has higher gross margins than the Company's original dual-board cable modem. The Company anticipates that it will need to reduce further the manufacturing costs of its cable modem and will continue to evaluate the use of low cost third-party suppliers and manufacturers. See "Risk Factors--We Must Achieve Cost Reductions" and "--We Have Limited Manufacturing Experience and We Are Dependent on Contract Manufacturers."

  Subcontractors supply the Company's contract manufacturers with both standard components and subassemblies manufactured to the Company's specifications. The Company is dependent upon certain key suppliers for a number of the components for its products. For example, the Company currently relies on VLSI Technology, Inc. for the Company's S-CDMA ASIC, which is used in the Company's headend and cable modem products. In addition, all of the Company's products contain one or more components that are currently only available from a single source.

COMPETITION

  The market for broadband access systems is extremely competitive and is characterized by rapid technological change. The Company's direct competitors in the cable modem arena include Cisco, Com21, Hayes, Hybrid, Matsushita, Motorola, Nortel, Phasecom, RCA, Samsung, Scientific-Atlanta, Sony, 3Com, Toshiba and Zenith and there are many other potential market entrants. In addition, Com21, Hybrid, Motorola and Nortel introduced cable modems prior to the Company, and have established relationships and have worked with customers for a longer period of time than the Company. The principal competitive factors in this market include: product performance, features and reliability; price; size and stability of operations; breadth of product line; sales and distribution capability; technical support and service; relationships with cable operators; standards compliance; and general industry and economic conditions. Certain of these factors are outside of the Company's control. The existing conditions in the broadband access market could change rapidly and significantly as a result of technological changes, and the development and market acceptance of alternative technologies could decrease the demand for the Company's products or render them obsolete. There can be no assurance that these companies and other competitors will not introduce broadband access products that will be less costly or provide superior performance or achieve greater market acceptance than the Company's products.

  The Company sells products that also compete with existing data access and transmission systems utilizing the telecommunications networks, such as those of 3Com. Additionally, the Company's controller and headend system products face intense competition from well-established companies such as Cisco, Nortel and 3Com. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, distribution, customer support and other resources, as well as greater name recognition and access to customers than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition.

  The market for cable modems may be impacted by the development of other technologies that enable the provisioning of broadband access services. Examples of such technologies include technologies that increase the efficiency of digital transmission over telephone companies' existing copper infrastructure, such as various xDSL, as well as ISDN. Similarly, broadband access services may be deployed over a number of other media, including fiber optic cable, DBS and other wireless technologies. Broadband access services based on some of these competing technologies are already available and could materially limit acceptance of cable modem-based services. The failure of broadband access services based on cable modem technology to gain widespread commercial acceptance by cable operators and end users of broadband access services would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors --Our Industry is Highly Competitive with Many Established Competitors."

REGULATION

  The Company and its customers are subject to varying degrees of federal, state and local regulation. The jurisdiction of the FCC extends to the communications industry, including broadband access products such as those of the Company. The FCC has promulgated regulations that, among other things, set installation and equipment standards for communications systems. Although FCC regulations and other governmental regulations have not materially restricted the Company's operations, there can be no assurance that future regulations adopted by the FCC or other regulatory bodies will not have a material adverse effect on the Company. Further, regulation of the Company's customers may adversely impact the Company's business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of cable services and other terms on which cable companies conduct their business, may impede the Company's penetration of certain markets. In addition, regulation of cable television rates may affect the speed at which cable operators upgrade their cable infrastructures to two-way HFC. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers. For example, the Company experienced delays in product shipments to a customer in Brazil due to delays in certain regulatory approvals in Brazil, and there can be no assurance that similar delays will not occur in other countries in which the Company markets or plans to market its products. In addition, the Company's customers in certain parts of Asia, such as Japan, are required to obtain licenses prior to selling the Company's products, and delays in obtaining such licenses could have an adverse impact on the Company's operating results. See "Risk Factors -- Our Business is Subject to Communications Industry Regulations."

  In the United States, in addition to complying with FCC regulations, the Company's products are required to meet certain safety requirements. For example, the Company is required to have its products certified by UL in order to meet federal requirements relating to electrical appliances to be used inside the home. Outside of the United States, the Company's products are subject to the regulatory requirements of each country in which the products are manufactured or sold. These requirements are likely to vary widely, and there can be no assurance that the Company will be able to obtain on a timely basis or at all such regulatory approvals as may be required for the manufacture, marketing or sale of its products. Any delay in or failure to obtain such approvals or meet such requirements could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Our Business is Subject to Other Regulatory Approvals and Certifications."

INTELLECTUAL PROPERTY

  The Company relies on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. The Company has four issued patents and ten patent applications pending in the United States. The Company has seven patent applications pending internationally. There can be no assurance that the Company's patent applications will be granted or, if granted, that the claims covered by the patents will not be reduced from those included in the Company's applications. Any patent might be subject to challenge in court and, whether or not challenged, might not be sufficiently broad to prevent third parties from developing equivalent technologies or products. The Company has entered into confidentiality and invention assignment agreements with its employees, and enters into non-disclosure agreements with certain of its suppliers, distributors and appropriate customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies.

  Upon the completion and acceptance of the DOCSIS 1.2 cable modem specification co-authored by the Company, the Company would contribute some aspects of its S-CDMA technology to the DOCSIS 1.2 intellectual property pool. The Company's technology would be contributed pursuant to a proposed license agreement between the Company and CableLabs (the "License Agreement") to be executed at that time. Under the terms of the License Agreement, the Company would grant to CableLabs a license for some aspects of its S-CDMA technology (the "Licensed Technology"). This license would allow CableLabs to utilize and incorporate the Licensed Technology only for the limited use of making and selling products or systems that comply with the DOCSIS 1.2 cable modem specification. As a party to the License Agreement, the Company would have access to the DOCSIS 1.2 intellectual property pool and would have the right to develop products that comply with the DOCSIS 1.2 cable modem specification.

  CableLabs would have the right to sublicense the DOCSIS 1.2 intellectual property on a royalty-free non-exclusive basis to other companies for the sole purpose of allowing them to build products that are certified to be fully compliant with DOCSIS 1.2 or its successor specifications. This sublicense generally would be granted to any company that requested it, unless that company were involved in an intellectual property dispute with another company that was already a DOCSIS sublicensee.

  CableLabs may sublicense the DOCSIS 1.2 intellectual property pool if the sublicensee complies with certain conditions. Such sublicensee's rights to certain of the DOCSIS 1.2 intellectual property may be terminated if it sues certain companies on claims of infringement of any copyright, patent right or trade secret misappropriation.

  The Company expects that developers of cable modems will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows. The Company has received letters from two individuals claiming that the Company's technology infringes patents held by such individuals. The Company has reviewed the allegations made by such individuals and, after consulting with its patent counsel, does not believe that the Company's technology infringes any valid claim of such individuals' patents. There can be no assurance that, if the issue were to be submitted to a court, such a court would not find that the Company's products infringe the patents, nor that the individuals will not continue to assert infringement. If the Company is found to have infringed such individuals' patent, the Company could be subject to substantial damages and/or an injunction preventing it from conducting its proposed business, and the Company's business could be materially and adversely affected. In addition, there can be no assurance that other third parties will not assert infringement claims against the Company in the future. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. Litigation also may be necessary to enforce the Company's intellectual property rights. Any infringement claim or other litigation against or by the Company could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company pursues the registration of its trademarks in the United States and has applications pending to register several of its trademarks. However, since the laws of certain foreign countries might not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States, effective trademark, copyright, trade secret and patent protection might not be available in every country in which the Company's products might be manufactured, marketed or sold.

EMPLOYEES

  As of December 31, 1998, Terayon had 130 employees, of which 56 were in the engineering group, 32 were in marketing, sales and customer support, 21 were in operations and 21 were in general and administrative functions. None of the Company's employees is represented by a union. The Company believes that its relations with its employees are good.

PROPERTIES

  The Company leases an approximately 38,000 square foot facility located in Santa Clara, California. The current lease for the Santa Clara facility expires in March 2002. The Company has sales offices in

Denver, Colorado; Atlanta, Georgia; Sao Paulo, Brazil; and Brussels, Belgium. The Company believes that its existing facilities are adequate to meet its needs for the immediate future and that future growth can be accommodated by leasing additional or alternative space near its current facilities.

LEGAL PROCEEDINGS

  The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  Certain information regarding the Company's directors, executive officers and key employees as of December 31, 1998 is set forth below.

               NAME               AGE                 POSITION
               ----               ---                 --------
 EXECUTIVE OFFICERS AND DIRECTORS
 Dr. Zaki Rakib(1)...............  40 Chief Executive Officer and Director
 Shlomo Rakib....................  41 Chairman of the Board, President and
                                      Chief Technical Officer
 Ray M. Fritz....................  53 Chief Financial Officer
 Dennis J. Picker................  51 Chief Operating Officer
 Michael D'Avella................  40 Director
 Christopher J. Schaepe(1)(2)....  35 Director
 Lewis Solomon(2)................  65 Director
 Mark A. Stevens(1)..............  38 Director
 KEY EMPLOYEES
 Brian Bentley...................  37 Vice President, Worldwide Sales
 Gary W. Law.....................  43 Vice President, Marketing and Business
                                      Development
 Linda R. Palmor.................  43 Vice President, Finance
 Gershon Schatzberg..............  43 Vice President, Customer Satisfaction
 W. Lee Stalcup..................  58 Vice President, Manufacturing Operations

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Zaki Rakib co-founded Terayon in 1993 and has served as Chief Executive Officer since January 1993 and as a director since February 1995. From January 1993 to July 1998, Dr. Rakib also served as Chief Financial Officer of the Company. Prior to co-founding the Company, Dr. Rakib served as Director of Engineering for Cadence Design Systems, an electronic design automation software company, from 1990 to 1994. Prior to joining Cadence, Dr. Rakib was Vice President of Engineering at Helios Software, which was acquired by Cadence in 1990. Dr. Rakib holds B.S., M.S. and Ph.D. degrees in engineering from Ben-Gurion University in Israel. Dr. Rakib is the brother of Shlomo Rakib, the Company's Chairman of the Board, President and Chief Technical Officer.

  Shlomo Rakib co-founded Terayon in 1993 and has served as Chairman of the Board and President since January 1993 and as Chief Technical Officer since February 1995. Prior to co-founding the Company, Mr. Rakib served as Chief Engineer at PhaseCom, Inc., a communications products company, from 1981 to 1993, where he pioneered the development of data and telephony applications over cable. Mr. Rakib is the inventor of several patented technologies in the area of data and telephony applications over cable. Mr. Rakib holds a B.S.E.E. degree from Technion University in Israel. Mr. Rakib is the brother of Zaki Rakib, the Chief Executive Officer and a director of the Company.

  Ray M. Fritz has served as the Company's Chief Financial Officer since July 1998. Prior to joining the Company, Mr. Fritz was Vice President of Finance and Operations and Chief Financial Officer of GigaLabs Inc., a provider of high performance input/output switching solutions, from December 1997 to July 1998. From August 1994 until August 1997, Mr. Fritz was with Clarify, Inc., a provider of front office automation systems, as its Vice President, Finance and Operations and Chief Financial Officer. From May 1990 to August 1994, he served as Director, Finance of Synopsys, Inc., an electronic design automation company, and from April 1986 to May 1990, Mr. Fritz served as Vice President and Controller of LSI Logic Corporation, a semiconductor company. Prior to that, he held a variety of finance positions with Xerox Corporation, The Singer Company and Shell Oil Company. Mr. Fritz holds a B.S. degree in finance/business administration from Benedictine College, an M.B.A. degree from Atlanta University and an M.S. degree in tax from Golden Gate University.

  Dennis J. Picker has served as Chief Operating Officer since February 1998 and served as Vice President, Standards from October 1997 to February 1998 and Vice President, Engineering from May 1996 to October 1997. From 1994 to April 1996, Mr. Picker was Director of the Cable Data Products Business Unit of Motorola, Inc., an electronics company, and from 1992 to 1994, he was Senior Director of Data Networking Products at Motorola. Mr. Picker holds a B.S. degree in electrical engineering from the University of Pennsylvania and an M.S. degree in electrical engineering from Northwestern University.

  Michael D'Avella has served as a director of the Company since April 1998. Mr. D'Avella is the Senior Vice President, Planning for Shaw Communications Inc. ("Shaw"), a diversified communications company and a leading cable operator in Canada. Mr. D'Avella has held a variety of senior management positions at Shaw since 1991. Prior to that, he held positions with the Canadian Cable Television Association and Telesat Canada. He is a director of several privately held companies. Mr. D'Avella holds a B.A. degree in economics and planning from the University of Toronto in Canada.

  Christopher J. Schaepe has served as a director of the Company since March 1995. Mr. Schaepe is a General Partner of Weiss, Peck & Greer Venture Partners, L.P., a technology-focused venture capital firm, which he joined in 1991. Previously, Mr. Schaepe served in corporate finance and capital markets roles for three years at Goldman, Sachs & Company after his employment as a software engineer at IBM Corporation. He is a director of Galileo Technology Ltd., a communications semiconductor company, as well as several privately held companies. Mr. Schaepe holds B.S. and M.S. degrees in computer science from the Massachusetts Institute of Technology and an M.B.A. degree from Stanford Business School.

  Lewis Solomon has served as a director of the Company since March 1995. Mr. Solomon has been a principal of G&L Investments, a consulting firm, since 1989 and currently serves as the Chairman of the Board of ICTV, Inc. From 1983 to 1988, he served as Executive Vice President at Alan Patricof Associates, a venture capital firm focused on high technology, biotechnology and communications industries. Prior to that, Mr. Solomon served in various capacities with General Instrument Corp., most recently as Senior Vice President. From April 1986 to January 1997, he served as Chairman of the Board of Cybernetic Services, Inc., an LED systems manufacturer, which commenced a Chapter 7 bankruptcy proceeding in April 1997. Mr. Solomon serves on the boards of Anadigics, Inc., a manufacturer of integrated circuits; Anacomp, Inc., a manufacturer of data storage systems; and Artesyn Technologies, Inc., a power supply and power converter supply company. Mr. Solomon also serves on the boards of several privately held companies.

  Mark A. Stevens has served as a director of the Company since March 1995. Mr. Stevens has been a General Partner of Sequoia Capital, a venture capital investment fund, since March 1993. Mr. Stevens currently serves on the Board of Directors of Aspect Development, Inc., a client/server applications software company, and several privately held companies. Prior to joining Sequoia in 1989, he held technical sales and marketing positions at Intel Corporation. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in economics and an M.S. degree in computer engineering from the University of Southern California and an M.B.A. degree from Harvard Business School.

  Brian Bentley has served as Vice President, Worldwide Sales since February 1997. From 1995 to February 1997, he served as Director of TCI Sales for Scientific-Atlanta, Inc., a telecommunications equipment supplier. Prior to that, Mr. Bentley served as Vice President of MSO Sales for the Multimedia Group of Motorola from January 1995 to November 1995, and as Vice President and General Manager for the Optical Media Group of Antec Corporation, a fiber-optic equipment manufacturer company, from 1992 to 1995. He holds a B.S. degree in economics from Arizona State University.

  Gary W. Law has served as Vice President, Marketing and Business Development since March 1997. From August 1995 to March 1997, he was Vice President of Marketing for the Networking Products Group of Adaptec, Inc., a hardware and software manufacturer company. Prior to that, Mr. Law served as Director of Market Development for Bay Networks, Inc. from 1989 to 1995 and held sales and marketing management positions with Hewlett-Packard Company, an electronics company and Ungermann-Bass Inc. between 1978 and 1988. He holds a B.S. degree in engineering from the University of Texas.

  Linda R. Palmor has served as Vice President, Finance since May 1997 and served as Corporate Controller from February 1996 to May 1997. Prior to joining the Company, Ms. Palmor served as the Corporate Controller of Electronic Arts Inc., a multimedia software company, from 1995 to 1996 and held financial positions with The Walt Disney Company, a media conglomerate, from 1991 to 1995. Ms. Palmor is a certified public accountant and holds a B.Sc. degree in biochemistry from Manchester University in the United Kingdom.

  Gershon Schatzberg has served as the Company's Vice President, Customer Satisfaction since April 1998 and served as Group Director of Technical Support Services from August 1997 to April 1998. Prior to joining the Company, he served as Director of Network Consulting for 3Com Corporation, a networking hardware manufacturer company, running North American sales support operations from 1996 to 1997. From 1989 to 1996, Mr. Schatzberg served as the President and Vice President of Engineering for RAD Network Devices, Inc., a networking and router manufacturer company. Prior to that, he held engineering positions with various companies. Mr. Schatzberg holds a B.S.E.E. degree from Technion University in Israel.

  W. Lee Stalcup has served as the Company's Vice President, Manufacturing Operations since May 1998. Prior to joining the Company, Mr. Stalcup was Vice President of Operations for Magellan Systems Corporation, a global positioning systems manufacturer, from October 1996 to May 1998. From May 1994 to October 1994, he served as Director of Operations at AST Research, Inc., a computer and network server manufacturer, and from October 1994 to October 1996 he served as its Vice President of Worldwide Materials. From 1990 to 1993,
Mr. Stalcup was Executive Vice President and Chief Operating Officer of Vitalrel Microelectronics, a multi-chip module company.

  The Company's Board of Directors (the "Board") currently is comprised of six directors. Directors are elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Pursuant to a voting agreement, Messrs. Rakib, who together beneficially own 4,000,000 shares of the Company's stock, have agreed to vote to elect a nominee of Shaw to the Company's Board ("Shaw Nominee"), currently Mr. D'Avella, until such time as Shaw owns less than 384,615 shares of the Company's stock. The Company also has agreed with Shaw to use its best efforts to nominate a Shaw Nominee to the Board until the earlier of December 31, 2000 or the date upon which Shaw no longer holds at least 384,615 shares of the Company's stock. The Company's Board is be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, currently Messrs. Solomon and Stevens, will stand for reelection or election at the 1999 annual meeting of stockholders. The Class II directors, currently Mr. D'Avella and Shlomo Rakib, will stand for reelection or election at the 2000 annual meeting of stockholders. The Class III directors, currently Mr. Schaepe and Zaki Rakib, will stand for reelection or election at the 2001 annual meeting of stockholders.

ADVISORY BOARD

  In early 1997, the Company established an Advisory Board, which consists of representatives from the United States and international cable industries. The Advisory Board currently consists of nine members: Steven Craddock, the Vice President of New Media for Comcast Corporation; Michael D'Avella, the Senior Vice President of Planning for Shaw and a member of the Company's Board of Directors; David Fellows, the former Vice President of Technology for MediaOne Group, Inc.; George Harte, the Director of Telecom Technology for Rogers Communications Inc.; Wilt Hildenbrand, the Vice President of Technology for Cablevision; Isao Momota, the President of Crossbeam; Richard Rexroat, the Vice President, Engineering of TCI International; J.C. Sparkman, a former Executive Vice President of TCI; and Arthur Steiner, the Director of Business Development for NET Brasil.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to February 1998, the Company did not have a Compensation Committee of the Board of Directors, and the entire Board participated in all compensation decisions, except that Messrs. Rakib did not participate in decisions relating to their respective compensation. In February 1998, the Board formed the Company's Compensation Committee to review and recommend to the Board compensation and benefits for the Company's executive officers and administer the Company's stock purchase and stock option plans. Each of the Company's directors, or an affiliated entity, holds securities of the Company. See "Certain Transactions" and "Principal and Selling Stockholders."

BOARD COMMITTEES

  The Audit Committee of the Board of Directors, currently consisting of Messrs. Schaepe and Solomon, reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee of the Board of Directors currently consists of Dr. Rakib and Messrs. Schaepe and Stevens. The Compensation Committee reviews and recommends to the Board the compensation and benefits for the Company's executive officers, except that Dr. Rakib does not participate in decisions relating to his compensation. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1995 Stock Option Plan, 1997 Equity Incentive Plan, 1998 Employee Stock Purchase Plan and 1998 Non-Employee Directors' Stock Option Plan. See "-- Employee Benefit Plans."

DIRECTOR COMPENSATION

  Lewis Solomon receives $2,000 per month for his service as a member of the Board. No other director of the Company receives cash for services provided as a director. Certain directors have been granted options to purchase Common Stock in the past, and options may be granted to directors of the Company in the future. Mr. Stevens, Mr. D'Avella and entities affiliated with Weiss, Peck and Greer L.L.C., of which Mr. Schaepe is a partner, have each received options to purchase 30,000 shares of Common Stock at exercise prices of $1.25, $6.50 and $1.25 per share, respectively.

  In June 1998, the Board adopted the 1998 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company who are not employees of or consultants to the Company or of any affiliate of the Company (a "Non-Employee Director"). The Directors' Plan is administered by the Board, unless the Board delegates administration to a Committee comprised of members of the Board. See "--Employee Benefit Plans--1998 Non-Employee Directors' Stock Option Plan."

LIMITATION ON DIRECTORS' AND OFFICERS' LIABILITY

  As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Company may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, the Company is required to advance all expenses incurred by its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive, (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (vi) the Company may not retroactively amend the Bylaws provisions relating to indemnity. The Company entered into agreements to indemnify its officers and directors. A copy of the form of such indemnification has been filed as an exhibit to the Registration Statement .

EXECUTIVE COMPENSATION

  The following table sets forth the annualized compensation awarded or paid by the Company during the fiscal year ended December 31, 1997 to the Company's Chief Executive Officer and four other most highly compensated officers whose annual salary and bonus exceeded $100,000 in fiscal 1997 (hereinafter, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                       ANNUAL COMPENSATION            AWARDS
                                ---------------------------------- ------------
                                                                    SECURITIES
    NAME AND PRINCIPAL                              OTHER ANNUAL    UNDERLYING
         POSITION          YEAR SALARY($) BONUS($) COMPENSATION($) OPTIONS (#)
    ------------------     ---- --------- -------- --------------- ------------
Dr. Zaki Rakib............ 1997  150,000   12,500          --             --
 Chief Executive Officer
 and Chief Financial
 Officer
Shlomo Rakib.............. 1997  150,000   12,500          --             --
 President and Chief
 Technical Officer
Gary Law.................. 1997  108,333       --          --        115,000
 Vice President, Marketing
 and Business Development
Linda Palmor.............. 1997  108,306   10,000          --         35,000
 Vice President, Finance
Dennis Picker............. 1997  129,000   31,800      75,166(2)          --
 Vice President,
 Standards(1)

--------
(1)  Mr. Picker has served as Chief Operating Officer since February 1998.
(2) Consists of reimbursement to Mr. Picker for travel costs of which $35,140 was attributable to tax gross-up payments made by the Company.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1997 to each of the Named Executive Officers:

                                              INDIVIDUAL GRANTS
                         ------------------------------------------------------------
                                                                                      POTENTIAL REALIZABLE
                                              PERCENTAGE OF                             VALUE AT ASSUMED
                                              TOTAL OPTIONS                           ANNUAL RATES OF STOCK
                                               GRANTED TO                              PRICE APPRECIATION
                         NUMBER OF SECURITIES EMPLOYEES IN                             FOR OPTION TERM (4)
                          UNDERLYING OPTIONS   FISCAL YEAR  EXERCISE PRICE EXPIRATION ----------------------
          NAME             GRANTED (#) (1)       (%) (2)      ($/SH) (3)      DATE      5% ($)    10% ($)
          ----           -------------------- ------------- -------------- ---------- ---------- -----------
Dr. Zaki Rakib..........            --              --             --             --          --         --
Shlomo Rakib............            --              --             --             --          --         --
Gary Law................       115,000            8.82%         $1.25       03/25/07    $234,153   $372,850
Linda Palmor............        35,000            2.68%         $1.25       05/05/07    $ 71,264   $113,476
Dennis Picker...........            --              --             --             --          --         --

--------
(1) Options generally vest at a rate 20% on the first anniversary of the vesting commencement date and 1/48th each month thereafter. The term of each option granted is generally the earlier of (i) ten years or (ii) 90 days after termination of the optionee's services to the Company. Options are immediately exercisable; however, the unvested shares purchasable under such options are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares.
(2) Based on an aggregate of 1,304,050 options granted to employees, consultants and directors, including the Named Executive Officers, of the Company during the fiscal year ended December 31, 1997.
(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors after consideration of a number of factors, including, but not limited to, the development life cycle of the Company's products, the Company's financial performance, market conditions, the price and preferred rights and privileges of shares of equity securities sold to or purchased by outside investors, and third-party appraisals.
(4) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Company's Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

AGGREGATE OPTION EXERCISES IN FISCAL 1997 AND DECEMBER 31, 1997 OPTION VALUES

  There were no exercises of options by any Named Executive Officer in the fiscal year ended December 31, 1997.

EMPLOYEE BENEFIT PLANS

  1997 Equity Incentive Plan. The Company's 1997 Equity Incentive Plan (the "1997 Plan") was adopted in March 1997 and amended in December 1997 and June 1998. An aggregate of 3,300,000 shares of Common Stock currently are authorized for issuance under the 1997 Plan. However, each year on January 1, starting with January 1, 1999, the aggregate number of shares of Common Stock that are available for issuance under the 1997 Plan will automatically be increased to that number of shares of Common Stock that is equal to 5% of the Company's outstanding shares of Common Stock on such date.

  The 1997 Plan provides for the grant of incentive stock options, as defined under the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) and non-statutory stock options, restricted stock purchase awards and stock bonuses to employees (including officers and employee directors), directors and consultants of the Company and its affiliates. The 1997 Plan is administered by the Compensation Committee, which determines the recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

  The terms of options granted under the 1997 Plan may not exceed 10 years. The Compensation Committee determines the exercise price of options granted under the 1997 Plan. However, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant, and the exercise price for a non-statutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant. Options granted under the 1997 Plan vest at the rate specified in the option agreement. Generally, the right to exercise 20% of the total number of shares granted vest 12 months after the date of option grant, with the reminder vesting monthly over four years thereafter, such that an option is fully vested on the fifth anniversary of the date of the option grant. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option in the event of the optionee's death or disability. Unless the terms of an optionee's option agreement provide for an earlier termination, in the event of the optionee's cessation of his or her relationship with the Company due to death or disability, the optionee's beneficiary may exercise any vested options up to 18 months and 12 months, respectively, after the date of such cessation. If such optionee's relationship with the Company ceases for any reason other than the optionee's death or disability or termination for cause, the optionee may exercise any vested options during the 30 days following such cessation.

  No incentive stock option (and, prior to the Company's stock being publicly traded, no non-statutory stock option) may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at lease 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of the grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the 1997 Plan and all other stock plans of the Company and its affiliates) may not exceed $100,000. Pursuant to Section 162(m) of the Code, no person may be granted options under the 1997 Plan covering more than 500,000 shares of Common Stock in any calendar year.

  Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the 1997 Plan. The Compensation Committee has the authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Code Section 162(m) limitations set forth above.

  Restricted stock purchase awards granted under the 1997 Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Compensation Committee. Stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.

  If there is any sale of all or substantially all of the Company's assets, any merger or any consolidation in which the Company is not the surviving corporation or a like transaction involving the Company, all outstanding awards under the 1997 Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting of stock awards held by persons still serving the Company or its affiliate will be accelerated and such awards will terminate if not exercised prior to the sale of assets, merger or consolidation.

  As of December 31, 1998, 32,469 shares of Common Stock had been issued upon the exercise of options granted under the 1997 Plan, options to purchase 1,434,633 shares of Common Stock were outstanding and 1,802,898 shares remained available for future grant. The 1997 Plan will terminate in March 2007 unless terminated by the Board before then. As of December 31, 1998, no stock awards or restricted stock had been granted under the 1997 Plan.

  1995 Stock Option Plan. The Company also has a 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan is administered by the Board, unless the Board delegates administration to a committee comprised of members of the Board. Under the 1995 Plan, stock options and awards may be granted to employees, directors and consultants. Only employees may receive incentive stock options; employees, directors and consultants may receive non-statutory stock options and stock awards other than incentive stock options. The exercise price of incentive stock options granted under the 1995 Plan must be at least equal to the fair market value of the Common Stock on the date of grant, while the exercise price of nonstatutory options must equal at least 85% of such market value. Generally, the right to exercise 20% of the total number of shares granted vest 12 months after the date of option grant, with the reminder vesting monthly over four years thereafter, such that an option is fully vested on the fifth anniversary of the date of the option grant. Options and awards granted under the Plan must be exercised within ten years of the date of grant. The other terms of the 1995 Plan are substantially similar to the terms of the 1997 Plan.

  As of December 31, 1998, 348,196 shares had been issued upon the exercise of options under the 1995 Plan, 1,149,975 shares of Common Stock were subject to outstanding options and 58,709 shares remained available for future grant. The 1995 Plan will terminate in March 2005 unless terminated by the Board of Directors before then.

  1998 Non-Employee Directors' Stock Option Plan. In June 1998, the Board adopted the Directors' Plan to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company who are not employees of or consultants to the Company or of any affiliate of the Company (a "Non-Employee Director"). The Directors' Plan is administered by the Board, unless the Board delegates administration to a Committee comprised of members of the Board.

  The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 200,000 shares. Pursuant to the terms of the Directors' Plan, after August 1998, each person who is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the date of his or her initial election or appointment to be a Non-Employee Director by the Board or stockholders of the Company, be granted an option to purchase 30,000 shares of Common Stock. In addition, on the day following each Annual Meeting of Stockholders of the Company ("Annual Meeting"), commencing with the Annual Meeting in 1999, each person who is then serving as a Non-Employee Director automatically shall be granted an option to purchase 12,500 shares of Common Stock, which amount shall be prorated for any Non-Employee Director who has not continuously served as a Non-Employee Director for the 12-month period prior to the date of such Annual Meeting. In addition, on the day following each Annual Meeting, commencing with the Annual Meeting in 1999, each Non-Employee Director who is then serving as a member of a committee of the Board of Directors automatically shall be granted, for each such committee, an option to purchase 3,000 shares of Common Stock of the Company, which amount shall be prorated for any Non-Employee Director who has not continuously served as a member of such committee for the 12-month period prior to the date of such Annual Meeting.

  The exercise price of the options granted under the Directors' Plan will be equal to the fair market value of the Common Stock on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of 10 years from the date it was granted. Options granted under the Directors' Plan vest and become exercisable as to 33% of the shares on the first anniversary of the date of grant and 1/36th of the shares monthly thereafter. Options granted under the Directors' Plan generally are non-transferable. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with the Company or any affiliate (whether as a Non-Employee Director of the Company or subsequently as an employee, director or consultant of either the Company or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (3 months generally, 12 months in the event of disability and 18 months in the event of death).

  In the event of certain changes in control of the Company, all outstanding awards under the Directors' Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting and time during which such options may be exercised shall be accelerated prior to such event and the options will terminate if not exercised after such acceleration and at or prior to such event. Unless terminated sooner by the Board of Directors, the Directors' Plan will terminate in June 2008.

  1998 Employee Stock Purchase Plan. In June 1998, the Company's Board of Directors approved the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 700,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

  Under the Purchase Plan, employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board of Directors and are employed at least 20 hours per week and five months per year. Employees who participate in an offering will have the right to purchase up to the number of shares of Common Stock purchasable with a percentage designated by the Board of Directors, up to 15%, of an employee's earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board of Directors, to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

  In the event of certain changes in control of the Company, the Company and the Board of Directors have discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right will be substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's discretion or when all of the shares reserved for issuance under the Purchase Plan have been issued.

  As of December 31, 1998, 93 employees have the right to purchase shares of Common Stock under the Purchase Plan.

  401(k) Plan. The Company maintains the Terayon Corporation 401(k) Retirement Plan (the "401(k) Plan") for eligible employees ("Participants"). A Participant may contribute up to 15% of his or her total annual compensation to the 401(k) Plan, or up to a statutorily prescribed annual limit, if less. The annual limit for 1998 was $10,000. Each Participant is fully vested in his or her deferred salary contributions. Participant contributions are held and invested by the 401(k) Plan's trustee. The Company may make discretionary contributions as a percentage of Participant contributions, subject to established limits. To date, the Company has not made any contributions to the 401(k) Plan on behalf of the Participants. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

EMPLOYMENT AGREEMENTS

  In February 1993, the Company entered into an employment agreement with Shlomo Rakib to serve as President and Chairman of the Board of Directors. The employment agreement is for a specified duration of seven years, but it is terminable at will or without cause at any time upon written notice. In February 1993, the Company also entered into an employment agreement with Zaki Rakib to serve as Chief Executive Officer and Chief Financial Officer. The employment agreement is not for a specified term and is terminable at will or without cause at any time upon written notice. Both employment agreements further provide that the Company's Board of Directors will set each executive's salary in accordance with the payroll policies of the Company as constituted from time to time.

                              CERTAIN TRANSACTIONS

  In February 1993, the Company entered into an employment agreement with Zaki Rakib, the Company's Chief Executive Officer and a director of the Company. Dr. Rakib is the brother of Shlomo Rakib, the Company's Chairman of the Board, President and Chief Technical Officer. See "Management -- Employment Agreements."

  In February 1993, the Company also entered into an employment agreement with Shlomo Rakib, the Company's Chairman of the Board, President and Chief Technical Officer. Mr. Rakib is the brother of Zaki Rakib, the Company's Chief Executive Officer and a director of the Company. See "Management --Employment Agreements."

  In March 1996, the Company loaned Shlomo Rakib, the Company's Chairman of the Board, President and Chief Technical Officer, $100,000 pursuant to an interest-free promissory note, with the principal amount due in March 2001. The purpose of the loan was to permit Mr. Rakib to purchase a residence. Pursuant to its terms the note accelerated upon the completion of the Company's initial public offering. In October 1998, the Board approved an extension of the repayment of such note until August 1999. The note is secured by 20,000 shares of Common Stock held by Mr. Rakib.

  In the nine months ended September 30, 1998, the Company sold products to Shaw for an aggregate of approximately $6.0 million. In addition, in April 1998, the Company issued Shaw a warrant ("Common Stock Warrant") to purchase 3,000,000 shares of Common Stock at an exercise price of $6.50 per share in connection with the issuance of 384,615 shares of Series F convertible preferred stock. The exercise price of the Common Stock Warrant is equal to the fair market value of the Company's Common Stock at the time the Common Stock Warrant was granted, as determined by the Company's Board of Directors. The Common Stock Warrant is exercisable by Shaw at any time prior to December 31, 2003. In addition, the Company issued to Shaw a warrant ("Anti-Dilution Warrant") to purchase an indeterminate number of shares of Common Stock for an aggregate price of $1.00. The Anti-Dilution Warrant is exercisable from time to time when the Company issues certain new equity securities until the date upon which Shaw ceases to own shares of the Company's Common Stock. As of December 31, 1998, Shaw had the right to receive 19,191 shares pursuant to the Anti-Dilution Warrant. Michael D'Avella, a director of the Company, is the Senior Vice President of Planning for Shaw.

  The Company has granted options to certain of its directors and executive officers. See "Management -- Director Compensation."

  In July 1998, the Company entered into indemnification agreements with its directors and executive officers for the indemnification of and advancement of expenses to such persons to the full extent permitted by law. The Company also intends to execute such agreements with its future directors and executive officers. See "Management -- Limitation on Directors' and Officers' Liability."

  The Company believes that the terms of the transactions described above were no less favorable to the Company than would have been obtained from an unaffiliated third party. Any future transactions between the Company and any of its officers, directors or principal stockholders will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the Board of Directors.

  Certain holders of Common Stock are entitled to certain registration rights with respect to such Common Stock. See "Description of Capital Stock --
 Registration Rights."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by (i) each of the Company's Named Executive Officers, (ii) each of the Company's directors, (iii) each stockholder who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (iv) each stockholder of the Company who is selling shares of Common Stock in this offering ("Selling Stockholders") and (v) all current directors and executive officers as a group.

                          SHARES BENEFICIALLY              SHARES BENEFICIALLY
                           OWNED PRIOR TO THE                OWNED AFTER THE
                              OFFERING (1)                     OFFERING (1)
                          -------------------              -------------------
                                                  NUMBER
                                                 OF SHARES
                                                   BEING
BENEFICIAL OWNER            NUMBER     PERCENT    OFFERED    NUMBER     PERCENT
----------------            ------     -------   ---------   ------     -------
Shaw Communications Inc.
 (2)....................     3,596,114    18.5%   200,000     3,396,114    15.0%
 630 Third Avenue S.W.
 Suite 900
 Calgary, Alberta T2P
 4L4
Dr. Zaki Rakib (3)......     2,000,000   12.2%    223,047     1,776,953     9.0%
Shlomo Rakib (3)........     2,000,000    12.2%   223,047     1,776,953     9.0%
Entities associated with
 Weiss, Peck &
 Greer (4)..............     1,461,300     8.9%   219,195     1,242,105     6.3%
 555 California Street,
 Suite 3130
 San Francisco,
 California 94104
Entities associated with
 Sequoia Capital (5)....     1,431,974     8.7%   214,796     1,217,178     6.2%
 3000 Sand Hill Road
 Suite 280, Building 4
 Menlo Park, California
 94025
Entities associated with
 Walden Ventures (6)....       714,528     4.4%   107,179       607,349     3.1%
Sierra Ventures V,
 L.P....................       405,568     2.5%    60,835       344,733     1.8%
Michael D'Avella
 (2)(7).................     3,632,114    18.6%         0     3,432,114    15.1%
Christopher J. Schaepe
 (4)....................     1,461,300     8.9%         0     1,242,105     6.3%
Mark Stevens (5)(8).....     1,440,260     8.8%     1,875     1,223,589     6.2%
Lewis Solomon (9).......        90,000       *     10,000        80,000       *
Gary Law (10)...........       120,000       *          0       120,000       *
Linda Palmor (11).......        90,000       *          0        90,000       *
Dennis Picker (12)......       240,000     1.4%    31,999       208,001     1.0%
All directors and
 executive officers as a
 group (7 persons)
 (13)...................    10,863,674    62.7%        --    10,373,706    47.2%
Other selling
 stockholders...........            --      --    208,027            --      --

--------
  *  Less than 1%.

 (1) Percentage of beneficial ownership is based on 16,423,196 shares of Common Stock outstanding as of December 31, 1998.

 (2) Shares beneficially owned includes 3,019,191 shares issuable pursuant to warrants exercisable within 60 days of December 31, 1998. Shaw may sell up to an additional 50,000 shares if the Underwriters' over-allotment option is exercised.

 (3) The address for Messrs. Rakib is c/o Terayon Communication Systems, Inc., 2952 Bunker Hill Lane, Santa Clara, CA 95054. Messrs. Rakib may sell up to an additional 76,953 shares each if the Underwriters' over-allotment option is exercised.

 (4) Shares beneficially owned includes 797,870 shares held by WPG Enterprise Fund II, L.P. 8,600 of which are subject to a right of repurchase and 663,430 shares held by Weiss, Peck & Greer Venture

     Associates III, L.P. 7,151 of which are subject to a right of repurchase. Christopher J. Schaepe, a director of the Company, is a General Partner of WPG Venture Partners III, L.P., a general partner of the entities associated with Weiss, Peck & Greer. Mr. Schaepe may be deemed to have a voting and investment power over the shares held by the entities associated with Weiss, Peck & Greer. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (5) Shares beneficially owned includes (i) 1,302,483 shares held by Sequoia Capital VI; (ii) 71,565 shares held by Sequoia Technology Partners VI;
     (iii) 53,431 shares held by Sequoia XXIV; (iv) 2,296 shares held by Sequoia 1995; (v) 792 shares held by Sequoia 1997; and (vi) 1,407 shares held by SQP 1997. Mark Stevens, a director of the Company, is a General Partner of the entities associated with Sequoia Capital. Mr. Stevens may be deemed to have a voting and investment power over the shares held by the entities associated with Sequoia Capital. He disclaims beneficial ownership of all shares held by Sequoia except to the extent of his pecuniary interest therein.

 (6) Shares beneficially owned includes (i) 333,430 shares held by Walden Israel Ventures, L.P.; (ii) 333,430 shares held by Walden SBIC, L.P.; and
     (iii) 47,668 shares held by Walden Technology Ventures II, L.P.

 (7) Shares beneficially owned includes 3,596,114 shares held by Shaw Communications Inc. Mr. D'Avella, a director of the Company, is the Senior Vice President, Planning for Shaw. Also includes 33,750 shares issuable upon the early exercise of options vesting through April 2001.
     Mr. D'Avella may be deemed to have a voting and investment power over the shares held by Shaw. He disclaims beneficial ownership as to all shares held by Shaw.

 (8) Shares beneficially owned includes 11,250 shares subject to repurchase by the Company within 60 days of December 31, 1998.

 (9) Shares beneficially owned includes 20,000 shares issuable upon the early exercise of options vesting through May 2000, 8,333 of which will be fully vested and no longer subject to repurchase within 60 days of December 31, 1998.

(10) Shares beneficially owned includes 120,000 shares issuable upon the early exercise of options vesting through May 2003, 44,083, of which will be fully vested and no longer subject to repurchase within 60 days of December 31, 1998.

(11) Shares beneficially owned includes 90,000 shares issuable upon the early exercise of options vesting through May 2003, 33,250 of which will be fully vested and no longer subject to repurchase within 60 days of December 31, 1998.

(12) Shares beneficially owned includes 240,000 shares issuable upon the early exercise of options vesting through May 2003, 110,000 of which will be fully vested and no longer subject to repurchase within 60 days of December 31, 1998.

(13) Shares beneficially owned includes (i) 293,750 shares issuable upon the early exercise of options vesting through May 2003, 162,416 of which will be fully vested and no longer subject to repurchase within 60 days of December 31, 1998 and (ii) 3,019,191 shares issuable pursuant to warrants exercisable within 60 days of December 31, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share ("Preferred Stock").

COMMON STOCK

  As of December 31, 1998, there were 16,423,196 shares of Common Stock outstanding held of record by 130 stockholders.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

  Pursuant to the Restated Certificate, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay, defer or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting and other rights of the holders of Common Stock. No shares of Preferred Stock currently are outstanding and the Company has no current plans to issue any shares of the Preferred Stock.

WARRANTS

  In April 1998, the Company issued to Shaw the Common Stock Warrant, which gives Shaw the right to purchase 3,000,000 shares of Common Stock at an exercise price of $6.50 per share. The Common Stock Warrant is exercisable by Shaw at any time prior to December 31, 2003. In addition, the Company issued to Shaw the Anti-Dilution Warrant, which gives Shaw the right to purchase an indeterminate number of shares of Common Stock for an aggregate price of $1.00. The Anti-Dilution Warrant is exercisable from time to time when the Company issues certain new equity securities until the date upon which Shaw ceases to own shares of the Company's Common Stock. As of December 31, 1998, Shaw had the right to receive 19,191 shares pursuant to the Anti-Dilution Warrant.

REGISTRATION RIGHTS

  Pursuant to an agreement between the Company and the holders (or their permitted transferees) of approximately 11,854,281 shares of Common Stock ("Holders"), the Holders are entitled to certain rights with respect to registration of such shares for sale in the public market. The Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register its Common Stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled at the Company's expense to include such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration or exclude such shares entirely. In addition, certain of the Holders may require the Company, at the Company's expense, on no more than six occasions, to file a registration statement under the Securities Act with respect to their shares of Common Stock. Such rights may not be exercised until February 14, 1999. Further, certain Holders may require the Company at the Company's expense on no more than four occasions, to register all or portion of their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Such rights expire in August 2005.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CHARTER DOCUMENTS AND DELAWARE LAW

  Charter Documents

  The Restated Certificate and Restated Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. First, the Restated Certificate provides that all stockholder action upon completion of this offering must be effected at a duly called meeting of holders and not by a consent in writing. Second, the Restated Bylaws provide that special meetings of the holders may be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer or (iii) Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Third, the Certificate and the Bylaws provide for a classified Board of Directors. The Certificate includes a provision requiring cumulative voting for directors only if required by applicable California law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. As a result of the provisions of the Certificate and applicable California and Delaware law, at any annual meeting whereby the Company had at least 800 stockholders as of the end of the fiscal year prior to the record date for such annual meeting, stockholders will not be able to cumulate votes for directors. Finally, the Restated Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of the Restated Certificate and Restated Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of the Company. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Some Anti-Takeover Provisions May Affect the Price of Our Common Stock."

  Delaware Takeover Statute

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation, such as the Company shall become upon completion of this offering, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction pursuant to which the person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

  Boston Equiserve is the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of this offering, the Company will have outstanding 18,173,196 shares of Common Stock, based on the number of shares of Common Stock outstanding as of December 31, 1998, assuming the issuance by the Company of an aggregate of 1,750,000 shares of Common Stock and no exercise of outstanding options, warrants or other obligations in connection with this offering. The 3,250,000 shares sold in this offering will be freely tradable without restriction under the Securities Act. Of the shares outstanding upon completion of the offering, 11,310,365 shares of Common Stock held by existing stockholders are restricted securities in that they may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act or Rules 144, 144(k) or 701 or Regulation S as promulgated under the Securities Act. Holders, including all officers and directors, of 9,889,924 shares of the Company's Common Stock and an additional 5,701,425 shares issuable upon exercise of warrants and options have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or to enter into any swap or similar arrangement that transfers, in whole or in part, the economic risks of ownership of the Common Stock, without the prior written consent of BT Alex. Brown Incorporated, until February 14, 1999, and holders of 10,470,409 shares of the Company's Common Stock and an additional 3,629,032 shares issuable upon exercise of warrants and vested options have agreed to the same sale restrictions for a period of 90 days after the date of this Prospectus (the "Lock-Up Agreements"). As a result of such contractual restrictions and the provisions of Rule 144 or Regulation S, additional shares will be available for sale in the public market, subject to presentation of evidence satisfactory to the Company, including an opinion of counsel acceptable to the Company, that such sales may be made without registration pursuant to the Securities Act as follows: (i) 268,297 shares of Common Stock currently outstanding will be eligible for sale as of the date of this Prospectus; (ii) 490,785 shares of Common Stock currently outstanding and 169,414 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale on February 14, 1999; (iii) 10,470,409 shares of Common Stock currently outstanding and 609,841 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale 91 days after the date of this Prospectus; and (iv) the remainder of the restricted securities will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

  In general, under Rule 144 as currently in effect, beginning 90 days after the Company's initial public offering, any holder, including an affiliate of the Company, of restricted securities as to which at least one year has elapsed since the later of the date of the holder's acquisition of such shares from the Company or from an affiliate, would be entitled within any three-month period to sell a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 181,732 shares immediately after the closing of this offering) or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who beneficially owns restricted securities is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of that rule.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the

Company by its employees, directors, officers, consultants or advisers prior to the closing of the Company's initial public offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company before the initial public offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of the Company's initial public offering (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

  The Company has filed a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the 1995 Stock Option Plan, 1997 Equity Incentive Plan, 1998 Non-Employee Directors Plan, 1998 Non-Employee Stock Purchase Plan and Non-Plan options. See "Management--Employee Benefit Plans." Accordingly, shares registered under such registration statement are, subject to limitations applicable to affiliates of the Company, available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or other contractual lock-up restrictions. As of December 31, 1998, an aggregate of 96,373 shares of Common Stock had been issued upon exercise of options under the Company's option plans subsequent to the Company's initial public offering, and options to purchase 2,682,234 additional shares of Common Stock were issued and outstanding. See "Management--Employee Benefit Plans."

  There can be no assurance that an active public market for the Common Stock will continue after this offering or that the market price of the Common Stock will not decline below the public offering price. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. As described above, only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, Hambrecht & Quist LLC, Lehman Brothers Inc. and Salomon Smith Barney Inc., have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock at the assumed public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   BT Alex. Brown Incorporated........................................
   Hambrecht & Quist LLC..............................................
   Lehman Brothers Inc................................................
   Salomon Smith Barney Inc. .........................................
                                                                       ---------
     Total............................................................ 3,250,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

  The Company and the Selling Stockholders have been advised by Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus
and to certain dealers at such price less a concession not in excess of $   per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $   per share to certain other dealers. After the public
offering of the shares, the offering price and other selling terms may be changed by the Representatives.

  Certain Selling Stockholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 487,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the above table bears to the total number of shares of Common Stock offered hereby, and certain Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,250,000 shares are being offered.

  The following table summarizes the compensation to be paid to the Underwriters by the Company and the Selling Stockholders, and the expenses payable by the Company and the Selling Stockholders.

                                                              TOTAL
                                                  -----------------------------
                                                     WITHOUT          WITH
                                        PER SHARE OVER-ALLOTMENT OVER-ALLOTMENT
                                        --------- -------------- --------------
Underwriting Discounts and Commissions
 paid by the Company..................   $         $              $
Underwriting Discounts and Commissions
 paid by Selling Stockholders.........   $         $              $

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company's officers, directors and certain stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. Such consent may be given at any time without any public notice. The Company has entered into a similar agreement, except that it may issue, and grant option or warrants to purchase, shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, pursuant to the exercise of outstanding options and warrants and the Company's issuance of options and stock granted under the existing stock purchase plans.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions and the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. During the business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm orders to any account over which they exercise discretionary authority.

  The Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $700,000.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward llp ("Cooley Godward"), San Francisco, California. Certain legal matters related to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain partners and associates of Cooley Godward own through an investment partnership an aggregate of 36,668 shares of Common Stock of the Company.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in our Prospectus and Registration Statement, as set forth in their report, which is included in our Prospectus and Registration Statement, and are included in reliance on their report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission ("Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

  The Company intends to furnish to its stockholders annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited interim financial information for each of the first three fiscal quarters of each fiscal year of the Company.

                          GLOSSARY OF TECHNICAL TERMS

 10BASET.....................  Ethernet standard that applies to the physical layer of the OSI Reference Model for 10 Mbps
                               Ethernet over two pairs of category 3, 4 or 5
                               Unshielded Twisted Pair (UTP) wire.
 100BASET....................  An extension to the 10BaseT Ethernet network access method which operates at 100 Mbps.
 56 KBPS.....................  Equivalent to a single high speed telephone service line, capable of transmitting one voice
                               call or 56 Kbps of data.
 ADSL........................  Asymmetric Digital Subscriber Line. A high speed technology that enables the transfer of data
                               over existing copper line.
 ANALOG......................  A form of transmission employing a continuous electrical signal (rather than a pulsed or
                               digital system) that varies in frequency and
                               amplitude.
 ASIC........................  Application specific integrated circuit.
 ASYNCHRONOUS................  A form of concurrent input and output communication transmission with no timing
                               relationship between the two signals. Slower-
                               speed asynchronous transmission requires start
                               and stop bits to avoid a dependency on timing
                               clocks (10 bits to send an 8-bit byte).
 ATM.........................  Asynchronous Transfer Mode. A fixed length 53-
                               byte packet-based transmission technology that
                               may be used to transmit data, voice and video
                               traffic; ATM utilizes cell switching.
 BANDWIDTH...................  A range of signal frequencies, measured in cycles per second or Hertz (Hz). Also refers to
                               the speed at which data is transmitted, measured
                               in bits per second (bps).
 BROADBAND ACCESS............  A transmission that has a bandwidth greater than a voice-grade line of 3KHz, usually at
                               transmission speeds of greater than 1.5 Mbps
                               (T-1).
 CBR.........................  Constant bit rate. A Quality of Service class specified when service is initiated.
 CDMA........................  Code Division Multiple Access. An information transmission technology that transmits
                               information from multiple sources across a fixed
                               frequency band by encoding each in a unique
                               transmission code.
 COAXIAL CABLE...............  A large capacity data transmission medium consisting of insulated wires grouped together
                               inside an insulated cable. Used for broadband
                               communications networks and cable TV.
 DAVLC.......................  Digital Audio Video Interactive Council. A
                               European standards setting committee.
 DBS.........................  Direct Broadcast Satellite. A broadband communications technology that broadcasts
                               digital television programming from satellites
                               directly to end-user dish antennas.

 DOCSIS......................  Data Over Cable Service Interface Specification.
                               The cable modem specifications set by the MCNS
                               group of North American cable operators.
 DOWNSTREAM..................  The data path from service provider to end user.
 DSL.........................  Digital Subscriber Line. Point-to-point public network access technologies that allow multiple
                               forms of data, voice and video to be carried
                               over twisted-pair copper wire on the local loop
                               between a network service provider's central
                               office and the customer site at limited
                               distances.
 FCC.........................  Federal Communications Commission.
 FDMA........................  Frequency Division Multiple Access. A
                               transmission technology that multiplexes
                               information from multiple sources onto discrete
                               carrier frequencies over fixed time intervals.
 FREQUENCY...................  The number of identical cycles per second, measured in hertz, of a periodic oscillation or
                               wave in radio propagation.
 HDSL........................  High Bit Rate Digital Subscriber Line. A
                               technology that enables high speed transmission
                               of data over copper wires.
 HEADEND.....................  The central distribution point in a cable system. Typically serves tens to hundreds of
                               thousands of homes.
 HERTZ OR HZ.................  Cycles per second.
 HFC.........................  Hybrid Fiber/Coax. Upgraded cable plant, which uses a combination of fiber optic cable in the
                               backbone and coaxial cable in the subscriber
                               feeder plant.
 HOMES PASSED................  Homes physically passed by a cable network.
 IEEE........................  Institute of Electrical and Electronics
                               Engineers, Inc.
 ISDN........................  Integrated Services Digital Network. An
                               internationally accepted standard for voice,
                               data and signaling that makes all transmission
                               circuits end-to-end digital and defines a
                               standard out-of-band signaling system.
 KBPS........................  Kilobits per second. Thousand bits per second.
 LMDS........................  Local Multipoint Distribution Service. A
                               broadband wireless communications network that
                               uses millimeter wave frequencies around 28 to 38
                               GHz to transmit video and data to residences
                               over a cellular-like network at distances under
                               a few miles.
 MBPS........................  Megabits per second. Millions of bits per second.
 MCNS........................  Multimedia Cable Network System. Industry
                               consortium that defines the technical
                               requirement for interoperability of high speed
                               cable modem and headend equipment.

 MHZ.........................  Megahertz. Millions of cycles per second.
 MMDS........................  Multichannel Multipoint Distribution Service. A
                               broadband wireless communications network that
                               uses microwave frequencies around 2.5 GHz to
                               transmit video to residences at distances up to
                               tens of miles.
 OC-3........................  A specification of transmission of data over optical cable at 155 megabits per second.
 QAM.........................  Quadrature Amplitude Modulation. A digital modulation technique commonly used in broadband
                               networks.
 RF..........................  Radio Frequency. The range of electro-magnetic frequencies above the audio range and below
                               visible light.
 RF MODULATION...............  The transmission of a signal through a carrier frequency.
 S-CDMA......................  Sychronous Code Division Multiple Access. An
                               enhancement of CDMA that synchronizes multiple
                               subscriber end-stations to the headend receiver
                               unit to achieve high channel capacity.
 SNR.........................  Signal-to-noise ratio.
 SYNCHRONOUS.................  A form of communication transmission with a direct timing relationship between input and
                               output signals. The transmitter and receiver are
                               in sync and signals are sent at a fixed rate.
                               Information is sent in multibyte packets.
 TDMA........................  Time Division Multiple Access. An information transmission technology that multiplexes
                               information from multiple sources onto a single
                               frequency carrier signal over discrete time
                               intervals.
 UBR.........................  Unspecified Bit Rate. A Quality of Service class that provides no guarantee of a fixed data rate,
                               or bandwidth to the user. Bandwidth is provided
                               on a best effort basis.
 UL..........................  Underwriter's Laboratory. A United States
                               regulatory body responsible for certification of
                               safety standards.
 UPSTREAM....................  The data path from the end user to the service provider.
 XDSL........................  Other Digital Subscriber Line. Generic
                               representation of entire family of Digital
                               Subscriber Line technology spanning data rates
                               from 128 Kbps to 52 Mbps depending on the
                               distance between the central office and the
                               subscriber.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
   Report of Ernst & Young LLP, Independent Auditors..................... F-2
   Consolidated Balance Sheets........................................... F-3
   Consolidated Statements of Operations................................. F-4
   Consolidated Statements of Stockholders' Equity (Net Capital
    Deficiency).......................................................... F-5
   Consolidated Statements of Cash Flows................................. F-7
   Notes to Consolidated Financial Statements............................ F-9

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Terayon Communication Systems, Inc.

  We have audited the accompanying consolidated balance sheets of Terayon Communication Systems, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Terayon Communication Systems, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

San Jose, California
February 6, 1998,
except for Note 14, as to which
 the date is July 8, 1998

                      TERAYON COMMUNICATION SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                DECEMBER 31,
                                              ------------------  SEPTEMBER 30,
                                                1996      1997        1998
                                              --------  --------  -------------
                                                                   (UNAUDITED)
                   ASSETS
Current assets:
  Cash and cash equivalents.................. $  8,356  $  1,569    $ 29,636
  Short-term investments.....................    4,508       418       2,948
  Accounts receivable, less allowance for
   doubtful accounts of $20 in 1997 and $464
   in 1998...................................       --       574       1,629
  Accounts receivable from related parties...       --       362       3,057
  Inventory..................................       --     1,322       5,833
  Other current assets.......................      299       690       1,850
                                              --------  --------    --------
Total current assets.........................   13,163     4,935      44,953
Property and equipment, net..................    2,572     3,615       3,349
Officer note receivable......................      100       100         100
Other assets.................................      143       128         128
                                              --------  --------    --------
Total assets................................. $ 15,978  $  8,778    $ 48,530
                                              ========  ========    ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
           (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable........................... $    682  $  2,232    $  9,875
  Accrued payroll and related expenses.......      570     1,052       1,717
  Other accrued liabilities..................      450     1,526       3,587
  Advance from related party.................       --     2,000          --
  Deferred revenue...........................      425        95          --
  Current portion of long-term debt..........      917     2,812          --
  Current portion of capital lease
   obligations...............................      148        65          43
                                              --------  --------    --------
    Total current liabilities................    3,192     9,782      15,222
Long-term debt...............................    1,150        --          --
Long-term portion of capital lease
 obligations.................................      105        44          12
Deferred rent................................      102       126         130
Other noncurrent liabilities.................       24        --          --
Commitments and contingencies
Redeemable common stock, $.001 par value:
  Authorized shares--included in common stock
   authorized
  Issued and outstanding shares--10,000 in
   1997 and none in 1998.....................       --        13          --
  Redeemable common stockholder's note
   receivable................................       --       (13)         --
                                              --------  --------    --------
    Total redeemable common stock............       --        --          --
Stockholders' equity (net capital
 deficiency):
  Preferred stock, $.001 par value:
  Authorized shares--5,000,000
  Issued and outstanding shares--none........       --        --          --
  Convertible preferred stock, $.001 par
   value:
  Authorized shares--10,399,097 in 1997 and
   none in 1998
  Issued and outstanding shares--6,322,174 in
   1996, 7,131,161 in 1997 and none in 1998..   25,989    35,807          --
  Common stock, $.001 par value:
  Authorized shares--30,000,000
  Issued and outstanding shares--4,138,799 in
   1996, 4,620,447 in 1997 and 16,372,598 in
   1998......................................       90       458          16
  Additional paid in capital.................       --        --     113,907
  Accumulated deficit........................  (14,614)  (37,163)    (78,906)
  Deferred compensation......................       --      (216)     (1,829)
  Stockholders' notes receivable.............      (60)      (60)        (22)
                                              --------  --------    --------
    Total stockholders' equity (net capital
     deficiency).............................   11,405    (1,174)     33,166
                                              --------  --------    --------
    Total liabilities and stockholders'
     equity (net capital deficiency)......... $ 15,978  $  8,778    $ 48,530
                                              ========  ========    ========

                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             NINE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                ---------------------------  ------------------
                                 1995      1996      1997      1997      1998
                                -------  --------  --------  --------  --------
                                                                (UNAUDITED)
REVENUES:
  Product revenues............  $   --   $    --   $  1,021  $    671  $ 10,131
  Related party product
   revenues...................      --        --        617        84     8,645
  Contract consulting and
   technology development
   revenues...................      --        --        480       --        --
                                -------  --------  --------  --------  --------
    Total revenues............      --        --      2,118       755    18,776
COST OF GOODS SOLD:
  Cost of product revenues....      --        --      3,904     2,120    14,196
  Cost of related party
   product revenues...........      --        --      2,558       123     7,827
  Cost of contract consulting
   and technology development
   revenues...................      676       --        --        --        --
                                -------  --------  --------  --------  --------
    Total cost of goods sold..      676       --      6,462     2,243    22,023
                                -------  --------  --------  --------  --------
GROSS LOSS ...................     (676)      --    (4,344)    (1,488)   (3,247)
OPERATING EXPENSES:
  Research and development....    2,028     8,020    11,319     8,581     7,702
  Sales and marketing.........      205     1,141     4,468     2,715     4,815
  General and administrative..      825     1,789     2,546     1,715     2,095
                                -------  --------  --------  --------  --------
    Total operating expenses..    3,058    10,950    18,333    13,011    14,612
                                -------  --------  --------  --------  --------
Loss from operations..........   (3,734)  (10,950)  (22,677)  (14,499)  (17,859)
Interest income...............      110       393       396       305       381
Interest expense..............      (42)     (140)     (268)     (175)     (355)
                                -------  --------  --------  --------  --------
Net loss......................   (3,666)  (10,697)  (22,549)  (14,369)  (17,833)
Series F convertible preferred
 stock dividend (Note 9)......      --        --        --        --    (23,910)
                                -------  --------  --------  --------  --------
Net loss applicable to common
 stockholders.................  $(3,666) $(10,697) $(22,549) $(14,369) $(41,743)
                                =======  ========  ========  ========  ========
Historical basic and diluted
 net loss per share applicable
 to common stockholders.......  $ (1.02) $  (2.64) $  (5.26) $  (3.39) $  (6.39)
                                =======  ========  ========  ========  ========
Shares used in computing
 historical basic and diluted
 net loss per share applicable
 to common stockholders.......    3,589     4,054     4,289     4,235     6,530
                                =======  ========  ========  ========  ========
Pro forma basic and diluted
 net loss per share applicable
 to common stockholders.......                     $  (2.07)           $  (3.21)
                                                   ========            ========
Shares used in computing pro
 forma basic and diluted net
 loss per share applicable to
 common stockholders..........                       10,873              12,991
                                                   ========            ========


                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                        TOTAL
                            CONVERTIBLE                      ADDI-                                  STOCKHOLDERS'
                          PREFERRED STOCK    COMMON STOCK   TIONAL  ACCUMU-  DEFERRED STOCKHOLDERS'    EQUITY
                          ---------------- ---------------- PAID IN  LATED   COMPEN-      NOTES     (NET CAPITAL
                           SHARES   AMOUNT  SHARES   AMOUNT CAPITAL DEFICIT   SATION   RECEIVABLE    DEFICIENCY)
                          --------- ------ --------- ------ ------- -------  -------- ------------- -------------
BALANCE AT DECEMBER 31,
 1994...................         -- $   -- 2,000,000 $   62    --   $  (251)   $ --       $(13)        $  (202)
Exercise of option to
 purchase common stock..         --     -- 2,000,000     --    --        --      --         --              --
Net cash proceeds from
 issuance of Series A
 preferred stock........  4,077,093  3,853        --     --    --        --      --         --           3,853
Issuance of Series A
 preferred stock for
 notes receivable.......     85,000     81        --     --    --        --      --        (81)             --
Net cash proceeds from
 issuance of Series B
 preferred stock........    896,834  7,970        --     --    --        --      --         --           7,970
Net loss applicable to
 common stockholders and
 comprehensive net loss
 applicable to common
 stockholders...........         --     --        --     --    --    (3,666)     --         --          (3,666)
                          --------- ------ --------- ------   ---   -------    ----       ----         -------
BALANCE AT DECEMBER 31,
 1995...................  5,058,927 11,904 4,000,000     62    --    (3,917)     --        (94)          7,955
Net cash proceeds from
 issuance of Series B-1
 preferred stock........    448,417  3,957        --     --    --        --      --         --           3,957
Cash proceeds from
 payment on a
 shareholder note
 receivable.............         --     --        --     --    --        --      --         34              34
Exercise of options for
 cash to purchase common
 stock..................         --     --   106,219     11    --        --      --         --              11
Issuance of common stock
 for consulting
 services...............         --     --    32,580     17    --        --      --         --              17
Net cash proceeds from
 issuance of Series C
 preferred stock........    814,830 10,128        --     --    --        --      --         --          10,128
Net loss applicable to
 common stockholders and
 comprehensive net loss
 applicable to common
 stockholders...........         --     --        --     --    --   (10,697)     --         --         (10,697)
                          --------- ------ --------- ------   ---   -------    ----       ----         -------
BALANCE AT DECEMBER 31,
 1996...................  6,322,174 25,989 4,138,799     90    --   (14,614)     --        (60)         11,405
Exercise of options for
 cash to purchase common
 stock..................         --     --   481,648    140    --        --      --         --             140
Net cash proceeds from
 issuance of Series D
 preferred stock........    808,987  9,818        --     --    --        --      --         --           9,818
Unearned compensation
 related to stock
 options................         --     --        --    228    --        --    (228)        --              --
Amortization of unearned
 compensation...........         --     --        --     --    --        --      12         --              12
Net loss applicable to
 common stockholders and
 comprehensive net loss
 applicable to common
 stockholders...........         --     --        --     --    --   (22,549)     --         --         (22,549)
                          --------- ------ --------- ------   ---   -------    ----       ----         -------
BALANCE AT DECEMBER 31,
 1997...................  7,131,161 35,807 4,620,447    458    --   (37,163)   (216)       (60)         (1,174)
Net cash proceeds from
 issuance of Series D
 preferred stock
 (unaudited)............    114,089  1,454        --     --    --        --      --         --           1,454
Conversion of advance
 from related party to
 Series D preferred
 stock (unaudited)......    153,846  2,000        --     --    --        --      --         --           2,000
Net cash proceeds from
 issuance of Series F
 preferred stock and a
 warrant (unaudited)....    384,615    844        --  4,089    --        --      --         --           4,933
Dividends on Series F
 convertible preferred
 stock (unaudited)......         --     --        -- 23,910    --        --      --         --          23,910
Value of preferred stock
 warrant issued to
 Series D preferred
 stockholder
 (unaudited)............         --     19        --     --    --        --      --         --              19
Exercise of options for
 cash to purchase common
 stock (unaudited)......         --     --   205,276     56    --        --      --         --              56
Exercise of option for
 note receivable to
 purchase common stock
 (unaudited)............         --     --    24,375      9    --        --      --         (9)             --
Value of common stock
 warrant (unaudited)....         --     --        --     35    --        --      --         --              35

                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)--
                                  (CONTINUED)

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                TOTAL
                          CONVERTIBLE                             ADDI-                                     STOCKHOLDERS'
                        PREFERRED STOCK        COMMON STOCK       TIONAL  ACCUMU-   DEFERRED  STOCKHOLDERS'    EQUITY
                      --------------------  -------------------  PAID IN   LATED    COMPEN-       NOTES     (NET CAPITAL
                        SHARES     AMOUNT     SHARES    AMOUNT   CAPITAL  DEFICIT    SATION    RECEIVABLE    DEFICIENCY)
                      ----------  --------  ---------- --------  -------- --------  --------  ------------- -------------
Cash proceeds from
 payment on a
 stockholder note
 receivable
 (unaudited)........          --  $     --          -- $     --  $     -- $     --  $    --       $ 47        $     47
Unearned
 compensation
 related to stock
 options
 (unaudited)........          --        --          --    1,849        --       --   (1,849)        --              --
Amortization of
 unearned
 compensation
 related to stock
 options
 (unaudited)........          --        --          --       --        --       --      236         --             236
Transfer to
 additional paid in
 capital as a result
 of reincorporation
 (unaudited)........          --   (40,116)         --  (30,401)   70,517       --       --         --              --
Conversion of
 preferred stock
 into common stock
 upon the initial
 public offering
 (unaudited)........  (7,783,711)       (8)  7,783,711        8        --       --       --         --              --
Issuance of common
 stock in connection
 with the initial
 public offering,
 net of issuance
 costs (unaudited)..          --        --   3,000,000        3    35,141       --       --         --          35,144
Conversion of
 redeemable
 preferred stock to
 common stock upon
 the initial public
 offering
 (unaudited)........          --        --     576,924       --     7,500       --       --         --           7,500
Conversion of
 redeemable common
 stock upon the
 initial public
 offering
 (unaudited)........          --        --      10,000       --        13       --       --         --              13
Exercise of common
 stock warrant
 (unaudited)........          --        --      50,000       --       500       --       --         --             500
Issuance of common
 stock in legal
 settlement to an
 employee
 (unaudited)........          --        --      13,000       --       169       --       --         --             169
Exercise of options
 for cash to
 purchase common
 stock (unaudited)..          --        --      88,865       --        67       --       --         --              67
Net loss applicable
 to common
 stockholders and
 comprehensive net
 loss applicable to
 common stockholders
 (unaudited)........          --        --          --       --        --  (41,743)      --         --         (41,743)
                      ----------  --------  ---------- --------  -------- --------  -------       ----        --------
BALANCE AT SEPTEMBER
 30, 1998
 (UNAUDITED)........          --  $     --  16,372,598 $     16  $113,907 $(78,906) $(1,829)      $(22)       $ 33,166
                      ==========  ========  ========== ========  ======== ========  =======       ====        ========


                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                             NINE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                ---------------------------  ------------------
                                 1995      1996      1997      1997      1998
                                -------  --------  --------  --------  --------
                                                                (UNAUDITED)
OPERATING ACTIVITIES:
Net loss applicable to common
 stockholders.................  $(3,666) $(10,697) $(22,549) $(14,369) $(41,743)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
  Depreciation and
   amortization...............      203       830     1,563     1,086     1,487
  Amortization of unearned
   compensation related to
   stock options..............       --        --        12         5       236
  Loss on disposal of fixed
   assets.....................       --        20        --        --        --
  Issuance of common stock for
   consulting services........       --        17        --        --        --
  Value of common and
   preferred stock warrants
   issued.....................       --        --        --        --        54
  Series F convertible
   preferred stock dividend...       --        --        --        --    23,910
  Changes in operating assets
   and liabilities:
   Accounts receivable........       --        --      (574)     (755)   (1,055)
   Accounts receivable from
    related party.............       --        --      (362)       --    (2,695)
   Inventory..................       --        --    (1,322)   (2,623)   (4,511)
   Other current assets.......      (97)     (177)     (391)     (362)   (1,160)
   Other assets...............       (7)     (118)       15        11        --
   Accounts payable...........      518         8     1,550     4,170     7,643
   Accrued payroll and related
    expenses..................      212       346       482       279       665
   Other accrued liabilities..      168       263     1,076       (36)    2,230
   Deferred revenue...........      325        --      (330)       55       (95)
   Deferred rent..............       --       102        24        19         4
   Other noncurrent
    liabilities...............       --        24       (24)       --        --
                                -------  --------  --------  --------  --------
Net cash used in operating
 activities...................   (2,344)   (9,382)  (20,830)  (12,520)  (15,030)
INVESTING ACTIVITIES:
Purchases of short-term
 investments..................       --    (6,863)  (10,995)  (10,594)   (2,948)
Proceeds from sales and
 maturities of short-term
 investments..................       --     2,355    15,085     9,254       418
Purchases of property and
 equipment....................   (1,301)   (1,892)   (2,606)   (2,507)   (1,221)
Proceeds from sale of assets..       --        42        --        --        --
Officer note receivable.......       --      (100)       --        --        --
                                -------  --------  --------  --------  --------
Net cash provided by (used in)
 investing activities.........   (1,301)   (6,458)    1,484   ( 3,847)   (3,751)


                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                                 (IN THOUSANDS)


                                                                NINE MONTHS
                                         YEARS ENDED               ENDED
                                        DECEMBER 31,           SEPTEMBER 30,
                                   -------------------------  ----------------
                                    1995     1996     1997     1997     1998
                                   -------  -------  -------  -------  -------
                                                                (UNAUDITED)
FINANCING ACTIVITIES:
Principal payments on capital
 leases..........................  $   (82) $  (124) $  (144) $  (111) $   (54)
Principal payments on long-term
 debt............................      (16)    (273)    (909)    (718)  (2,812)
Proceeds from long-term debt.....      513    1,843    1,654    1,328       --
Exercise of options and warrant
 to purchase common stock........       --       11      140      105      623
Advance from related party.......       --       --    2,000    2,000       --
Proceeds from issuance of
 preferred stock.................   11,823   14,085    9,818    9,818    6,387
Proceeds from issuance of
 redeemable preferred stock......       --       --       --       --    7,500
Principal payments on redeemable
 common stockholder and common
 stockholder notes receivable....       --       34       --       --       60
Proceeds from issuance of common
 stock...........................       --       --       --       --   35,144
                                   -------  -------  -------  -------  -------
   Net cash provided by financing
    activities...................   12,238   15,576   12,559   12,422   46,848
                                   -------  -------  -------  -------  -------
Net increase (decrease) in cash
 and cash equivalents............    8,593     (264)  (6,787)  (3,945)  28,067
Cash and cash equivalents at
 beginning of period.............       27    8,620    8,356    8,356    1,569
                                   -------  -------  -------  -------  -------
Cash and cash equivalents at end
 of period.......................  $ 8,620  $ 8,356  $ 1,569  $ 4,411  $29,636
                                   =======  =======  =======  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION:
Cash paid for interest...........  $    42  $   140  $   268  $   175  $   355
SUPPLEMENTAL NONCASH INVESTING
 AND FINANCING ACTIVITIES:
Property and equipment acquired
 under capital leases............  $   176  $   137  $    --  $    --  $    --
Maintenance agreement acquired
 under capital lease.............  $     6  $    --  $    --  $    --  $    --
Issuance of convertible preferred
 stock for stockholder note
 receivable......................  $    81  $    --  $    --  $    --  $    --
Sale of asset for decrease in
 accounts payable................  $   210  $    --  $    --  $    --  $    --
Issuance of common stock for
 consulting services.............  $    --  $    17  $    --  $    --  $    --
Exercise of option for note
 receivable to purchase
 redeemable common stock.........  $    --  $    --  $    13  $    13  $    --
Exercise of option for note
 receivable to purchase common
 stock...........................  $    --  $    --  $    --  $    --  $     9
Conversion of advance from
 related party to Series D
 preferred stock.................  $    --  $    --  $    --  $    --  $ 2,000
Issuance of common stock in legal
 settlement to an employee.......  $    --  $    --  $    --  $    --  $   169
Conversion of preferred stock to
 common stock....................  $    --  $    --  $    --  $    --  $     8
Conversion of redeemable
 preferred stock to common stock
 ................................  $    --  $    --  $    --  $    --  $ 7,500
Conversion of redeemable common
 stock to common stock ..........  $    --  $    --  $    --  $    --  $    13


                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  Terayon Communication Systems, Inc. (the Company) was incorporated under the laws of the state of California on January 20, 1993 for the purpose of developing, producing, and marketing broadband access system products. In October 1997, the Company changed its legal name from Terayon Corporation. In July 1998, the Company reincorporated in the State of Delaware. Through December 31, 1996, the Company was active in product development, the acquisition of equipment and facilities, and raising capital; accordingly, the Company was in the development stage. The Company emerged from the development stage during 1997.

 Unaudited Interim Financial Information

  The accompanying consolidated financial statements at September 30, 1998 and for the nine months ended September 30, 1997 and 1998 are unaudited but include all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair statement of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended September 30, 1998 are not necessarily indicative of results for the entire fiscal year or future periods.

 Basis of Consolidation

  The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Terayon Communication Systems Europe and Terayon do Brasil. The minority interests in net losses of Terayon Communication Systems Europe and Terayon do Brasil were not significant for all periods presented. All material intercompany balances and transactions have been eliminated.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Reclassifications

  Certain prior year balances have been restated to conform with current year presentation.

 Advertising Expenses

  The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998 was not significant.

 Research and Development Costs

  Research and development costs are charged to expense as incurred.

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


 Cash Equivalents and Short-Term Investments

  The Company invests its excess cash in money market accounts and debt instruments and considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Investments with an original maturity at the time of purchase of over three months but less than a year are classified as short-term investments. At December 31, 1996 and 1997, approximately 90% and 45%, respectively, of the Company's total cash and short-term investment balance was placed on deposit with an affiliate of a convertible preferred stockholder (none at September 30, 1998). Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation at the end of each period.

  At December 31, 1996 and 1997 and at September 30, 1998, all of the Company's investments in debt securities were classified as available-for-sale and were obligations issued by U.S. government agencies or corporate commercial paper, maturing within one year. The amortized cost, which approximated fair value, of debt instruments classified as cash equivalents and short-term investments was approximately $6,436,000 and $4,508,000, respectively, at December 31, 1996, $99,000 and $418,000, respectively, at December 31, 1997, and $23,580,000 and
$2,948,000, respectively, at September 30, 1998. The amount of unrealized gains or losses was not significant at December 31, 1996 or 1997 or September 30, 1998. The estimated fair values of cash equivalents and short-term investments are based on quoted market prices. The amount of realized gains or losses for the years ended December 31, 1995, 1996, and 1997, and for the nine months ended September 30, 1997 and 1998 were not significant.

 Concentrations of Credit Risk, Customer, Supplier, and Product

  The Company operates in one business segment, the development and sale of cable modem access products, which it sells primarily to customers within the cable and communications industries, including related parties (see Note 13). The Company performs ongoing credit evaluations of its customers and generally requires no collateral. A relatively small number of customers and resellers account for a significant percentage of the Company's revenues. The Company expects that the sale of its products to a limited number of customers and resellers may continue to account for a high percentage of revenues for the foreseeable future.

  Currently, the Company relies on single source suppliers of materials and labor for the significant majority of its product inventory but is actively pursuing additional supplier alternatives. As a result, should the Company's current suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

  Substantially all of the Company's revenues have been attributable to sales of the TeraLink and the TeraPro. These products are expected to account for a significant part of the Company's revenues for the foreseeable future. As a result, a decline in demand for or failure to achieve broad market acceptance of the TeraLink or the TeraPro would adversely affect operating results.

  In addition, market acceptance of the Company's products may be affected by the emergence and evolution of industry standards. While the Company expects its products to become compliant with industry standards, its inability to do so may adversely affect operating results.

  The Company invests its excess cash in debt instruments of the U.S. Treasury, governmental agencies, and corporations with strong credit ratings. The Company has established guidelines relative

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

to diversification and maturities that attempt to maintain safety and liquidity. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

 Inventory

  Inventory is stated at the lower of cost (first-in, first-out) or market. The components of inventory are as follows (in thousands):

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1997         1998
                                                      ------------ -------------
      Inventory:
       Finished goods................................    $  163       $4,331
       Work-in-process...............................       366          646
       Raw materials.................................       793          856
                                                         ------       ------
                                                         $1,322       $5,833
                                                         ======       ======

  During the nine months ended September 30, 1998 the Company was required to purchase inventory components from its previous contract manufacturer that were subsequently sold to its current contract manufacturer. As a result of the transition to the Company's current contract manufacturer, the Company recorded a charge of approximately $1,300,000. A portion of the charge consisted of approximately $750,000 of raw material components that were deemed obsolete due to a design change in the Company's bill of materials during the quarter ended March 31, 1998. The charge also consisted of a write down of approximately $550,000 for parts repurchased from the Company's previous contract manufacturer and then resold to the Company's current contract manufacturer, as the Company's current contract manufacturer could purchase the related parts at a lower cost than the Company had valued the inventory. Therefore, the Company wrote down the inventory to the lower of cost or market as part of selling the inventory to its current contract manufacturer.

 Property and Equipment

  Property and equipment are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases. The recoverability of the carrying amount of property and equipment is assessed based on estimated future undiscounted cash flows and if an impairment exists the charge to operations is measured as the excess of the carrying amount over the fair value of the assets. Based upon this method of assessing recoverability, no asset impairment existed for all periods presented.

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


  Property and equipment are as follows (in thousands):

                                                 DECEMBER 31,
                                                ----------------  SEPTEMBER 30,
                                                 1996     1997        1998
                                                -------  -------  -------------
   Software and computers...................... $ 2,516  $ 3,695     $ 4,074
   Furniture and equipment.....................   1,064    2,421       3,219
   Leasehold improvements......................      19       89         133
                                                -------  -------     -------
                                                $ 3,599  $ 6,205     $ 7,426
   Accumulated depreciation and amortization...  (1,027)  (2,590)     (4,077)
                                                -------  -------     -------
   Property and equipment, net................. $ 2,572  $ 3,615     $ 3,349
                                                =======  =======     =======

 Revenue Recognition

  Revenues related to product sales are generally recognized when the products are shipped to the customer. The Company has also performed some research and product development work under best efforts technology development agreements. Due to technological risk factors, the costs of these agreements have been expensed as incurred and are included in cost of goods sold for the year ended December 31, 1995. Revenues are recognized when applicable customer milestones have been met, including deliverables and, in any case, not in excess of the amount that would be recognized using the percentage-of-completion method. The Company met deliverables under an agreement in the fourth quarter of the year ended December 31, 1997 and recognized the related revenue (see Note 3).

 Warranty Reserves

  Due to the recent introduction of the Company's products, the Company has limited experience with warranty commitments that may arise with the current generation of its products. The Company's products generally carry a one-year warranty that includes factory and on-site repair services as needed for replacement of parts. Estimated expenses for warranty obligations are accrued as revenue is recognized. Reserve estimates are adjusted periodically to reflect actual experience.

 Stock-Based Compensation

  As described in Note 9, the Company has elected to account for its employee stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No.25), and to adopt the disclosure-only provisions as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"
(FAS 123).

 Net Loss Per Share and Unaudited Pro Forma Stockholders' Equity (Net Capital Deficiency)

  Historical basic and diluted net loss per share are computed using the weighted average number of common shares outstanding. Options, warrants, restricted stock and preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

  Pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from preferred stock that automatically converted upon the closing of the Company's initial public offering (using the as-if-converted method).

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

  A reconciliation of shares used in the calculation of historical and pro forma basic and diluted net loss per share follows (in thousands, except per share data):

                                                                NINE MONTHS
                                                                   ENDED
                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                ---------------------------  ------------------
                                 1995      1996      1997      1997      1998
                                -------  --------  --------  --------  --------
Net loss......................  $(3,666) $(10,697) $(22,549) $(14,369) $(17,833)
Series F convertible preferred
 stock dividend (Note 9)......       --        --        --        --   (23,910)
                                -------  --------  --------  --------  --------
Net loss applicable to common
 stockholders.................  $(3,666) $(10,697) $(22,549) $(14,369) $(41,743)
                                =======  ========  ========  ========  ========
Shares used in computing
 historical basic and diluted
 net loss per share applicable
 to common stockholders.......    3,589     4,054     4,289     4,235     6,530
Historical basic and diluted
 net loss per share applicable
 to common stockholders.......  $ (1.02) $  (2.64) $  (5.26) $  (3.39) $  (6.39)
                                =======  ========  ========  ========  ========
Shares used in computing
 historical basic and diluted
 net loss per share applicable
 to common stockholders.......                        4,289               6,530
Adjustment to reflect the
 effect of the assumed
 conversion of weighted
 average shares of convertible
 preferred stock outstanding
 applicable to common
 stockholders.................                        6,584               6,461
                                                   --------            --------
Shares used in computing pro
 forma basic and diluted net
 loss per share applicable to
 common stockholders..........                       10,873              12,991
                                                   ========            ========
Pro forma basic and diluted
 net loss per share applicable
 to common stockholders.......                     $  (2.07)           $  (3.21)
                                                   ========            ========

 Impact of Recently Issued Accounting Standards

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997 and has been adopted by the Company in 1998. The Company's comprehensive net loss was the same as its net loss for the years ended December 31, 1995, 1996 and 1997, and for the nine months ended September 30, 1997 and 1998.

  In addition, during June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS 131). FAS 131 replaces Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" and changes the way public companies report segment

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

information. FAS 131 is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for the year ended December 31, 1998.

2. OFFICER NOTE RECEIVABLE

  In March 1996, the Company loaned an officer $100,000 pursuant to a promissory note. The note does not bear interest, matures in March 2001, and is full recourse, including being collateralized by 20,000 shares of the Company's common stock.

3. DEFERRED REVENUE

  On January 4, 1995, the Company entered into a Development and Production Agreement with a telecommunications systems manufacturer (the Manufacturer), whereby the Company agreed to develop an enabling technology for use with certain manufacturer technology (the Product). Pursuant to the agreement, the Manufacturer is obligated to purchase certain minimum quantities of the Product, and the Company has agreed to provide the Product to the Manufacturer on favorable pricing terms for a period of four years following completion of the Product. In addition, the Company has agreed that for the first three months following the completion of the Product, the Company will not sell the Product to any third party for use in the carrying of voice-over coaxial cables.

  In accordance with the agreement, the Company will receive funding from the Manufacturer totaling $1,000,000. These payments were originally received upon the completion of certain milestones set forth in the agreement. As of December 31, 1997, approximately $480,000 of cash advances had been received under the agreement. In the fourth quarter of the year ended December 31, 1997, the Company delivered the Product under the agreement and recognized the $480,000 as revenue. In March 1998, the agreement was amended, and the Company is to receive the remaining payments (in addition to normal Product billings) over a certain number of future unit shipments to the Manufacturer.

4. COMMITMENTS

  The Company leases its facility and certain equipment under operating leases. The operating lease for the Company's facility expires in 2002. Rental expense was approximately $114,000, $542,000, and $850,000 for the years ended December 31, 1995, 1996, and 1997, respectively, and approximately $447,000 and $559,000 for the nine months ended September 30, 1997 and September 30, 1998, respectively. The Company signed a promissory note of approximately $59,000 in connection with the initial security deposit for the facility. The note did not bear interest and was paid in April 1997.

  In March 1996, the Company subleased its former facilities to a third party through December 1997. Sublease rental income was approximately $106,000 and $122,000 for the years ended December 31, 1996 and 1997, respectively, and approximately $109,000 for the nine months ended September 30, 1997. In October 1997, the master lease and underlying sublease for these facilities were terminated concurrently.

  The Company leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements and included in property and equipment aggregated approximately $452,000 at December 31, 1996 and 1997 and September 30, 1998. Related accumulated amortization was approximately $211,000, $337,000 and $374,000 at December 31,

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

1996 and 1997, and September 30, 1998, respectively. Amortization expense related to assets under capital leases is included in depreciation expense. In addition, the capital leases are secured by the related equipment, and the Company is required to maintain liability and property damage insurance.

  Future minimum lease payments under noncancelable operating leases and capital leases are as follows (in thousands):

                                      DECEMBER 31, 1997 SEPTEMBER 30, 1998
                                      ----------------- ---------------------
                                      OPERATING CAPITAL OPERATING    CAPITAL
                                       LEASES   LEASES    LEASES      LEASES
                                      --------- ------- ----------   --------
   1998..............................  $  610    $ 80    $      162    $    15
   1999..............................     666      34           666         34
   2000..............................     688      11           688         11
   2001..............................     708       4           708          4
   2002..............................     178      --           178         --
                                       ------    ----    ----------    -------
   Total minimum payments............  $2,850     129    $    2,402         64
                                       ======            ==========
   Less amount representing
    interest.........................              20                        9
                                                 ----                  -------
                                                  109                       55
   Less current portion..............              65                       43
                                                 ----                  -------
                                                 $ 44                  $    12
                                                 ====                  =======

 Unconditional Purchase Obligations

  The Company has unconditional purchase obligations to a few of its suppliers that support the Company's ability to manufacture its products. The obligations require the Company to purchase minimum quantities of the suppliers' products at a specified price. At September 30, 1998, the Company had approximately $11,400,000 of unconditional purchase obligations ($784,000 at December 31, 1997 and none at December 31, 1996).

5. DEBT OBLIGATIONS

  In April 1997, the Company amended an existing credit agreement with a bank to provide for a revolving line of credit up to $10,000,000 and four term loans totaling $4,250,000. Borrowings under the revolving line of credit are limited to the lesser of a) 80% of accounts receivable less than ninety days from the invoice date or b) $10,000,000. Borrowings under the revolving line of credit bear interest at the bank's prime rate plus 0.50% per annum (8.75% at December 31, 1996 and 9.0% at December 31, 1997). There were no borrowings under the revolving line of credit at December 31, 1996 and 1997. The revolving line of credit was terminated in August 1998.

  Each term loan is subject to an interest rate calculated at the bank's prime rate plus 1.50% per annum (9.75% at December 31, 1996 and 10.0% at December 31,
1997). The first term loan is payable in thirty monthly payments consisting of six interest payments and twenty-four equal principal and interest payments through May 1998. Borrowings under the first term loan of approximately $303,000 and $85,000 were outstanding at December 31, 1996 and 1997, respectively (none at September 30, 1998).

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

  The second term loan is payable in forty monthly payments of four interest payments and thirty-six equal principal and interest payments through October 1999. Borrowings under the second term loan of approximately $944,000 and $611,000, were outstanding at December 31, 1996 and 1997, respectively (none at September 30, 1998).

  The third term loan is payable according to two separate payment schedules. The first payment schedule includes thirty-six equal principal and interest payments through November 1999. At December 31, 1996 and 1997, borrowings under the first payment schedule were approximately $820,000 and $539,000, respectively (none at September 30, 1998). The second payment schedule consists of thirty-one payments of one interest payment and thirty equal principal and interest payments through December 1999. At December 31, 1997, borrowings under the second payment schedule were approximately $119,000 (none at December 31, 1996 and September 30, 1998).

  The fourth term loan is payable in forty-one monthly payments of five interest payments and thirty-six equal principal and interest payments through November 2000. Borrowings under the fourth term loan of approximately $1,458,000 were outstanding at December 31, 1997 (none at December 31, 1996 and September 30, 1998).

  Outstanding borrowings under the credit agreement are secured by all of the Company's assets. The credit agreement contains affirmative and negative covenants and will, among other things, require the Company to maintain minimum levels of investable funds and liquid assets. The credit agreement also limits the Company's ability to incur additional debt, to pay cash dividends, or to purchase or sell certain assets. Finally, the agreement restricts the Company to a maximum liability to tangible net worth ratio and prohibits certain acquisitions, mergers, consolidations, or similar transactions. At December 31, 1997, the Company was out of compliance with certain covenants contained within the credit agreement and therefore classified all outstanding borrowings as short-term.

  In August 1998, the Company entered into a new credit agreement with a bank to provide a line of credit in an amount up to $5,000,000 based on a combination of eligible accounts receivable and customer purchase orders. The new credit agreement provides for interest at a rate equal to prime (8.5% at September 30, 1998) and matures two years from the date of the agreement. At September 30, 1998, there were no outstanding borrowings under this agreement.

  Outstanding borrowings under the new credit agreement are secured by certain Company assets. The new credit agreement contains affirmative and negative covenants and requires, among other things, that the Company maintain its primary banking relationship with the bank. The new credit agreement also limits, among other things, the Company's ability to incur additional debt, to pay cash dividends, or to purchase or sell certain assets. Finally, the agreement restricts the Company to a minimum tangible net worth and prohibits certain acquisitions, mergers, consolidations, or similar transactions without the prior consent of the bank. At September 30, 1998, the Company was compliant with all covenants contained within the new credit agreement.

  The Company incurred interest expense related to the debt obligations of approximately $18,000, $88,000, and $205,000 for the years ended December 31, 1995, 1996, and 1997, respectively and $162,000 and $256,000 for the nine months ended September 30, 1997 and 1998, respectively.

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

6. CONTINGENCIES

  During 1997, the Company placed a noncancelable purchase order (subject to specific delivery date requirements) with a subcontract manufacturer. As delivery of the initial shipments was delayed by the manufacturer, the Company subsequently canceled the purchase order without the consent of the subcontract manufacturer. The Company has received notification from the subcontract manufacturer that the Company is obligated to make payment for materials and services rendered under the terms of the purchase order. While management believes that amounts recorded on its financial statements are adequate to cover all related risks, the subcontract manufacturer has not agreed to a settlement with the Company. Although the ultimate outcome of this matter cannot be determined at this time, management does not believe that the outcome will have a material adverse effect on the Company's financial position, results of operations, and cash flows. However, based on future developments, the Company's estimate of the outcome of these matters could change in the near term.

  The Company has also received a letter from an individual claiming that the Company's technology infringes a patent held by such individual. The Company has reviewed the allegations made by such individual, and management does not believe that the outcome will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

  In the normal course of business, the Company from time to time receives inquiries with regard to various legal proceedings. In the opinion of management, any liability resulting from these inquiries has been accrued and will not have a material adverse effect on the Company's financial position or results of operations.

7. INITIAL PUBLIC OFFERING

  In August 1998, the Company completed its initial public offering and issued 3,000,000 shares of its common stock to the public at a price of $13.00 per share. The Company received net proceeds of approximately $35.1 million in cash. Upon the closing of the offering, all of the outstanding shares of convertible preferred stock and redeemable convertible preferred stock outstanding were converted into an aggregate of 8,360,635 shares of common stock.

8. REDEEMABLE STOCK

  In December 1997, the Company entered into a Series E redeemable convertible preferred stock agreement ("the Agreement"). The Agreement calls for the establishment of a $5,000,000 escrow account to fund the issuance of up to 333,334 shares of Series E redeemable convertible preferred stock ("the Stock") for cash at $15.00 per share. The escrow account will release cash to the Company as the Company reaches certain technological and customer base milestones as defined under the Agreement. Upon the first closing, the Company is also to issue a warrant to purchase up to an additional 33,334 shares of the Stock at $15.00 per share. In the event the final closing of the Agreement does not occur prior to the earlier of the (a) completion of the Company's initial public offering of shares of its common stock and (b) December 31, 1998, then any amount remaining in the escrow account will be returned to the Series E stockholder.

  In February 1998, the Company reached a milestone under the Series E redeemable convertible preferred stock agreement and issued 100,000 shares of Series E redeemable convertible preferred stock,

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

resulting in cash proceeds of approximately $1,500,000 to the Company. In conjunction with this issuance, the Company issued a warrant to the Series E stockholder to purchase 33,334 shares of the Company's redeemable convertible preferred stock at $15.00 per share.

  In June 1998, the Company and the Series E stockholder amended the Series E redeemable convertible preferred stock agreement (the "Amendment"). The Amendment calls for the cancellation of all Series E redeemable convertible preferred stock outstanding with the $1,500,000 of proceeds from the cancellation being applied toward the issuance of 115,385 shares of Series D redeemable convertible preferred stock. In addition, all future milestones under the Series E redeemable convertible preferred stock agreement were canceled under the Amendment and 269,231 additional shares of Series D redeemable convertible preferred stock were issued resulting in additional proceeds of approximately $3,500,000. The Amendment also cancelled the warrant for the purchase of 33,334 shares of Series E convertible preferred stock at $15.00 per share and issued a warrant for the purchase of 38,462 shares of Series D convertible preferred stock with an exercise price of $13.00 per share. The warrant is immediately exercisable and expires on the earlier of the effective date of the Company's initial public offering or June 11, 2003. The Company has recorded an expense of $19,000 to reflect the value of this warrant.

  The Series D redeemable convertible preferred stockholder also has the option to sell to the Company some or all of the 384,616 redeemable shares held by the Series D redeemable convertible preferred stockholder (the "Put Right") any time after July 1, 1998. The price paid by the Company to the Series D redeemable convertible preferred stockholder for any shares purchased pursuant to the Put Right is $13.00 per share. In the event of the exercise of the Put Right, the Company will apply the total amount of the Put Right toward the purchase of the Company's products. Any of the redeemable shares not sold back to the Company by the Series D redeemable convertible preferred stockholder will retain their Put Right until the Put Termination Date which is defined under the Agreement as the earlier of (a) February 20, 1999 and (b) the completion of the Company's initial public offering of shares of its common stock. In addition, in the event that prior to the Put Termination Date either
(a) the completion of the Company's initial public offering of shares of its common stock has not occurred or (b) an acquisition of at least ninety percent of all of the Company's capital stock has not occurred, then the Series D redeemable convertible preferred stockholder has the right to receive a cash payment from the Company in an amount equal to ten percent of the aggregate purchase price of the number of redeemable shares held by the Series D redeemable convertible preferred stockholder as of the Put Termination Date.

  In June 1998, the Company issued 192,308 shares of Series F redeemable convertible preferred stock resulting in proceeds of approximately $2,500,000 to the Company. Series F redeemable convertible preferred stock also contains an option that allows the Series F stockholder to sell some or all of the redeemable shares back to the Company at a price of $13.00 per share any time after June 1, 1999 to be used toward the purchase of the Company's products. Any of the redeemable shares not sold back to the Company by the Series F stockholder will retain the option until the completion of the Company's initial public offering of shares of its common stock.

  In September 1997, the Company issued common stock to an employee in return for a full recourse note receivable for $13,000. The note bears an interest rate of 5.81% per annum and is due in September 1998. Pursuant to the stock purchase agreement, the employee has the option to sell some or all of his shares to the Company on or after September 22, 1998 at a purchase price of $13.00 per share (the "Put

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

Price"). Such option expires upon the earlier of (a) September 22, 2003 and (b) the completion of the Company's initial public offering of shares of its common stock. The Company expensed approximately $29,000 and $88,000 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, representing the difference between the note receivable's per share price and the Put Price over the option's vesting period. The note receivable was paid in full in January 1998.

9. STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

 Convertible Preferred Stock

  In April 1998, the Company's Board of Directors approved an increase in the authorized number of shares of convertible preferred stock to 10,399,097 shares.

  In April 1998, the Company issued 384,615 shares of Series F convertible preferred stock and a warrant to purchase 3,000,000 shares of the Company's common stock at an exercise price of $6.50 per share, resulting in cash proceeds of approximately $5,000,000 to the Company. The warrant is exercisable at any time prior to December 31, 2003. In addition, the Company issued a warrant (the "Anti-Dilution Warrant") to purchase an indeterminate number of shares of common stock for an aggregate price of $1.00. The Anti-Dilution Warrant is exercisable when the Company issues certain new equity securities. The Company has issued new equity securities that require the Company to issue an additional 19,191 shares of common stock pursuant to the Anti-Dilution Warrant.

  The Company recorded a dividend of $23,910,000 for the quarter ended June 30, 1998, representing the fair value of the warrant to purchase 3,000,000 shares of the Company's common stock (the "Shaw Warrant") under EITF No. 96-13, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The Company's accounting conclusion with respect to the Shaw Warrant issued in connection with the sale of $5,000,000 of convertible preferred stock (the "Shaw Financing") is based on management's conclusion that the sale of preferred stock was, in substance, a financing transaction and not the issuance of equity instruments in exchange for goods or services. When the Company issued $5,000,000 of convertible preferred stock and the Shaw Warrant on April 6, 1998, its singular objective was to obtain sufficient liquidity to continue as a going concern. At the time of the Shaw Financing, the Company's ability to continue as a going concern was in serious doubt. At March 31, 1998, the Company had only $109,000 in cash, but was using cash of approximately $1,000,000, net, per month in operations; further, the Company had a deficit in working capital of $8,769,000.

  In April 1998, a $2,000,000 advance received from a Series D preferred stockholder in 1997 was converted into 153,846 shares of Series D convertible preferred stock (see Note 13).

  In June 1998, the Company also issued 114,089 shares of Series D convertible preferred stock resulting in additional net proceeds of approximately $1,454,000 to the Company.

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


  The following is a summary of convertible preferred stock issued and outstanding, including redeemable convertible preferred stock at December 31, 1996 and 1997:

                                                           SHARES ISSUED AND
                                                              OUTSTANDING
                                                       -------------------------
                                              SHARES   DECEMBER 31, DECEMBER 31,
     SERIES                                 AUTHORIZED     1996         1997
     ------                                 ---------- ------------ ------------
     A.....................................  4,162,093  4,162,093    4,162,093
     B.....................................    896,834    896,834      896,834
     B-1...................................    448,417    448,417      448,417
     C.....................................    814,830    814,830      814,830
     D.....................................  1,500,000         --      808,987
     E.....................................  2,000,000         --           --
     F.....................................    576,923         --           --
                                            ----------  ---------    ---------
                                            10,399,097  6,322,174    7,131,161
                                            ==========  =========    =========

  Below are the rights and preferences of the preferred stock and redeemable preferred stock before their conversion upon the closing of the initial public offering in August 1998.

  Convertible preferred stockholders and redeemable convertible preferred stockholders have the same voting rights as common stockholders. In addition, the Series A, B, B-1, C, D, E and F stockholders will vote as a single class. In the event of any voluntary or involuntary liquidation of the Company, Series A, B, B-1, C, D, E and F stockholders are entitled to a per share liquidation preference of $0.9545, $8.92, up to $17.84, $12.50, up to $19.50, up to $22.50,
and up to $19.50, respectively, plus accrued dividends, if any. The holders of Series A, B, B-1, C, D, E and F stock are entitled to per share noncumulative dividends of $0.0764, $0.7136, $0.7136, $1.00, $1.04, $1.20 and $1.04 per
annum, respectively, when and if declared by the Board of Directors.

  Each share of preferred stock and redeemable preferred stock is convertible at the option of the holder into one share of common stock, subject to adjustments for future dilution since the date of issuance. Preferred stock and redeemable preferred stock are convertible into common stock at a rate calculated by the quotient obtained by dividing the conversion rates by the conversion prices. Conversion rates for Series A, B, B-1, C, D, and F stockholders are $0.9545, $8.92, $8.92, $12.50, $13.00 and $13.00,
respectively. Conversion prices for Series A, B, B-1, C, D, and F stockholders are $0.9545, $8.92, $8.92, $12.50, $13.00 and $13.00, respectively. Both conversion rates and conversion prices are subject to proportionate increases and decreases resulting from adjustments to conversion prices for stock dividends and for combinations or subdivisions of common stock, adjustments for reclassification and reorganization or adjustments for the sale of shares below the conversion prices for Series C, Series D, and Series F redeemable preferred and preferred stockholders.

  Each share of Series A, B, and B-1 preferred stock automatically converts into common stock at the then applicable conversion rate upon the earlier of
(a) the public offering of the Company's common stock with aggregate proceeds in excess of $10,000,000 or (b) the date on which the Company obtains the consent of at least two-thirds of the shares of Series A, B, and B-1 stockholders separately by class. Each share of Series C preferred stock automatically converts at the earlier of (a) the public offering of the Company's common stock at a per share price of $12.50 (b) the end of any twenty-day period after a public offering of the Company's common stock during which the closing sales price per share was at

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

least $12.50, or (c) the date on which the Company obtains the consent of at least two-thirds of the shares of Series C stockholders, as applicable. Each share of Series D preferred and redeemable preferred stock, Series E preferred stock, and Series F preferred and redeemable preferred stock automatically converts at the earlier of (a) the public offering of the Company's common stock at a per share price of $13.00 or (b) the date on which the Company obtains the consent of at least two-thirds of the shares of Series D, E and Series F stockholders, as applicable. The Company has fully reserved shares of common stock for issuance upon the conversion of the convertible preferred stock and redeemable convertible preferred stock. In June 1998, the Company obtained waivers from the holders of more than 66 2/3% of the Series C, Series D and Series F preferred stock, eliminating the automatic conversion price of $12.50, $13.00 and $13.00 per share, respectively, and instituted an automatic conversion provision of aggregate proceeds in excess of $30,000,000 from the Company's initial public offering.

  Prior to undertaking an initial public offering of its securities or initiating a sale of 50% or more of the Company's outstanding capital stock or substantially all of the Company's assets to a third party, the Company must provide written notice to one of the convertible preferred shareholders. The investor then has the right to make the first offer to purchase the Company for a period of up to thirty days from receipt of the Company's notice.

 Common Stock Warrant

  In June 1998, the Company issued a warrant to purchase 50,000 shares of the Company's common stock at $10.00 per share. The warrant expires on the earlier of the completion of the Company's initial public offering or December 1998. The Company recorded an expense of $35,000 to reflect the value of the warrant in the nine months ended September 30, 1998. The warrant was exercised in August 1998.

 Common Stock Reserved

  Common stock reserved for issuance is as follows:

                                                    DECEMBER 31, SEPTEMBER 30,
                                                        1997         1998
                                                    ------------ -------------
   Convertible preferred stock.....................   7,131,161           --
   Redeemable convertible preferred stock..........          --           --
   Common stock options............................   2,646,880    4,848,364
   Convertible preferred stock option..............     153,846           --
   Redeemable convertible preferred stock in es-
    crow...........................................     333,334           --
   Common stock warrants...........................          --    3,019,191
   Employee stock purchase plan....................          --      700,000
                                                     ----------    ---------
                                                     10,265,221    8,567,555
                                                     ==========    =========

 Stock-Based Compensation

  In March 1995 and February 1997, the Board of Directors approved a stock option plan and an equity incentive plan, respectively, that authorized the grant of options to purchase shares of the Company's common stock. At December 31, 1997, the total authorized number of shares under the 1995

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

and 1997 plans was 2,114,747 and 1,050,000, respectively. The plans are administered by the Board of Directors and provide for incentive stock options or nonqualified stock options to be issued to employees, directors, and consultants of the Company. Prices for incentive stock options may not be less than the fair value of the common stock at the date of grant. Prices for nonqualified stock options may not be less than 85% of the fair value of the common stock at the date of grant. Options are immediately exercisable and vest over a period not to exceed five years from the date of grant. Any unvested stock issued is subject to repurchase by the Company at the original issuance price upon termination of the option holder's employment. Unexercised options expire ten years after the date of grant.

  In March and July 1997, the Board of Directors authorized grants of common stock options outside the Company's stock option plans. The options are for 70,000 shares of common stock and generally vest over a three-year period in six equal installments occurring every six months. In May and June 1998, the Board of Directors authorized additional grants of 70,000 shares of common stock outside the Company's stock option plans.

  In June 1998, the Company's Board of Directors authorized (i) the adoption of the amended 1997 Equity Incentive Plan, pursuant to which 2,250,000 additional shares (plus a number of shares equal to the difference between the number of shares remaining available for grant and the number of shares equal to 5% of the Company's outstanding common stock at each year end) of the Company's common stock have been reserved for future issuance to selected employees, directors and consultants, (ii) the adoption of the 1998 Non-Employee Directors' Stock Option Plan, pursuant to which 200,000 shares of the Company's common stock have been reserved for future issuance to non-employee directors of the Company, and (iii) the adoption of the 1998 Employee Stock Purchase Plan, pursuant to which 700,000 shares of the Company's common stock have been reserved for future issuance to eligible employees.

  During the year ended December 31, 1997 and the nine months ended September 30, 1998, the Company recorded aggregate deferred compensation of approximately $228,000 and $1,849,000, respectively, representing the difference between the grant price and the deemed fair value of the Company's common stock options granted during these periods. The amortization of deferred compensation is being charged to operations and is being amortized over the vesting period of the options, which is typically five years. For the year ended December 31, 1997 and the nine months ended September 30, 1998, the amortized expense was approximately $12,000 and $236,000, respectively.

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


  The following is a summary of additional information with respect to the 1995 Stock Option Plan, the 1997 Equity Incentive Plan, the 1998 Non-Employee Directors' Stock Option Plan and option grants made outside the plans:

                                                                 OPTIONS
                                                               OUTSTANDING
                                                             AND EXERCISABLE
                                                            -------------------
                                                                       WEIGHTED
                                                 OPTIONS     NUMBER    AVERAGE
                                                AVAILABLE      OF      EXERCISE
                                                FOR GRANT    SHARES     PRICE
                                                ----------  ---------  --------
  Options authorized on March 8, 1995..........  1,414,747         --   $  --
  Options granted.............................. (1,630,500) 1,630,500   $0.10
  Options canceled.............................    396,000   (396,000)  $0.03
                                                ----------  ---------
Balance at December 31, 1995...................    180,247  1,234,500   $0.10
  Options authorized...........................    700,000         --   $  --
  Options granted..............................   (988,500)   988,500   $0.51
  Options exercised............................         --   (106,219)  $0.10
  Options canceled.............................    229,831   (229,831)  $0.15
                                                ----------  ---------
Balance at December 31, 1996...................    121,578  1,886,950   $0.31
  Options authorized...........................  1,120,000         --   $  --
  Options granted.............................. (1,304,050) 1,304,050   $1.71
  Options exercised............................         --   (481,648)  $0.30
  Options canceled.............................    372,168   (372,168)  $0.56
                                                ----------  ---------
Balance at December 31, 1997...................    309,696  2,337,184   $1.05
  Options authorized (unaudited)...............  2,520,000         --      --
  Options granted (unaudited).................. (1,092,487) 1,092,487   $8.15
  Options exercised (unaudited)................         --   (318,516)  $0.41
  Options canceled (unaudited).................    425,315   (425,315)  $2.79
                                                ----------  ---------
Balance at September 30, 1998 (unaudited)......  2,162,524  2,685,840   $3.73
                                                ==========  =========

  The following table summarizes information about stock options that were outstanding and exercisable at December 31, 1997:

                                         OPTIONS OUTSTANDING AND EXERCISABLE
                                     -------------------------------------------
                                                                WEIGHTED AVERAGE
                                                   WEIGHTED        REMAINING
                                     NUMBER OF AVERAGE EXERCISE CONTRACTUAL LIFE
       RANGE OF EXERCISE PRICES       SHARES        PRICE          (IN YEARS)
       ------------------------      --------- ---------------- ----------------
         $0.10 - $0.50.............. 1,167,134      $0.34             8.13
         $1.25 - $1.30..............   974,800      $1.26             9.00
         $3.00 - $5.00..............   195,250      $4.26             9.90
                                     ---------
           Total.................... 2,337,184      $1.05             8.64
                                     =========

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


  In addition, the following table summarizes information about stock options that were outstanding and exercisable at September 30, 1998:

                                         OPTIONS OUTSTANDING AND EXERCISABLE
                                     -------------------------------------------
                                                                WEIGHTED AVERAGE
                                                   WEIGHTED        REMAINING
                                     NUMBER OF AVERAGE EXERCISE CONTRACTUAL LIFE
       RANGE OF EXERCISE PRICES       SHARES        PRICE          (IN YEARS)
       ------------------------      --------- ---------------- ----------------
         $0.10 -- $0.50.............   792,857      $ 0.39            7.49
         $1.25 -- $1.30.............   767,198      $ 1.25            8.50
         $3.00 -- $5.00.............   160,750      $ 4.10            9.23
         $6.50 -- $10.00............   786,658      $ 7.35            9.68
         $13.00.....................   178,377      $13.00            9.87
                                     ---------
           Total.................... 2,685,840      $ 3.73            8.68
                                     =========

  At December 31, 1997 and September 30, 1998, 103,050 and 130,550 shares, respectively, of common stock outstanding were subject to repurchase by the Company. Common stock subject to repurchase represents any unvested shares of common stock held by an option holder which, upon termination of the option holder's employment, may be repurchased by the Company. Such shares are subject to repurchase at their original issuance price.

  The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net loss is required under FAS 123 and is calculated as if the Company had accounted for its employee stock options granted during the years ended December 31, 1995, 1996 and 1997 under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions: risk-free interest rates of 5.34%, 6.22%, and 5.75% for 1995, 1996, and 1997, respectively; no dividend yield or volatility factors of the expected market price of the Company's common stock; and a weighted average expected life of the option of five years.

  As discussed above, the option valuation models used under FAS 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

plans consistent with the method of FAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                  YEARS ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1995      1996      1997
                                                  -------  --------  --------
   Pro forma net loss............................ $(3,669) $(10,718) $(22,627)
                                                  =======  ========  ========
   Pro forma basic and diluted net loss per
    share........................................ $ (1.02) $  (2.64) $  (5.28)
                                                  =======  ========  ========

  The pro forma impact of options on the net loss for the years ended December 31, 1995, 1996, and 1997 is not representative of the effects on net income
(loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants. The full effect of FAS 123 will not be fully reflected until 1999.

  The options' weighted average grant date fair value, which is the value assigned to the options under FAS 123, was $0.02, $0.11, and $0.41 for options granted during 1995, 1996, and 1997, respectively.

 Stockholders' Notes Receivable

  In February 1993, the Company issued common stock to a founder in return for a full recourse note receivable for $12,500. The note bears an interest rate of 7.04% per annum and is due in February 1998.

  During June and December 1995, two officers of the Company were provided cash advances totaling $81,133 for the purpose of purchasing the Company's Series A preferred stock. The underlying full recourse notes were paid in August 1996 and June 1998.

  In January 1998, the Company issued common stock to an employee in exchange for a full recourse note receivable for $9,375. The note bears interest at 5.7% and is payable in three equal annual payments commencing in January 1999.

10. INCOME TAXES

  Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the fiscal years ended December 31, 1995, 1996, and 1997.

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1996 and 1997 are as follows (in thousands):

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------  --------
   Deferred Tax Assets:
     Net operating loss carryforwards........................ $ 4,412  $ 11,323
     Tax credit carryforwards................................     293     2,531
     Capitalized research and development....................     912     1,373
     Other, net..............................................     439     1,158
                                                              -------  --------
       Total deferred tax assets.............................   6,056    16,385
   Valuation allowance.......................................  (6,056)  (16,385)
                                                              -------  --------
     Net deferred tax assets                                  $    --  $     --
                                                              =======  ========

  Realization of deferred tax assets is dependent on future earnings, if any, the timing and the amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset as of December 31, 1996 and 1997, has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of approximately $1,533,000, $4,444,000, and $10,329,000 for the years ended December 31, 1995, 1996, and
1997, respectively.

  As of December 31, 1997, the Company had federal and California net operating loss carryforwards of approximately $31,000,000 and $15,000,000, respectively. The Company also had federal and California research and development tax credit carryforwards of approximately $1,700,000 and $1,200,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in the years 1999 through 2012, if not utilized.

  Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before full utilization.

  The reconciliation of income tax expense (benefit) attributable to continuing operations computed at the U.S. federal statutory rates to income tax expense (benefit) for the fiscal years ended December 31, 1995, 1996, and 1997 is as follows (in thousands):

                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1995      1996      1997
                                                 --------  --------  --------
   Tax provision (benefit) at U.S. statutory
    rate........................................ $ (1,258) $ (3,638) $ (7,667)
   Loss for which no tax benefit is currently
    recognizable................................    1,258     3,638     7,667
                                                 --------  --------  --------
                                                 $     --  $     --  $     --
                                                 ========  ========  ========

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


11. SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

  Three of the Company's customers, Telegate Ltd., Sumitomo Corporation, and Net Brasil S.A. accounted for 30%, 29%, and 14% of revenues, respectively, for the year ended December 31, 1997. Shaw Communications, Inc., Cablevision Systems Corporation and Sumitomo Corporation, accounted for 32%, 19% and 14% of revenues for the nine months ended September 30, 1998, respectively. No other customer accounted for more than 10% of revenues during these periods.

  Total net export revenues to regions outside of the United States were approximately $1,855,000 and $13,187,000 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. Revenues by geographic region were as follows (in thousands):

                                                                    NINE MONTHS
                                                       YEAR ENDED      ENDED
                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1997         1998
                                                      ------------ -------------
   Revenues:
     United States...................................    $  263       $ 5,589
     Canada..........................................       198         6,010
     Asia............................................       617         2,830
     South America...................................       326         1,039
     Europe and Israel...............................       714         3,308
                                                         ------       -------
       Total.........................................    $2,118       $18,776
                                                         ======       =======

12. 401(K) PROFIT SHARING PLAN AND TRUST

  During 1995, the Company adopted a 401(k) Profit Sharing Plan and Trust that allows eligible employees to make contributions subject to certain limitations. The Company may make discretionary contributions based on profitability as determined by the Board of Directors. No amount was contributed by the Company to the plan during the years ended December 31, 1995, 1996, and 1997 or for the nine months ended September 30, 1997 and 1998.

13. RELATED PARTY TRANSACTIONS

  During the year ended December 31, 1997, the Company recognized revenue of approximately $617,000 in connection with product shipments made to a Series D preferred stockholder. In addition, during the nine months ended September 30, 1998, the Company recognized revenue of approximately $2,635,000 and $6,010,000 in connection with product shipments made to a Series D preferred stockholder, and a Series F redeemable preferred and preferred stockholder, respectively. Accounts receivable from the related parties totaled approximately $362,000 and $3,057,000 at December 31, 1997 and September 30, 1998, respectively.

  In September 1997, the Company received $2,000,000 from a Series D preferred stockholder in connection with a stock option agreement. As of December 31, 1997, the Company has recorded the amount received as an advance from the related party. The stock option agreement allows for the purchase of 153,846 shares of Series D preferred stock for the $2,000,000, on or before April 30, 1998. In April 1998, the $2,000,000 advance was converted into 153,846 shares of Series D convertible preferred stock.

                      TERAYON COMMUNICATIONS SYSTEMS, INC.

 (INFORMATION PERTAINING TO SEPTEMBER 30, 1998 AND THE NINE MONTH PERIODS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


14. DELAWARE REINCORPORATION

  In June 1998, the Company's Board of Directors authorized the reincorporation of the Company in Delaware and an increase in the authorized number of shares of common stock from 20,000,000 shares to 35,000,000 shares. In July 1998, the Company's shareholders approved the reincorporation and the increase in authorized number of shares, and the reincorporation was effective as of July 8, 1998. The par value of the preferred and common stock is $.001 per share. Subsequent to the initial public offering, the Company's Certificate of Incorporation will be amended to authorize 5,000,000 shares of preferred stock which the Board of Directors has the authority to fix or alter the designation, powers, preferences and rights of the shares of each such series and qualifications, limitations or restrictions to any unissued series of preferred stock. The Company's reincorporation has been reflected in the consolidated financial statements. The change resulted in the transfer of $40,116,000 from convertible preferred stock and $30,401,000 from common stock to additional paid in capital.

15.  SUBSEQUENT EVENT--LINE OF CREDIT

  In October 1998, the Company's existing line of credit was increased to $10.0 million and the interest rate was reduced to prime.

                              [Inside Back Cover]

              Graphic consisting of a depiction of the following:

                     Terayon's new single-board cable modem

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AU-THORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF THE COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                                  ----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Information Regarding Forward-Looking Statements.........................  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Price Range of Common Stock..............................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Consolidated Financial Data.....................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  35
Management...............................................................  50
Certain Transactions.....................................................  60
Principal and Selling Stockholders.......................................  61
Description of Capital Stock.............................................  63
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  67
Legal Matters............................................................  69
Experts..................................................................  69
Additional Information...................................................  69
Glossary................................................................. G-1
Index to Financial Statements............................................ F-1


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             3,250,000 SHARES

                    [LOGO OF TERAYON COMMUNICATION SYSTEMS]

                                 COMMON STOCK

                                 ------------

                                  PROSPECTUS

                                 ------------

                                BT ALEX. BROWN

                               HAMBRECHT & QUIST

                                LEHMAN BROTHERS

                             SALOMON SMITH BARNEY

                                       , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the shares of Common Stock being registered. All the amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   Registration fee................................................... $ 38,444
   NASD filing fee....................................................   14,329
   Nasdaq National Market listing fee.................................   17,500
   Blue sky qualification fee and expenses............................    5,000
   Printing and engraving expenses....................................  175,000
   Legal fees and expenses............................................  200,000
   Accounting fees and expenses.......................................  200,000
   Transfer agent and registrar fees..................................    5,000
   Miscellaneous......................................................   44,727
                                                                       --------
     Total............................................................ $700,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Company may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, the Company is required to advance all expenses incurred by its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive, (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (vi) the Company may not retroactively amend the Bylaws provisions relating to indemnity.

  The Company has entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since January 1, 1996, Registrant has sold and issued the following unregistered securities:

 (1) In February 1996, Registrant issued and sold 448,417 shares of Series B-1 Preferred Stock to Sierra Ventures for an aggregate purchase price of $3,999,880.

 (2) In April 1996, Registrant issued 32,580 shares of Common Stock valued at $16,290 to a consultant in consideration of consulting services rendered.

 (3) In December 1996, Registrant issued and sold 814,830 shares of Series C Preferred Stock to 13 private investors for an aggregate purchase price of $10,185,375.

 (4) In September 1997, Registrant issued and sold 10,000 shares of Common Stock to an employee for an aggregate offering price of $13,000.

 (5) Between September 1997 and June 1998, Registrant issued and sold 1,461,538 shares of Series D Preferred Stock to 27 private investors for an aggregate purchase price of $18,999,994, and issued warrants to purchase an aggregate of 38,462 shares of Series D Preferred Stock at an exercise price of $13.00 per share.

 (6) In December 1997, Registrant issued 15,716 shares of Series D Preferred Stock valued at $204,308 to an investment bank for services rendered as the exclusive placement agent of the sale of Series D Preferred Stock.

 (7) In April 1998, Registrant issued to Shaw Communications Inc. ("Shaw") an aggregate of 384,615 shares of Series F Preferred Stock and a warrant to purchase 3,000,000 shares of Common Stock at an exercise price of $6.50 per share and a warrant to purchase an indeterminate amount of Common Stock for $1.00 upon the occurrence of certain events for an aggregate purchase price of $5,000,000. In June 1998, Registrant issued Shaw an aggregate of 192,308 shares of Series F Preferred Stock for an aggregate purchase price of $2,499,999.

 (8) In June 1998, the Company issued a warrant to TAL Financial Corporation to purchase 50,000 shares of Common Stock at an exercise price of $10.00 per share.

 (9) In August 1998, the Company issued 13,000 shares of Common Stock valued at $13.00 per share to a former employee.

(10) From January 1, 1996 to January 3, 1999, Registrant granted stock options to a total of 164 employees, directors and consultants covering an aggregate of 3,347,537 shares of Common Stock, at exercise prices varying from $.50 to $13.00. Of such shares, 1,906,000 shares have been issued and sold pursuant to the exercise of such options. Options to purchase 1,028,991 shares of Common Stock have been cancelled or have lapsed without being exercised or otherwise have been cancelled.

  Registrant claimed exemptions under the Securities Act from registration under the Securities Act for the sale and issuance of securities in the transaction described in paragraphs (1) through (9) by virtue of Section 4(2), Regulation D promulgated thereunder as transactions not involving a public offering. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

  The sales and issuances in the transactions described in paragraph (10) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder, in that they were issued pursuant to a written compensatory benefit plan, as provided by Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS.

    EXHIBIT
    NUMBER                        DESCRIPTION OF DOCUMENT
    ------- -------------------------------------------------------------------
     1.1+   Form of Underwriting Agreement.
     3.1+   Amended and Restated Certificate of Incorporation of the
             Registrant.
     3.2    Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1
             ("Registration Statement No. 333-56911")).
     4.1    Reference is made to Exhibits 3.1 through 3.3.
     4.2    Specimen Common Stock Certificate. (Incorporated by reference to
             Exhibit 4.2 of Registration Statement No. 333-56911).
     4.3    Amended and Restated Information and Registration Rights Agreement
             dated April 6, 1998. (Incorporated by reference to Exhibit 4.3 of
             Registration Statement No. 333-56911).
     5.1    Opinion of Cooley Godward llp.
    10.1    Form of Indemnity Agreement between the Registrant and each of its directors and officers. (Incorporated by reference to Exhibit 10.1 of Registration Statement No. 333-56911).
    10.2    1995 Stock Option Plan, as amended on March 26, 1996. (Incorporated by reference to Exhibit 10.2 of Registration Statement No. 333-
             56911).
    10.3    1997 Equity Incentive Plan, as amended on June 9, 1998.
             (Incorporated by reference to Exhibit 10.3 of Registration
             Statement No. 333-56911).
    10.4    1998 Employee Stock Purchase Plan. (Incorporated by reference to
             Exhibit 10.4 of Registration Statement No. 333-56911).
    10.5    1998 Non-Employee Directors Stock Option Plan. (Incorporated by
             reference to Exhibit 10.5 of Registration Statement No. 333-
             56911).
    10.6**  Supply Agreement between the Registrant and ECI Telecom Ltd. dated
             March 3, 1998. (Incorporated by reference to Exhibit 10.6 of
             Registration Statement No. 333-56911).
    10.7**  Strategic Partnership and Distributorship Agreement between the
             Registrant and Sumitomo Corporation dated December 4, 1996.
             (Incorporated by reference to Exhibit 10.7 of Registration
             Statement No. 333-56911).
    10.8**  Master Agreement between the Registrant and NET Brasil S.A. dated
             June 30, 1997. (Incorporated by reference to Exhibit 10.8 of
             Registration Statement No. 333-56911).
    10.9    Resale and License Agreement between the Registrant and Digital
             Equipment Corporation dated December 9, 1996. (Incorporated by reference to Exhibit 10.9 of Registration Statement No. 333-
             56911).
    10.10   Lease Agreement dated January 23, 1996 between the Registrant and
             Arrillaga Family Trust and Richard T. Peery Separate Property
             Trust. (Incorporated by reference to Exhibit 10.10 of Registration
             Statement No. 333-56911).
    10.11   Employment Agreement between the Registrant and Zaki Rakib dated
             February 1993. (Incorporated by reference to Exhibit 10.11 of
             Registration Statement No. 333-56911).
    10.12   Employment Agreement between the Registrant and Selim Rakib dated
             February 1993. (Incorporated by reference to Exhibit 10.12 of
             Registration Statement No. 333-56911).
    10.13   Loan and Security Agreement dated August 10, 1998 between the
             Company and Silicon Valley Bank and Schedule to Loan and Security
             Agreement dated August 10, 1998 between the Company and Silicon
             Valley Bank (Incorporated by reference to Exhibits 10.1 and 10.2 of the Registrant's Quarterly Report on Form 10-Q
             (No. 000-24647)).
    10.14+  Streamline Facility Agreement dated October 30, 1998 between the
             Company and Silicon Valley Bank.

    EXHIBIT
    NUMBER                        DESCRIPTION OF DOCUMENT
    ------- -------------------------------------------------------------------
    10.15   Product Development Agreement between the Registrant and Cisco
             Systems, Inc. dated July 22, 1996. (Incorporated by reference to
             Exhibit 10.14 of Registration Statement No. 333-56911).
    10.16   Promissory Note and Stock Pledge Agreement between the Registrant and Shlomo Rakib dated March 6, 1996. (Incorporated by reference to Exhibit 10.15 of Registration Statement No. 333-56911).
    10.17   Stock Repurchase Agreement between the Registrant and Zaki Rakib dated March 16, 1995. (Incorporated by reference to Exhibit 10.16 of Registration Statement No. 333-56911).
    10.18   Stock Repurchase Agreement between the Registrant and Shlomo Rakib dated March 16, 1995. (Incorporated by reference to Exhibit 10.17 of Registration Statement No. 333-56911).
    10.19   Series A Preferred Stock Purchase Agreement between the Registrant and Lewis Solomon dated June 16, 1995. (Incorporated by reference to Exhibit 10.18 of Registration Statement No. 333-56911).
    10.20   Promissory Note between the Registrant and Lewis Solomon dated June
             16, 1997. (Incorporated by reference to Exhibit 10.19 of
             Registration Statement No. 333-56911).
    10.21   Stock Pledge Agreement between the Registrant and Lewis Solomon dated June 16, 1997. (Incorporated by reference to Exhibit 10.20 of Registration Statement No. 333-56911).
    10.22   Anti-Dilution Warrant to Purchase Shares of Common Stock dated
             April 6, 1998 issued to Shaw Communications Inc. (Incorporated by reference to Exhibit 10.21 of Registration Statement No. 333-
             56911).
    21.1    List of Subsidiaries. (Incorporated by reference to Exhibit 21.1 of
             Registration Statement No. 333-56911).
    23.1    Consent of Cooley Godward llp (included in Exhibit 5.1).
    23.2    Consent of Ernst & Young LLP, Independent Auditors.
    24.1+   Power of Attorney (reference is made to page II-6).

--------

+  Previously filed.
** Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

  (B) FINANCIAL STATEMENT SCHEDULES.

  Schedule II--Valuation and Qualifying Accounts

  Schedules not listed above are omitted because they are not required, they are not applicable or the information is already included in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective,
(2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, REGISTRANT HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE COUNTY OF SANTA CLARA, STATE OF CALIFORNIA, ON THE 4TH DAY OF JANUARY, 1999.

                                         TERAYON COMMUNICATION SYSTEMS, INC.

                                         By       /s/ Ray M. Fritz
                                            -----------------------------------
                                                     RAY M. FRITZ
                                               CHIEF FINANCIAL OFFICER

             SIGNATURES                      TITLE             DATE

                 *                    Chief Executive          January 4, 1999
------------------------------------   Officer and
           DR. ZAKI RAKIB              Director
                                       (Principal Executive
                                       Officer)

          /s/ Ray M. Fritz            Chief Financial          January 4, 1999
------------------------------------   Officer (Principal
            RAY M. FRITZ               Accounting and
                                       Financial Officer)

                 *                    Chairman of the          January 4, 1999
------------------------------------   Board of Directors
            SHLOMO RAKIB

                 *                    Director                 January 4, 1999
------------------------------------
          MICHAEL D'AVELLA

                 *                    Director                 January 4, 1999
------------------------------------
       CHRISTOPHER J. SCHAEPE

                 *                    Director                 January 4, 1999
------------------------------------
           LEWIS SOLOMON

                 *                    Director                 January 4, 1999
------------------------------------
            MARK STEVENS

*By:      /s/ Ray M. Fritz
  ---------------------------------
            RAY M. FRITZ
          ATTORNEY-IN-FACT

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                           ADDITIONS
                               BALANCE AT  CHARGED TO
                              BEGINNING OF COSTS AND             BALANCE AT END
                                 PERIOD     EXPENSES  WRITE-OFFS   OF PERIOD
                              ------------ ---------- ---------- --------------
                                               (IN THOUSANDS)
Allowance for doubtful
 accounts:
  Year ended December 31,
   1995......................     $--         $ --       $--          $ --
  Year ended December 13,
   1996......................     $--         $ --       $--          $ --
  Year ended December 31,
   1997......................     $--         $ 20       $--          $ 20
  Nine months ended September
   30, 1998 (unaudited)......     $20         $444       $--          $464

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                        DESCRIPTION OF DOCUMENT
    ------- -------------------------------------------------------------------
     1.1+   Form of Underwriting Agreement.
     3.1+   Amended and Restated Certificate of Incorporation of the
             Registrant.
     3.2    Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1
             ("Registration Statement No. 333-56911")).
     4.1    Reference is made to Exhibits 3.1 through 3.3.
     4.2    Specimen Common Stock Certificate. (Incorporated by reference to
             Exhibit 4.2 of Registration Statement No. 333-56911).
     4.3    Amended and Restated Information and Registration Rights Agreement
             dated April 6, 1998. (Incorporated by reference to Exhibit 4.3 of
             Registration Statement No. 333-56911).
     5.1    Opinion of Cooley Godward llp.
    10.1    Form of Indemnity Agreement between the Registrant and each of its directors and officers. (Incorporated by reference to Exhibit 10.1 of Registration Statement No. 333-56911).
    10.2    1995 Stock Option Plan, as amended on March 26, 1996. (Incorporated by reference to Exhibit 10.2 of Registration Statement No. 333-
             56911).
    10.3    1997 Equity Incentive Plan, as amended on June 9, 1998.
             (Incorporated by reference to Exhibit 10.3 of Registration
             Statement No. 333-56911).
    10.4    1998 Employee Stock Purchase Plan. (Incorporated by reference to
             Exhibit 10.4 of Registration Statement No. 333-56911).
    10.5    1998 Non-Employee Directors Stock Option Plan. (Incorporated by
             reference to Exhibit 10.5 of Registration Statement No. 333-
             56911).
    10.6**  Supply Agreement between the Registrant and ECI Telecom Ltd. dated
             March 3, 1998. (Incorporated by reference to Exhibit 10.6 of
             Registration Statement No. 333-56911).
    10.7**  Strategic Partnership and Distributorship Agreement between the
             Registrant and Sumitomo Corporation dated December 4, 1996.
             (Incorporated by reference to Exhibit 10.7 of Registration
             Statement No. 333-56911).
    10.8**  Master Agreement between the Registrant and NET Brasil S.A. dated
             June 30, 1997. (Incorporated by reference to Exhibit 10.8 of
             Registration Statement No. 333-56911).
    10.9    Resale and License Agreement between the Registrant and Digital
             Equipment Corporation dated December 9, 1996. (Incorporated by reference to Exhibit 10.9 of Registration Statement No. 333-
             56911).
    10.10   Lease Agreement dated January 23, 1996 between the Registrant and
             Arrillaga Family Trust and Richard T. Peery Separate Property
             Trust. (Incorporated by reference to Exhibit 10.10 of Registration
             Statement No. 333-56911).
    10.11   Employment Agreement between the Registrant and Zaki Rakib dated
             February 1993. (Incorporated by reference to Exhibit 10.11 of
             Registration Statement No. 333-56911).
    10.12   Employment Agreement between the Registrant and Selim Rakib dated
             February 1993. (Incorporated by reference to Exhibit 10.12 of
             Registration Statement No. 333-56911).
    10.13   Loan and Security Agreement dated August 10, 1998 between the
             Company and Silicon Valley Bank and Schedule to Loan and Security
             Agreement dated August 10, 1998 between the Company and Silicon
             Valley Bank (Incorporated by reference to Exhibits 10.1 and 10.2 of the Registrant's Quarterly Report on Form 10-Q
             (No. 000-24647)).
    10.14+  Streamline Facility Agreement dated October 30, 1998 between the
             Company and Silicon Valley Bank.

    EXHIBIT
    NUMBER                        DESCRIPTION OF DOCUMENT
    ------- -------------------------------------------------------------------
    10.15   Product Development Agreement between the Registrant and Cisco
             Systems, Inc. dated July 22, 1996. (Incorporated by reference to
             Exhibit 10.14 of Registration Statement No. 333-56911).
    10.16   Promissory Note and Stock Pledge Agreement between the Registrant and Shlomo Rakib dated March 6, 1996. (Incorporated by reference to Exhibit 10.15 of Registration Statement No. 333-56911).
    10.17   Stock Repurchase Agreement between the Registrant and Zaki Rakib dated March 16, 1995. (Incorporated by reference to Exhibit 10.16 of Registration Statement No. 333-56911).
    10.18   Stock Repurchase Agreement between the Registrant and Shlomo Rakib dated March 16, 1995. (Incorporated by reference to Exhibit 10.17 of Registration Statement No. 333-56911).
    10.19   Series A Preferred Stock Purchase Agreement between the Registrant and Lewis Solomon dated June 16, 1995. (Incorporated by reference to Exhibit 10.18 of Registration Statement No. 333-56911).
    10.20   Promissory Note between the Registrant and Lewis Solomon dated June
             16, 1997. (Incorporated by reference to Exhibit 10.19 of
             Registration Statement No. 333-56911).
    10.21   Stock Pledge Agreement between the Registrant and Lewis Solomon dated June 16, 1997. (Incorporated by reference to Exhibit 10.20 of Registration Statement No. 333-56911).
    10.22   Anti-Dilution Warrant to Purchase Shares of Common Stock dated
             April 6, 1998 issued to Shaw Communications Inc. (Incorporated by reference to Exhibit 10.21 of Registration Statement No. 333-
             56911).
    21.1    List of Subsidiaries. (Incorporated by reference to Exhibit 21.1 of
             Registration Statement No. 333-56911).
    23.1    Consent of Cooley Godward llp (included in Exhibit 5.1).
    23.2    Consent of Ernst & Young LLP, Independent Auditors.
    24.1+   Power of Attorney (reference is made to page II-6).

--------

+  Previously filed.

** Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.